                                               Filed pursuant to Rule 424(b)(4)
                                                  Registration Number 333-35993
PROSPECTUS
DECEMBER 15, 1997

                                [CONNING LOGO]

                               2,500,000 SHARES

                              CONNING CORPORATION

                                 COMMON STOCK

  All of the 2,500,000 shares of Common Stock offered hereby are being sold by Conning Corporation (the "Company" or "Conning").

    After completion of the offering, General American Life Insurance Company ("General American") will beneficially own approximately 65% of the Company's Common Stock (approximately 63% if the Underwriters' over-allotment option is exercised in full). See "Risk Factors--Dependence on Principal Shareholder" and "--Potential Conflicts of Interest."

    Prior to this offering, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has received approval for the trading of its Common Stock on the Nasdaq National Market under the symbol "CNNG," subject to official notice of issuance.

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRE-
          SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------
                                                         PRICE            UNDERWRITING
                                                        TO THE            DISCOUNTS AND       PROCEEDS TO THE
                                                        PUBLIC           COMMISSIONS<F1>        COMPANY<F2>
--------------------------------------------------------------------------------------------------------------
Per Share.......................................           $13.50              $.945               $12.555

Total <F2><F3>..................................        $33,750,000          $2,362,500          $31,387,500
--------------------------------------------------------------------------------------------------------------


<F1> The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

<F2> Before deducting offering expenses estimated at $1,375,000, payable by the
     Company.

<F3> The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $38,812,500, $2,716,875 and $36,095,625, respectively. See "Underwriting."


    The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the certificates for such shares will be made against payment therefor in New York, New York on or about December 19, 1997.

DONALDSON, LUFKIN & JENRETTE                          A.G. EDWARDS & SONS, INC.
   SECURITIES CORPORATION

[CONNING LOGO]



                     [REPRESENTATION OF FLOW CHART]


    CORE                      STRATEGIC                          PRODUCTS &
COMPETENCIES                  CRITERIA                            SERVICES


 INVESTMENT                                                        ASSET
 EXPERTISE                    RECURRING                          MANAGEMENT
                              REVENUE
  INSURANCE                                                      SPECIALIZED
  INDUSTRY             MARKET               ABILITY TO             ASSETS
 KNOWLEDGE & ----->  LEADERSHIP            DIFFERENTIATE ------>
 REPUTATION                                                      INVESTMENT
                                                                  ADVISORY
  CLIENT
  SERVICE                                                        INVESTMENT
  FOCUS                                                          ACCOUNTING
                                                                 & REPORTING
                             HIGH VALUE
                               ADDED                               PRIVATE
                                                                   EQUITY

                                                                 INSURANCE
                                                                 RESEARCH
                                                                 SERVICES


    Using its core competencies, Conning's business strategy is to apply one or more of its strategic criteria to provide products and services to its clients.

    "Conning" and the related logo are service marks of the Company.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. IN ADDITION, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus: (i) reflects the conversion of all outstanding shares of Series A Convertible Preferred Stock into an aggregate of 3,190,000 shares of Common Stock, the conversion of all outstanding shares of Series B Convertible Preferred Stock into an aggregate of 365,000 shares of Common Stock for additional consideration to the Company of $1.67 per share, and the conversion of all outstanding shares of Non-Voting Common Stock into an aggregate of 110,000 shares of Common Stock, upon or prior to the completion of this offering (the "Capital Stock Conversions") and (ii) assumes that the over-allotment option granted to the Underwriters by the Company will not be exercised.

    The Company is the successor to the business conducted by Conning, Inc. and its operating subsidiary, Conning & Company (collectively, "Conning, Inc."), and Conning Asset Management Company, formerly known as General American Investment Management Company ("GAIMCO"), pursuant to a merger (the
"Strategic Merger") effected in August 1995. Prior to the Strategic Merger, Conning, Inc. and GAIMCO were unrelated business entities. Conning, Inc. was an 85-year old Hartford, Connecticut based insurance specialty asset management firm which provided asset management services and research for the insurance industry. GAIMCO was a registered investment adviser which provided investment advisory services primarily to its parent, General American Life Insurance Company ("General American"), and its affiliates. The parties effected the Strategic Merger in order to combine complementary businesses, each with specialties in the insurance industry, to build a platform from which to leverage additional growth. See "Certain Relationships and Related Transactions--The Strategic Merger." Other than historical financial statements and data, information herein concerning the Company regarding periods prior to the date of the Strategic Merger, including without limitation with respect to assets under management and private equity funds, includes the Company and its predecessors unless the context indicates otherwise.

    The Company is a holding company that conducts its business through three subsidiaries: (i) Conning, Inc. is a wholly-owned subsidiary of the Company and serves as an intermediate holding company; (ii) Conning & Company is a wholly-owned subsidiary of Conning, Inc. and is a registered investment adviser and broker-dealer; and (iii) Conning Asset Management Company is a wholly-owned subsidiary of Conning & Company and is a registered investment adviser. Throughout this Prospectus, the terms "Company" and "Conning" refer to Conning Corporation and its subsidiaries. See "Glossary" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

GENERAL

    Conning is a nationally recognized asset management company providing services to the insurance industry and is also a leading provider of insurance research. As of September 30, 1997, the Company had approximately $26.4 billion of assets under discretionary management and, in total, provided services with respect to approximately $73.6 billion of assets for insurance company clients. The Company believes it is well positioned to take advantage of the continued growth in insurance industry assets and the willingness of insurance companies to consider utilizing external investment management expertise. During the period from 1992 through 1996, assets under discretionary management of the Company increased by an average of 24% per year, on a pro forma basis after giving effect to the Strategic Merger and the inclusion of assets of General American for all years. In 1996, its first full year of operations following the Strategic Merger, the Company had revenues of approximately $53.7 million and net earnings of approximately $6.2 million. During the nine months ended September 30, 1997, the Company had revenues of approximately $46.9 million and net earnings of approximately $6.4 million.

    The Company believes that it possesses competitive strengths in insurance asset management which may support its prospects for growth:

    INSURANCE INDUSTRY FOCUS AND KNOWLEDGE. Based upon the Company's extensive work with insurance companies, the Company believes that its focus on the insurance industry allows it to provide substantially all of the services and products that an insurance company seeks from an asset manager. By utilizing its specialized knowledge of insurance company investment considerations, the Company believes, based upon feedback from clients, that it offers a more comprehensive set of asset management services than many of its competitors, including asset allocation, asset and liability matching, cash forecasts, tax modeling and investment accounting & reporting. The Company offers expertise in asset classes that many insurance companies traditionally utilize, including commercial mortgage loans, investment real estate and private placements.

    NAME RECOGNITION WITHIN THE INSURANCE INDUSTRY. The Company believes that the established reputation of Conning within the insurance industry provides the Company with a marketing advantage. According to a 1996 survey by Eager & Associates of 156 domestic, non-captive insurance companies and 110 groups of insurance companies (representing 692 individual companies) each with assets over $30 million (the "Eager Study"), the Company ranks among the top two insurance asset management firms in terms of name recognition among survey respondents. The Company's in-depth insurance industry research has been targeted to senior executives in the insurance industry for more than 20 years, and its Strategic Studies Series is subscribed to by 44 of the 50 largest U.S. property-casualty insurance companies and 42 of the 50 largest U.S. life-health insurance companies (based on 1996 premiums as reported by OneSource Information Services, Inc. as provided to it by third parties).

    CLIENT SERVICE AND PERFORMANCE FOCUS. The Company attempts to differentiate itself from competitors through its insurance-specific capabilities, investment performance and frequent, responsive client communication. During the period from 1992 through 1996, the Company retained an average of approximately 95% of unaffiliated clients on an annual basis.

    EXPERIENCED MANAGEMENT WITH SIGNIFICANT STOCK OWNERSHIP. The Company employs an experienced management team, the members of which have an average of approximately 15 years of experience in the investment or insurance business. In total, the employees of the Company will own in the aggregate approximately 29% of the Common Stock on a fully diluted basis after the offering (including options to be granted upon the closing of this offering). See "Management" and "Principal Shareholders."

COMPANY OPERATIONS

    The Company's business is asset management for insurance companies, which is supplemented by its in-depth research focused on the insurance industry. The Company's asset management services consist of three components: (i) discretionary asset management services, (ii) investment advisory services and
(iii) investment accounting & reporting services. In connection with its discretionary asset management services, the Company originates and services commercial mortgages and manages investments in real estate assets. The Company also sponsors and manages private equity funds investing in insurance and insurance-related companies.

    ASSET MANAGEMENT. The Company's insurance asset management services are designed to optimize investment returns for clients within the guidelines imposed by insurance regulatory, accounting, tax and asset/liability management considerations. As of September 30, 1997, the Company provided services with respect to approximately $73.6 billion in assets, of which approximately (i) $26.4 billion represented assets under discretionary management, (ii) $21.0 billion represented assets serviced under investment advisory agreements and
(iii) $26.2 billion represented assets receiving investment accounting & reporting services on a stand-alone basis. As part of its discretionary asset management services, as of September 30, 1997, the Company managed approximately $2.6 billion of commercial mortgage loans and investment real estate.

    The Company manages private equity funds which invest in insurance and insurance-related companies. Since 1985, the Company has sponsored five private equity funds, raising approximately $360 million in committed capital and investing more than $193 million of these proceeds in 39 portfolio company investments.

    INSURANCE RESEARCH. The Company believes that Conning & Company is one of the leading insurance industry research firms in the United States. The Company publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company also publishes stock research on a broad group of publicly-traded insurance companies for some of the largest United States institutional money managers as well as pension funds, banks, mutual funds, and insurance companies. Conning & Company also from time to time participates in the underwriting of public offerings of equity securities for insurance and insurance-related companies.

    The Company's principal executive offices are currently located at 700 Market Street, St. Louis, Missouri 63101 (telephone number: (314) 444-0498) and at CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103 (telephone number: (860) 527-1131).

DEVELOPING TRENDS IN THE INSURANCE INDUSTRY

    Certain key insurance industry trends that also affect the management of insurance company assets are as follows:

    GROWING INSURANCE COMPANY ASSETS. Insurance company assets have grown over several decades and during the period from 1986 to 1996 grew at an average rate of approximately 9% per year, from approximately $1.3 trillion, to approximately $3.1 trillion, according to a standard industry source.

    ACCEPTANCE OF OUTSOURCING. The Company believes that many insurance companies are utilizing non-affiliated asset managers in order to respond to competitive product requirements and the pressure to achieve higher returns on investments while maintaining an acceptable level of risk. According to the Eager Study, assets under management by external, non-affiliated managers (which represented approximately 15% of industry assets in 1996) increased at a rate of 17% per year from $300 billion in 1994 to $415 billion in 1996. Based upon information provided by an industry source, insurance company assets increased at a rate of approximately 9% per year, from $2.6 trillion in 1994 to $3.1 trillion in 1996. The authors of the Eager Study concluded that externally managed assets would continue to grow, but believed that the growth rate would lose momentum over the next few years covered by the study.

STRATEGY

    The Company's primary operating strategy is to grow recurring, fee-based asset management-related revenues, cash flow and profits through the following:

    LEVERAGE ESTABLISHED ASSET MANAGEMENT PLATFORM TO GENERATE GROWTH AND PROFITABILITY. The Company believes that it has established a platform, made up of core investment professionals, product expertise and systems, to support future growth in fee-based asset management revenues. Opportunities for asset management growth are expected to come from new and existing clients, strategic acquisitions and alliances and through General American and its affiliates.

    GENERATE GROWTH FROM NEW AND EXISTING CLIENTS. The Company intends to take advantage of the growth in insurance industry assets and a trend among insurance companies to seek external investment management expertise. The Company will pursue growth in assets under management from new clients by increasing the Company's sales and marketing efforts and by leveraging the Company's strong name recognition. Additionally, the Company will continue to pursue growth in assets under management from existing clients by seeking to increase its share of its clients' assets and from underlying growth in existing assets.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES TO EXPAND MARKET PENETRATION. The Company regularly evaluates strategic acquisitions, joint ventures and marketing alliances as a means of increasing assets under management, expanding the range of its product offerings and increasing its sales and marketing capabilities.

    LEVERAGE STRATEGIC ALLIANCE WITH GROWING PARTNER. The Company's relationship with General American, the Company's principal shareholder, provides opportunities for distribution of the Company's products and services to General American and its affiliates. The Company has benefited from the internal growth and acquisition activity of General American and its affiliates, with assets under management of General American and its affiliates increasing at an average rate of approximately 14% per year, from approximately $5.4 billion as of December 31, 1991 to approximately $10.6 billion as of December 31, 1996. At September 30, 1997, such affiliated assets under management totaled approximately $13.5 billion.

                                 RISK FACTORS

    No assurances can be given that the Company's objectives or strategies will be achieved. Prospective investors should consider carefully the factors discussed in detail elsewhere in this Prospectus under the captions
"Cautionary Statement Regarding Forward-Looking Statements" and "Risk
Factors."

                                 THE OFFERING

Common Stock offered by the
  Company..................... 2,500,000 shares

Common Stock outstanding after
  the offering................ 12,875,000 shares<F1>

Dividend Policy............... The Company currently intends to pay quarterly cash dividends of approximately $0.04 per share of Common Stock ($0.16 annually), commencing in the first quarter of 1998. However, any dividends will be (i) dependent upon the Company's earnings, capital requirements, operating and financial condition and other relevant factors, (ii)
                               subject to declaration by the Company's Board of Directors, and (iii)
                               subject to certain regulatory constraints. See "Risk Fac-
                               tors--Regulation" and "Dividend Policy."

Use of Proceeds............... For general corporate purposes, including possible strategic acqui-
                               sitions or alliances. See "Use of Proceeds."

Nasdaq National Market
  symbol...................... "CNNG"

--------

<F1> Assumes no exercise of outstanding stock options. As of the date of this
     Prospectus, there are outstanding options to purchase 1,237,500 shares of Common Stock at a weighted average price of $5.65 per share. In addition, upon the closing of this offering the Company intends to grant options to purchase an additional 1,285,189 shares of Common Stock at the initial public offering price. Does not include an aggregate of 914,811 shares of Common Stock reserved for future issuance under the Company's employee stock plans. See "Management--Employee Stock Plans" and Note 12 of Notes to the Company's Consolidated Financial Statements.

                                          SUMMARY CONSOLIDATED FINANCIAL DATA
                                                                                       YEARS ENDED        NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,<F1>           DECEMBER 31,<F2>       SEPTEMBER 30,
                                       ------------------------------------------  --------------------  --------------------
                                         1992       1993       1994       1995       1995       1996       1996       1997
                                                                                 PRO FORMA

INCOME STATEMENT DATA:                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:

  Asset management and related
    fees...........................     $1,716     $2,446     $3,484    $24,050    $30,675    $40,456    $29,365    $36,018

  Research services................          0          0          0      4,090      9,480     12,148      9,582     10,278

  Other income.....................         51         36         57        663        996      1,062        792        629
                                        ------     ------     ------    -------    -------    -------    -------    -------

      Total revenues...............      1,767      2,482      3,541     28,803     41,151     53,666     39,739     46,925
                                        ------     ------     ------    -------    -------    -------    -------    -------

Operating income...................        832      1,341      2,112      6,292      7,389     11,792      9,093     10,972

  Interest expense.................          0          0          0        521      1,365        729        592        233
                                        ------     ------     ------    -------    -------    -------    -------    -------

Income before provision for income
  taxes............................        832      1,341      2,112      5,771      6,025     11,063      8,501     10,739

Provision for income taxes.........        311        507        827      2,359      2,739      4,851      3,762      4,317
                                        ------     ------     ------    -------    -------    -------    -------    -------

      Net income...................     $  521     $  834     $1,285    $ 3,412    $ 3,286    $ 6,212    $ 4,739    $ 6,422
                                        ======     ======     ======    =======    =======    =======    =======    =======

Preferred stock dividends..........          0          0          0        351        906        906        669        750
                                        ------     ------     ------    -------    -------    -------    -------    -------

Net earnings available to common
  shareholders.....................     $  521     $  834  $   1,285    $ 3,061    $ 2,380    $ 5,306    $ 4,070    $ 5,672
                                        ======     ======  =========    =======    =======    =======    =======    =======

      Pro forma net income per
        common share and common
        share equivalents <F3>.....                                                           $  0.57               $  0.58
                                                                                              =======               =======

                                                      AS OF DECEMBER 31,                    AS OF SEPTEMBER 30,
                                     -----------------------------------------------------  --------------------
                                         1992       1993       1994       1995       1996       1997       1997
                                                                                                            AS
                                                                                                         ADJUSTED
                                                                                                          <F4>
BALANCE SHEET DATA:                                                (IN THOUSANDS)

Total assets.......................     $1,395     $1,386     $1,683    $46,177    $50,020    $54,646    $85,255

Long-term debt.....................          0          0          0      9,000      2,000          0          0

Convertible preferred stock........          0          0          0     17,003     24,782     36,152          0

Total common shareholders'
  equity...........................        958        792      1,327      4,623      4,368         68     66,829

Number of common shares outstanding
  end of period....................        0.1        0.1        0.1      6,710      6,710      6,820     12,875

                                                              -----------------------------------------------------    AS OF
                                                                1992       1993       1994       1995       1996      9/30/97

OTHER OPERATING DATA:                                                          (IN BILLIONS, EXCEPT AS NOTED)
Average assets under discretionary management<F5>:

  Unaffiliated..............................................  $     3.3  $     5.4  $     6.2  $     7.7  $     9.5  $    12.9

  General American & affiliates.............................        5.5        6.0        6.6        7.8        9.6       13.5
                                                              ---------  ---------  ---------  ---------  ---------  ---------

      Total.................................................        8.8       11.4       12.8       15.5       19.1       26.4

Average assets under advisory services......................        5.2       10.1       14.7       15.3       18.3       21.0

Average assets under accounting & reporting services........        0.0        1.3        2.6        4.8        9.2       26.2
                                                              ---------  ---------  ---------  ---------  ---------  ---------

      Total assets serviced.................................  $    14.0  $    22.8  $    30.1  $    35.6  $    46.6  $    73.6
                                                              =========  =========  =========  =========  =========  =========

---------

<F1> The years 1992 to 1994 reflect the results of GAIMCO only. The year 1995 reflects the results of the consolidated activity from August 1, 1995 to December 31, 1995 and the results of GAIMCO only from January 1, 1995 to July 31, 1995. See Note 1 to the Company's Consolidated Financial Statements.

<F2> Pro forma 1995 reflects the consolidated activity for the year assuming the Strategic Merger took place on January 1, 1995. The year 1996 reflects actual consolidated results. See Note 2 to the Company's Consolidated Financial Statements.

<F3> Pro forma earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents considered outstanding during the period after giving effect to all dilutive common stock and common stock equivalents shares issued within twelve months of the public offering of the Company's common stock and to the Capital Stock Conversions.

<F4> Gives effect to the Capital Stock Conversions and the sale of 2,500,000 shares of Common Stock offered hereby at the initial public offering price of $13.50 per share and the receipt of the estimated net proceeds therefrom.

<F5> Since January 1, 1995, the assets of the general account of General
     American have been under contract with GAIMCO (now known as Conning Asset Management Company). General account assets prior to January 1, 1995 were managed by the investment division of General American, a predecessor of GAIMCO, and are included in assets under management for 1992, 1993 and 1994. Data for 1995 and prior periods is presented on a pro forma basis to include both Conning and GAIMCO assets under management.

                                       7

    The following financial information represents certain financial data of Conning, Inc. and its subsidiaries for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1995:

                                                                                                  SIX
                                                                                                MONTHS
                                                                                                 ENDED
                                                                 YEARS ENDED DECEMBER 31,      JUNE 30,
                                                              -------------------------------  --------
CONNING, INC. AND SUBSIDIARIES                                  1992       1993       1994       1995
                                                                            (IN THOUSANDS)
INCOME STATEMENT DATA:
Revenues:

    Asset management and related fees.......................    $ 6,643    $ 8,107    $ 9,840    $ 5,662

    Research services.......................................      9,487     13,473      8,165      4,564

    Other income............................................        132      1,282        472        275
                                                                -------    -------     ------    -------

        Total revenues......................................     16,262     22,862     18,477     10,501
                                                                -------    -------    -------    -------

Operating income............................................        582      4,441      2,751      2,092

    Interest expense........................................        111         85          0          0
                                                                -------    -------    -------    -------

Income before provision for income taxes and cumulative
  effect of accounting change...............................        471      4,356      2,751      2,092

Provision for income taxes..................................         66        947      1,244        809
                                                                -------    -------    -------    -------

Income before cumulative effect of accounting change........        405      3,409      1,507      1,283

Cumulative effect of accounting change......................          0        131          0          0
                                                                -------    -------    -------    -------

        Net income..........................................    $   405    $ 3,540    $ 1,507    $ 1,283
                                                                =======    =======    =======    =======

Preferred stock dividends...................................         53        320        320        160
                                                                -------    -------    -------    -------

Net earnings available to common shareholders...............    $   352    $ 3,220    $ 1,187    $ 1,123
                                                                =======    =======    =======    =======

                                                                                                  AS OF
                                                                     AS OF DECEMBER 31,         JUNE 30,
                                                               -------------------------------  --------
                                                                 1992       1993       1994       1995
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................    $10,922    $11,274    $14,228    $16,003

Long-term debt..............................................          0          0          0          0

Redeemable preferred stock..................................      5,425          0          0          0

Cumulative preferred stock..................................          0      3,650      3,650      3,650

Total common shareholders' equity (deficit).................     (2,682)     2,552      4,186      5,426

Number of common shares outstanding end of period...........        446         93        106        108

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained herein, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Business--General," "--Company Operations--Overview," "--Industry Background and Trends," "--Strategy" and "--Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as possible or assumed future results of operations of the Company, and other statements contained herein or therein regarding matters that are not historical facts, are or may constitute forward-looking statements, including, without limitation, statements relating to the Company's financial position, plans to increase revenues, competitive strengths, business objectives or strategies, insurance industry trends and expectations regarding General American's assets or activities. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially (the "Cautionary Statements") include, but are not limited to, those discussed under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements after the completion of this offering to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                 RISK FACTORS

    In addition to the other information in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company before purchasing the Common Stock offered hereby.

RISKS ASSOCIATED WITH INSURANCE INDUSTRY FOCUS

    Because the Company focuses on providing asset management services to the insurance industry, its business may be materially adversely affected by events impacting the insurance industry. In particular, the insurance industry has been experiencing consolidation as companies merge or are acquired. In the event such consolidation activity continues and the Company's current or prospective clients are acquired, their assets may subsequently be managed by the combined company's internal staff or by another external manager. In such event, the Company's business, financial condition, results of operations and business prospects could be materially adversely affected. Further, as a greater percentage of insurance company assets have shifted to external management, additional opportunities to capture externally managed assets may be limited. See "Business--Industry Background and Trends--Developing Trends in the Insurance Industry." In addition, changes affecting the insurance industry, including any changes in federal or state laws or regulations relating thereto, including, without limitation, any change adversely affecting insurance products or insurance company investments, may have a materially adverse effect on the Company's business, financial condition, results of operations and business prospects.

DEPENDENCE ON PRINCIPAL SHAREHOLDER

    The Company's business, financial condition, results of operations and business prospects are significantly dependent on its relationship with its principal shareholder, General American, an indirect wholly-owned subsidiary of General American Mutual Holding Company. See "Principal Shareholders." As of September 30, 1997, General American and its affiliates accounted for approximately $13.5 billion of the approximately $26.4 billion in assets which the Company had under discretionary management. The advisory agreements between General American or one of its affiliates and the Company are subject to termination upon 30 to 90 days' notice without penalty; General American is a co-licensee with the Company to the Company's investment accounting & reporting software. There can be no assurance that General American and its affiliates will maintain or not seek to renegotiate their existing investment advisory relationships with the Company in the future, and the renegotiation of such relationships could have, and the termination of such relationships would have, a materially adverse effect on the Company's business, financial condition, results of operations and business prospects. Additionally, General American presently leases to the Company all of the Company's office space in St. Louis and provides to the Company certain administrative services. There can be no assurance that such arrangements will continue or that the Company would be able to

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
procure replacement office space or services on similar or otherwise favorable terms. See "Business--Asset Management," "Business--Facilities," "Certain Relationships and Related Transactions" and Note 11 of Notes to the Company's Consolidated Financial Statements.

POTENTIAL CONFLICTS OF INTEREST

    General American will beneficially own approximately 65% of the Common Stock after the consummation of the offering (approximately 63% if the Underwriters' over-allotment option is exercised in full). The Company's Board of Directors consists of five directors, three of whom are officers of the Company or General American, and two of whom are not otherwise affiliated with the Company or General American (the "Independent Directors"). After the offering, General American will have the power to elect the Board of Directors and to approve certain actions requiring shareholder approval, including adopting amendments to the Company's articles of incorporation, and to control certain other actions requiring shareholder approval, including mergers or sales of substantially all of the assets of the Company or its subsidiaries. For financial reporting purposes, General American will include its share of the Company's net income or loss in its consolidated financial statements. The Company's Board of Directors, including members who also are affiliated with General American, may consider not only the short-term and long-term impact of operating decisions on the Company but also the impact of such decisions on General American. See "--Certain Other Anti-Takeover Provisions,"
"Management" and "Certain Relationships and Related Transactions."

    The Company is a party to investment advisory, administrative services, and other agreements with General American and certain of its affiliates. Certain officers of the Company were also officers of General American when such agreements were entered into. Although the Company believes that the terms of such agreements are at least as favorable to the Company as those it could negotiate with unrelated parties, these agreements may be modified or renegotiated in the future and additional agreements or transactions may be entered into between the Company, on the one hand, and General American or its affiliates, on the other hand. Conflicts of interest could arise between General American and its affiliates with respect to any of the foregoing, or any future agreements or arrangements between them. See "Certain Relationships and Related Transactions."

    Executive officers, directors and employees of the Company from time to time receive a profit interest in, and in the future may invest in, investment funds in which the Company, or an affiliate of the Company, is a sponsor or an investor or for which the Company performs asset management services, publishes research or acts as a market-maker. In addition, the Company may in the future organize businesses in which employees of the Company acquire minority interests. There is a risk that, as a result of any such profit or investment interest, a director, officer or employee may take actions which could conflict with the best interests of the Company. See "Certain Relationships and Related Transactions."

DEPENDENCE ON KEY PERSONNEL

    The Company's future performance depends to a significant degree upon the continued contributions of its officers and key management personnel listed in the tables under the caption "Management--Directors, Executive Officers and Certain Other Significant Officers." The Company is party to three-year employment agreements, entered into in connection with the Strategic Merger in August, 1995, with all of the then shareholders and option holders, which agreements are terminable at any time by written notice, subject to certain conditions. The employment agreements may not be specifically enforceable against the employees as it is not possible to compel employees to work for the Company, and there can be no assurance that the non-competition covenants in such agreements are enforceable. Further, the Company does not have employment agreements with its senior management members who were hired after August 1995. See "Management--Directors, Executive Officers and Certain Other Significant Officers" and "Management--Employment Agreements and Other Compensation Arrangements." In addition, the Company's business is dependent on the highly skilled, and often highly specialized, individuals it employs. Retention of asset management, investment advisory, private equity, research, sales and trading, and administrative professionals is particularly important to the Company's business, financial condition, results of operations and business prospects. There can be no assurance that losses of key personnel will not occur in the future, which could materially and adversely affect the and adversely affect the Company's business, financial condition, results of operations and business prospects.

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
    The Company expects further growth in the number of its personnel. Competition for employees with the qualifications desired by the Company is intense, especially with respect to asset management and research professionals with expertise in the insurance industry, and the Company expects that continuing competition will cause its compensation costs to continue to increase. There can be no assurance that the Company will be able to recruit a sufficient number of new employees with the desired qualifications in a timely manner. The failure to recruit new employees could materially and adversely affect the Company's business, financial condition, results of operations and business prospects.

SIGNIFICANT INDUSTRY COMPETITION

    All of the Company's businesses are conducted in highly competitive markets. The Company competes with a large number of other asset management firms, as well as broker-dealers, insurance companies, commercial banks and others in the business. The Company's asset management business competes for assets under discretionary management with a large number of other specialty and diversified investment advisory firms and divisions, including internal investment divisions of insurance companies. The intensity of competition could increase if the rate of growth in insurance company assets managed externally were to decline. See "Business--Industry Background and Trends--Developing Trends in the Insurance Industry." The asset management industry is characterized by relatively low cost of entry, and new entities may be formed which may compete with the Company. The Company's focus on the insurance industry makes it particularly subject to direct competition from firms or divisions that specialize in providing services to the insurance sector. Additionally, other insurance companies may determine to spin out their investment management divisions, which might then become competitors. The Company's asset management, real estate, private equity and investment accounting & reporting services are also subject to intense competition, and are characterized by limited capital requirements and low barriers to entry. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect the Company's business, financial condition, results of operations and business prospects.

    Many of the Company's current and potential competitors are larger and have access to greater resources and a number of the Company's current competitors ranked more highly in the Eager Study than the Company with respect to their perceived ability to generate good performance, all of which could be used to compete effectively against the Company. Such competition could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects, as well as its ability to attract and retain highly skilled individuals as employees. See "Business--Competition."

RISKS ASSOCIATED WITH ACQUISITIONS

    As part of its business strategy, the Company intends to consider acquisitions of similar or complementary businesses. No assurance can be given that the Company will be successful in identifying attractive acquisition candidates or completing acquisitions on favorable terms. In addition, any future acquisitions will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies or to acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to the business of the combined company and potential diversion of management's time and attention, the impairment of relationships with and the possible loss of key employees and clients as a result of the changes in management, the incurrence of amortization expenses if an acquisition is accounted for as a purchase and dilution to the shareholders of the combined company if the acquisition is made for stock of the combined company. There can be no assurance that products, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the combined company or will have a positive effect on the combined company's revenues or earnings. Further, the combined company may incur significant expense to complete acquisitions and to support the acquired products and businesses. Any such acquisitions may be funded with cash, debt or equity, which could have the effect of diluting or otherwise adversely affecting the holdings or the rights of existing shareholders of the Company, including investors acquiring Common Stock in this offering.

CHANGES IN ECONOMIC OR MARKET CONDITIONS AFFECTING FEE LEVELS

    Changes in economic and market conditions may adversely affect the profitability and performance of and demand for the Company's services. A significant portion of the Company's revenue is derived from asset management fees, which are generally based on the market value of assets under management. Consequently, significant fluctuations in the values of securities (e.g., as the result of substantial changes in the equity and fixed income markets resulting from changes in interest rates, inflation rates or other economic factors) may affect materially the amount of assets under management and thus the Company's revenues and profitability. Due to the Company's focus on insurance companies, which tend to invest more predominantly in interest-sensitive securities, the Company's assets under management are particularly sensitive to interest rate volatility. In addition to the potential reduction in market value of assets under management, adverse market conditions could also cause the Company's clients to reduce the amount of new funds contributed to accounts under management, withdraw funds or reduce the allocation of assets to particular types of investments, all of which could reduce the Company's revenues.

    The amount of assets under management is also affected by fluctuations in the investment patterns of the Company's clients. Because the Company's clients are predominantly in the insurance business, regulatory changes (such as changes in insurance company investment regulations or adverse tax law changes) could negatively impact the Company's revenues. See "--Risks Associated with Insurance Industry Focus."

    The Company's mortgage origination and mortgage and real estate servicing business is dependent on local economic conditions. Although the Company has mortgage activity in approximately 25 states, significant declines in the local economies in a number of such states could reduce the availability of, and increase competition for, high quality mortgages and real estate developments. Economic and market conditions may also result in a decline in client demand for mortgages.

    The Company from time to time serves as an underwriter of publicly offered securities. Underwriting revenues, as well as brokerage commissions, are highly volatile, depending on a variety of factors, including market conditions and transaction activity; accordingly, no assurance can be given as to the amount of such revenues, if any, that may arise in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Asset Management."

REGULATION

  INTRODUCTION

    The securities industry and the business of the Company are subject to extensive regulation by the Securities and Exchange Commission (the "SEC" or the "Commission"), state securities regulators and other governmental regulatory authorities. The business of the Company also is regulated by the National Association of Securities Dealers, Inc. (the "NASD"). Conning & Company and Conning Asset Management Company, both subsidiaries of the Company, are registered as investment advisers with the SEC. As registered investment advisers, each is subject to the requirements of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the SEC's regulations thereunder. Conning Asset Management Company acts as an investment adviser to certain registered investment companies, and therefore is also subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Conning & Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and various state broker-dealer registration laws. Conning Asset Management Company is a fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and regulations thereunder with respect to the investments of its discretionary asset management clients which are employee benefit plans subject to ERISA and with respect to the investments of portfolios managed by the Company that contain assets of plans subject to ERISA. In addition, the Company's mortgage origination activities are subject to the licensing requirements of certain states. See "Regulation."

  GENERAL RISKS ASSOCIATED WITH REGULATION

    Due to the extensive regulation to which the Company is subject, the Company may be restricted in its activities, and the Company's management may be required to devote substantial time and effort to regulatory compliance issues. Furthermore, Conning & Company is exposed to liability under federal and state securities laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. See "Business--Legal Proceedings." Violations of federal or state laws or regulations or rules of industry self-regulatory organizations ("SROs"), such as the NASD, including without limitation with respect to fiduciary duties, could subject the Company, its subsidiaries and/or its employees to disciplinary proceedings or civil or criminal liability, including revocation of licenses, censures, fines or temporary suspension or permanent bar from the conduct of their business. Any such proceeding or liability could have a material adverse effect upon the Company's business, financial condition, results of operations and business prospects. See "Regulation."

  RISK OF PENALTIES DUE TO NONCOMPLIANCE

    Compliance with many of the regulations applicable to the Company involves a number of risks, particularly because applicable regulations in a number of areas, such as those governing affiliated transactions involving clients, may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly and other reports on the Company's operations and financial condition. In the event of noncompliance by the Company with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer or investment adviser, the suspension or disqualification of the broker-dealer's or investment adviser's officers or employees, the removal of the Company from its role as fiduciary with respect to the investment of assets subject to ERISA, and other adverse consequences. The Company has not experienced any such penalties to date. Such violations or noncompliance could also subject the Company and/or its employees to civil actions by private parties. In connection with the Company's private equity activities, Conning & Company, its affiliates and the private equity funds which they manage are relying on exemptions from registration under the Investment Company Act, the Securities Act and state securities laws. Failure to meet the requirements of any such exemptions could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects and the manner in which the Company, its affiliates and the private equity funds they manage carry out their investment activities and on the compensation received by Conning & Company and its affiliates from the private equity funds. See "Regulation."

  RISKS ASSOCIATED WITH CHANGING REGULATORY ENVIRONMENT

    The regulatory environment in which the Company operates is subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other governmental regulatory authorities or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs. See "Regulation."

  RISK OF CHANGES IN OTHER BUSINESS REGULATIONS

    The Company's businesses may be materially affected not only by securities regulations but also by regulations of general application. For example, the volume of the Company's asset management revenue in a given time period could be affected by, among other things, existing and proposed tax legislation and other governmental regulations and policies (including, without limitation, the interest rate policies of the Federal Reserve Board) and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of business and financing activity in the insurance industry can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations. See "Regulation."

  POTENTIAL LIMITS ON OPERATIONS AND DIVIDENDS DUE TO NET CAPITAL REQUIREMENTS

    As a registered broker-dealer and member of the NASD, Conning & Company is subject to the net capital rules of the SEC, various states and the NASD. These rules specify minimum net capital requirements for registered broker-dealers and NASD members, are designed to assure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business, and have the effect of requiring that a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Such net capital requirements could have a materially adverse effect on the Company's ability to distribute any declared dividends to its shareholders. The Company is a holding company, the principal assets of which consist of the common stock of Conning, Inc. Conning, Inc. owns all of the common stock of Conning & Company. The primary source of funds for the Company to make dividend distributions, if any, will be dividends paid to the Company by Conning, Inc. Conning, Inc.'s principal source

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
of funds is dividends received from Conning & Company, which may be restricted in its distribution of any such dividends by such net capital rules. See "Regulation--Net Capital Requirements."

TERMINATION PROVISIONS OF INVESTMENT ADVISORY AGREEMENTS

    A large portion of the Company's revenues are derived from investment advisory agreements with insurance companies, particularly General American and its affiliates, and institutional clients, which agreements are generally terminable upon 30 to 90 days' notice without penalty. The termination of any of these agreements representing a material portion of assets under management could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects. See "Regulation."

CONSEQUENCES OF A CHANGE OF CONTROL ON INVESTMENT ADVISORY AGREEMENTS; LIMITATIONS ON VOTING RIGHTS

    Under the Advisers Act, investment advisory agreements are voidable upon assignment unless the client consents to such assignment. Under the Investment Company Act, investment advisory agreements terminate upon assignment. Under both Acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. Under
Section 15(f) of the Investment Company Act, during the two-year period after a change of control of an investment adviser of a registered investment company, there may not be imposed an "unfair burden" on such company as a result of a change in control. Section 15(f) could be interpreted to restrict increases in investment advisory fees during such two-year period and, accordingly, may discourage potential purchasers from acquiring any interest in the Company that might constitute a change of control under the Investment Company Act. See "Regulation."

    Following the completion of the offering, sales of Common Stock by General American or other shareholders of the Company or issuances of Common Stock by the Company, among other things, could result in a deemed assignment of the Company's investment advisory agreements under the Advisers Act and the Investment Company Act. Any assignment of the Company's investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to the Company's other clients, the prior consent of such clients. There can be no assurance that the Company's clients would consent to the assignment of investment advisory agreements or approve new investment advisory agreements with the Company in such an event. The Company's Restated Articles of Incorporation (the
"Articles") provide that no person or group deemed to be a beneficial owner
(as defined therein) of the Common Stock may vote more than 20% of the total number of shares of Common Stock outstanding. This provision of the Articles does not apply to General American Mutual Holding Company, General American, General American Holding Company or their subsidiaries or affiliates, direct or indirect subsidiaries of the Company and certain employee plans established or to be established by the Company. The Company's Board of Directors may approve the exemption of other persons or groups from the provisions described above. While this voting limitation is in place to reduce the likelihood, under certain circumstances, of inadvertent terminations of the Company's advisory agreements as a result of "assignments" of such contracts, there can be no guarantees that this voting limitation will prevent such a termination from occurring. In addition, such limitation could be deemed to have an anti-takeover effect and to make changes in management more difficult. See "Regulation" and "Certain Charter and Bylaw Provisions--Limitations on Voting of Shares in Certain Circumstances."

CERTAIN OTHER ANTI-TAKEOVER PROVISIONS

    In addition to the provision in the Articles described in the preceding paragraph, certain other provisions of Missouri law, the Articles and the Company's Bylaws (the "Bylaws") could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company, including, without limitation, the business combination provisions of the Missouri General and Business Corporation Law. Such provisions of Missouri law include, among others: (i) Missouri's "business combination" statute which imposes restrictions and conditions on certain transactions with an "interested shareholder"
(generally a shareholder owning more than 20% of the corporation's voting stock) for five years following the date on which such shareholder became an interested shareholder; and (ii) Missouri's "take-over bid disclosure" statute which provides that prior to making a tender offer for certain Missouri corporations the offeror must file certain disclosure materials. The

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
Company's Articles and Bylaws, among other things, (i) contain certain limitations on the voting power of certain shareholders, (ii) provide for a classified Board of Directors, (iii) limit the right of shareholders to remove directors or change the size of the Board of Directors, to fill vacancies on the Board of Directors, to act by written consent and to call a special meeting of shareholders, (iv) require a higher percentage of shareholders than would otherwise be required to amend, alter, change or repeal certain provisions of the Articles and Bylaws, and (v) provide that the Bylaws may be amended only by the majority vote of the Board of Directors. See "Certain Charter and Bylaw Provisions." Such provisions could also limit or depress the price that certain investors might be willing to pay in the future for shares of the Common Stock. The Company is also authorized to issue preferred stock with rights senior to, and that may adversely affect, the Common Stock, without the necessity of shareholder approval and with such rights, preferences and privileges as the Company's Board of Directors may determine. The Company, however, has no present plans to issue any shares of preferred stock. See "Principal Shareholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market will develop or be sustained after this offering or that investors will be able to sell the Common Stock should they desire to do so. The initial public offering price was determined by negotiations between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET
PRICES

    Following the completion of the offering, sales of substantial numbers of additional shares of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and make it more difficult for the Company to raise funds through future equity offerings. General American will beneficially own approximately 65% of the Common Stock after the consummation of the offering (approximately 63% if the Underwriters' over-allotment option is exercised in full) and a sale of such shares could adversely affect the market price of the Common Stock. The Company's directors and executive officers and other shareholders holding all of the 10,375,000 shares outstanding on the date hereof have entered into lock-up agreements under which they have agreed, other than with the consent of Donaldson, Lufkin & Jenrette Securities Corporation, not to sell such shares for a period of 180 days following the completion of the offering. The Company believes that, following the lock-up period, up to 1,472,288 shares held by existing shareholders could be eligible for sale without restriction and up to 8,902,712 "affiliate" shares held by executive officers, directors and other affiliates could be eligible for sale, subject to certain volume and other limitations of Rule 144; all such shares, however, may be subject to additional holding periods under Rule 144 based on, among other things, particular interpretative considerations, facts and circumstances relating to such shareholders. Following effectiveness of the registration statement covering the shares offered hereby, the Company will register on Form S-8 under the Securities Act an aggregate of 3,437,500 shares of Common Stock issuable under employee stock plans, which registrations are expected to become effective upon filing. There are options to purchase 1,237,500 shares of Common Stock outstanding on the date hereof, 400,000 of which are currently exercisable, an additional 600,000 of which will be exercisable upon completion of the offering and the remaining 237,500 of which will become exercisable over a five-year vesting period commencing November 22, 1997. Upon the closing of this offering, certain incentive stock options will be recharacterized as other than incentive stock options; the Company intends to compensate for such recharacterization by granting new non-qualified stock options to purchase an aggregate 320,189 shares to holders of such recharacterized options upon the closing of this offering, which options are exercisable immediately upon the closing of this offering. See "Management--Employee Stock Plans." In addition, upon the closing of this offering, the Company intends to grant options to purchase an additional 965,000 shares of Common Stock, which options will become exercisable over a five-year vesting period commencing on the first anniversary of the closing of this offering. Upon the first anniversary of the date hereof, General American and the other shareholders of the Company have certain rights to require the Company to register 8,780,005 of their 10,375,000 shares of Common Stock for sale under the Securities Act. See "Management--Employee Stock Plans," "Certain Relationships and Related Transactions," "Description of Capital Stock" and "Shares Eligible for Future Sale."

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
POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the shares of Common Stock could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's operating results, changes in financial estimates by securities analysts, conditions and trends in the asset management or insurance industries, adoption of new accounting standards affecting the investment advisory or insurance industries, general market conditions and other factors. Further, the stock market in general has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would have a material adverse effect on the Company's business, financial condition, results of operations and business prospects.

DILUTION

    Purchasers of the Common Stock offered hereby will experience immediate estimated dilution of approximately $10.00 per share in the net tangible book value of their shares from the initial public offering price. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

DISCRETIONARY USE OF PROCEEDS

    Although the Company has not yet identified specific uses for the net proceeds to be received by it from this offering, such proceeds are expected to be used for general corporate purposes, including possible acquisitions of related businesses or investments in strategic or joint venture relationships. The Company has no present understandings, agreements or commitments with respect to any such acquisitions or investments, and no assurance can be given that any such acquisition or investment will take place. Pending application to such purposes, the net proceeds will be invested in short-term, investment grade, interest-bearing securities. The Company's management will have discretion over the use and investment of such net proceeds. Accordingly, there can be no assurance regarding the utilization or timing of the utilization of the remaining net proceeds of this offering. See "Use of Proceeds."

RISK OF SYSTEMS FAILURE; DEPENDENCE ON VENDORS

    The Company's business is highly dependent on communications and information systems and certain third-party vendors for securities pricing information and updates on certain software. The Company's investment accounting & reporting services depend on the timeliness and accuracy of reports furnished by the Company to its customers. Although the Company believes it has adequate procedures in place to ensure the timeliness and accuracy of the Company's services, any delays or inaccuracies in such information may give rise to potential claims against the Company and could materially adversely affect the Company's business, financial condition, results of operations and business prospects. Further, there can be no assurance that the Company will not suffer a systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that the Company's back-up procedures and capabilities in the event of any such failure or interruption will be adequate. Significant portions of the Company's business are dependent on the Company's ability to protect its computer equipment and the information stored in its data processing centers against damage that may be caused by fire, power loss, telecommunications failures, unauthorized access and other events. The Company's data processing centers are located in Hartford, Connecticut and St. Louis, Missouri. Software and related data files are expected to be backed-up regularly and stored off-site. The Company has contracted with an outside service to provide disaster recovery services. There can be no assurance that these measures are sufficient to eliminate the risk of extended interruption in the Company's operations. Further, there can be no assurance that the Company will continue to be able to obtain timely and accurate securities pricing information from third-party vendors on an ongoing basis, which is vital to the Company's ability to provide investment accounting & reporting services because it enables the Company to value its clients' portfolios. Any delays or inaccuracies in securities pricing information could give rise to claims against the Company, which could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects.

    Under a software license agreement with SS&C Technologies, Inc. ("SS&C"), effective as of January 27, 1996 (the "License Agreement"), the Company has a perpetual non-exclusive license to use, maintain and modify its investment accounting & reporting software, including both CAMRA(TM) and FILMS(TM), in both source code and object code (the "Software"). SS&C Technologies, Inc. represents that it is the owner of the trademarks CAMRA(TM) and FILMS(TM). The License Agreement permits the Software to be used by the Company for accounting, reporting and similar purposes in the asset management business and for outsourcing to customers in the insurance industry and by General American and its subsidiaries in certain circumstances. The Company is obligated to make annual payments under the License Agreement until the year 2000. Additional license fees may be due as a result of an increase of assets under management or advisement only if the assets under management or advisement increase as the result of certain business combinations involving the Company. SS&C may terminate the License Agreement in the event of, among other things, a breach by the Company which is not cured after written notice, certain bankruptcy, insolvency or similar events affecting the Company or certain other transactions such as the acquisition of a controlling interest in the Company by, or the entering into of certain transactions between the Company and, an entity that competes with SS&C. While the Company has contracted to receive certain updates to its software, there can be no assurance that it will obtain updated software in a timely manner. Any failure or interruption of the Company's systems or a failure to receive timely and accurate securities pricing information or updates to software could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects. See "Business--Asset Management--Investment Accounting & Reporting."

YEAR 2000 COMPLIANCE

    As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application software products in the marketplace were designed to only accommodate a two digit date position which represents the year (e.g., '95 is stored on the system and represents the year 1995). As a result, the year 1999 (i.e., '99) could be the maximum date value these systems will be able to accurately process. Management is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. Based on information currently available, management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant, however the Company is still in the preliminary stages of analyzing its systems and requirements. To the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results of operations and business prospects.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $30.0 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

    The principal purposes of this offering are to increase the Company's equity capital and to create a public market for the Common Stock, which will facilitate the Company's future access to the public equity markets and enhance the ability of the Company to use its Common Stock as consideration for acquisitions and as a means of attracting and retaining key employees.

    The net proceeds of this offering will be used for general corporate purposes. The Company's business strategy contemplates that it will seek to complement internal growth with strategic investments and acquisitions. Accordingly, a portion of the net proceeds may also be used for acquiring related businesses or investing in strategic or joint venture relationships. The Company has no present understandings, agreements or commitments with respect to any such acquisition or investment, and no assurance can be given that any such acquisition or investment will take place. Pending application to the uses described above, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company initially intends to establish a policy after this offering of declaring quarterly dividends, commencing in the first quarter of 1998, at the rate of approximately $0.04 per share ($0.16 annually) on the Common Stock. The declaration and payment of dividends to holders of Common Stock will be at the discretion of the Company's Board of Directors and will depend upon the Company's capital requirements and operating and financial condition, as well as the legal and regulatory restrictions from net capital rules of various regulatory bodies applicable to Conning & Company and such other factors as the Board of Directors may deem relevant. See "Regulation."

                                CAPITALIZATION

    The following table sets forth the long-term borrowings and capitalization of the Company at September 30, 1997 on a historical basis, and as adjusted to give effect to the Capital Stock Conversions and the sale by the Company of 2,500,000 shares of Common Stock in the offering (assuming the Underwriters' over-allotment option is not exercised) at the initial public offering price of $13.50 per share, less the underwriting discounts, commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds". This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                             AS OF SEPTEMBER 30, 1997
                                                                                            --------------------------
                                                                                               ACTUAL     AS ADJUSTED
                                                                                              (DOLLARS IN THOUSANDS)
Long-term debt............................................................................    $   -0-        $   -0-

Series A Convertible Preferred Stock, $.01 par value, $5.33 liquidation value: 3,190,000 shares authorized, issued and outstanding; no as adjusted shares issued and
  outstanding<F1>.........................................................................    $32,894            -0-

Series B Convertible Preferred Stock, $.01 par value, $5.33 liquidation value: 600,000 shares authorized, 365,000 shares issued and outstanding; no as adjusted shares issued
  and outstanding<F1>.....................................................................      3,257            -0-

Non-Voting Common Stock, $.01 par value: 20,000,000 shares authorized; 110,000 shares
  issued and outstanding; no as adjusted shares issued and outstanding<F1>................          1            -0-

Common Stock, $.01 par value: 50,000,000 shares authorized; 6,710,000 shares issued and
  outstanding; 12,875,000 as adjusted shares issued and outstanding<F1><F2>...............         67            129

Additional paid-in capital................................................................        -0-         66,700

Retained earnings.........................................................................        -0-            -0-
                                                                                              -------        -------

        Total common shareholders' equity.................................................         68         66,829
                                                                                              -------        -------

            Total capitalization..........................................................    $36,219        $66,829
                                                                                              =======        =======

--------

<F1> Gives effect to changes in the Company's capitalization effected in June
     1997, including the increase in the numbers of authorized shares of Common Stock and authorized but undesignated shares of preferred stock. Upon the completion of this offering, the Company intends to file an amendment to its Articles to eliminate the Series A and Series B Convertible Preferred Stock and the Non-Voting Common Stock. See "Description of Capital
     Stock."

<F2> Assumes no exercise of outstanding stock options. As of the date of this
     Prospectus, there are outstanding options to purchase 1,237,500 shares of Common Stock at a weighted average exercise price of $5.65 per share. In addition, upon the closing of this offering, the Company intends to grant options to purchase an additional 1,285,189 shares of Common Stock at the initial public offering price. An additional 914,811 shares are currently reserved for future grants under the Company's employee benefit plans. See "Management--Employee Stock Plans" and Note 12 of Notes to the Company's Consolidated Financial Statements.

                                   DILUTION

    The adjusted net tangible book value of the Company as of September 30, 1997 was approximately $14.5 million, or $1.39 per share of Common Stock. Adjusted net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to the Capital Stock Conversions. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at the initial public offering price of $13.50 per share and the application of the estimated net proceeds therefrom (see "Use of Proceeds"), the pro forma adjusted net tangible book value of the Company at September 30, 1997 would have been approximately $45 million, or $3.50 per share. This represents an immediate increase in adjusted net tangible book value of $2.11 per share to existing shareholders and an immediate dilution of $10.00 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Initial public offering price per share<F1>.....................................             $13.50

    Adjusted net tangible book value per share as of September 30, 1997.........  $1.39

    Increase in adjusted net tangible book value per share attributable to new
     investors..................................................................   2.11

Pro forma adjusted net tangible book value per share after the offering.........               3.50
                                                                                             ------

Dilution in adjusted net tangible book value per share to new investors<F2>.....             $10.00
                                                                                             ======

--------

<F1> Before deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by the Company.

<F2> The above computation assumes no exercise of outstanding stock options. As of the date of this Prospectus, there are outstanding options to purchase 1,237,500 shares of Common Stock at a weighted average exercise price of $5.65 per share which would result in total dilution in adjusted net tangible book value per share to new investors of $9.81 if all such options were exercised. In addition, upon the closing of this offering, the Company intends to grant options to purchase an additional 1,285,189 shares of Common Stock at the initial public offering price. To the extent these options are exercised total dilution in adjusted net tangible book value per share to new investors would be $8.99. An additional 914,811 shares are currently reserved for future grants under the Company's employee benefit plans. See "Management--Employee Stock Plans" and Note 12 of Notes to the Company's Consolidated Financial Statements.

    The following table summarizes on a pro forma basis, at September 30, 1997, the difference between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriters' over-allotment option), the approximate total consideration paid, and the average price per share paid, by existing holders of Common Stock and by the investors purchasing shares of Common Stock in this offering before deduction of underwriting discounts and commissions and estimated offering expenses and based on the initial public offering price of $13.50 per share.

                                                  SHARES PURCHASED         TOTAL CONSIDERATION<F1>
                                             ------------------------    -------------------------    AVERAGE PRICE
                                               NUMBER         PERCENT       AMOUNT         PERCENT     PER SHARE
Existing shareholders...................     10,375,000        81.0%     $32,726,818        49.2%        $ 3.15

New investors...........................      2,500,000        19.0%      33,750,000        50.8%        $13.50
                                             ----------       -----      -----------       -----
    Total<F1><F2>.......................     12,875,000       100.0%     $66,476,818       100.0%

--------

<F1> A portion of the total consideration with respect to existing shareholders other than General American is calculated based on values established in connection with the Strategic Merger, and in the case of General American reflects book value of assets contributed pursuant to the Strategic Merger plus subsequent purchases.

<F2> The above computation assumes no exercise of outstanding stock options.

                                   BUSINESS

GENERAL

    Conning is a nationally recognized asset management company providing services to the insurance industry, and is also a leading provider of insurance research. As of September 30, 1997, the Company had approximately $26.4 billion of assets under discretionary management and, in total, provided services with respect to approximately $73.6 billion of assets for insurance company clients. The Company believes it is well positioned to take advantage of the continued growth in insurance industry assets and the willingness of insurance companies to consider utilizing external investment management expertise. The Company believes that many insurance companies are responding to increasing competitive, financial and regulatory pressures by engaging outside asset managers for (i) sophisticated asset management, (ii) access to specialized asset classes supported by a comprehensive analytical methodology, and (iii) comprehensive investment accounting & reporting services. During the period from 1992 through 1996, assets under discretionary management of the Company increased by an average of 24% per year, on a pro forma basis after giving effect to the Strategic Merger and the inclusion of assets of General American for all years. In 1996, its first full year of operations following the Strategic Merger, the Company had revenues of approximately $53.7 million and net earnings of approximately $6.2 million. During the nine months ended September 30, 1997, the Company had revenues of approximately $46.9 million and net earnings of approximately $6.4 million.

    The Company was formed pursuant to the Strategic Merger in 1995 and is the successor to the businesses formerly conducted independently by Conning, Inc. and GAIMCO. The parties effected the Strategic Merger in order to combine complementary businesses, each with specialties in the insurance industry, to build a platform from which to leverage additional growth. See "Certain Relationships and Related Transactions--The Strategic Merger." Since January 1, 1995, the assets of the general account of General American have been under contract with Conning Asset Management Company (formerly, GAIMCO). Prior to such time, the assets of the general account were managed by the investment division of General American, a predecessor of GAIMCO.

    The Company believes that it possesses competitive strengths in insurance asset management which may support its prospects for growth:

    INSURANCE INDUSTRY FOCUS AND KNOWLEDGE. Based upon the Company's extensive work with insurance companies, the Company believes that its focus on the insurance industry allows it to provide substantially all of the services and products that an insurance company seeks from an asset manager. By utilizing its specialized knowledge of insurance company investment considerations, the Company believes, based upon feedback from clients, that it offers a more comprehensive set of asset management services than many of its competitors, including asset allocation, asset and liability matching, cash forecasts, tax modeling and investment accounting & reporting. The Company offers expertise in asset classes that many insurance companies traditionally utilize, including commercial mortgage loans, investment real estate and private placements.

    NAME RECOGNITION WITHIN THE INSURANCE INDUSTRY. The Company believes that the established reputation of Conning within the insurance industry provides the Company with a marketing advantage. According to the Eager Study, the Company ranks among the top two insurance asset management firms in terms of name recognition among domestic, non-captive insurance companies with assets over $30 million which responded to the survey. The Company's in-depth insurance industry research has been targeted to senior executives in the insurance industry for more than 20 years, and its Strategic Studies Series is subscribed to by 44 of the 50 largest U.S. property-casualty insurance companies and 42 of the 50 largest U.S. life-health insurance companies (based on 1996 premiums as reported by OneSource Information Services, Inc. as provided to it by third parties).

    CLIENT SERVICE AND PERFORMANCE FOCUS. The Company attempts to differentiate itself from competitors through its insurance-specific capabilities, investment performance and frequent, responsive client communication. During the period from 1992 through 1996, the Company retained an average of approximately 95% of unaffiliated clients on an annual basis.

    * Capabilities--The Company utilizes a team approach to managing each client's portfolios, combining the talents of investment, insurance, actuarial, tax and accounting specialists. The Company utilizes a set of insurance-related research products, including property/casualty and life/health profitability models, a loss ratio and loss reserve analysis service and a tax optimization model.

    * Performance--The Company tailors its asset management services to the specific needs and objectives of each client's investment portfolio and seeks to achieve favorable results based upon risk and return parameters established for each client's portfolio. The Company ranked below a number of competitors in the Eager Study with respect to its perceived ability to generate good performance, which was also cited by survey respondents as the most common criteria in the selection of investment manager candidates. However, the Company believes that other criteria on which the Company did rank highly, including knowledge and experience with insurance industry issues and the provision of services beyond investment management, are also important in the selection of investment managers, particularly in light of regulatory constraints applicable to insurance companies. See "Risk Factors--Risks Associated with Insurance Industry Focus," and "Risk Factors--Significant Industry Competition." The Company's insurance asset management services are designed to optimize investment returns for clients within the constraints imposed by insurance regulatory, accounting, tax and asset/liability management considerations.

    * Responsiveness--The Company communicates frequently with its clients to pursue the clients' investment objectives in light of changing business and market conditions. The Company believes such responsiveness is critical to strong client relationships and client satisfaction. The Company believes that its comprehensive investment accounting & reporting services are integral to client communications.

    EXPERIENCED MANAGEMENT WITH SIGNIFICANT STOCK OWNERSHIP. The Company employs an experienced management team, the members of which have an average of approximately 15 years of experience in the investment or insurance business. In total, the employees of the Company will own in the aggregate approximately 29% of the Common Stock on a fully diluted basis after the offering (including options to be granted upon the closing of this offering). See "Management" and "Principal Shareholders."

COMPANY OPERATIONS--OVERVIEW

    The Company's business is asset management for insurance companies, which is supplemented by its in-depth research focused on the insurance industry. The Company's asset management services consist of three components: (i) discretionary asset management services, (ii) investment advisory services and
(iii) investment accounting & reporting services. In connection with its discretionary asset management services, the Company originates and services commercial mortgages and manages investments in real estate assets. The Company also sponsors and manages private equity funds investing in insurance and insurance-related companies.

    ASSET MANAGEMENT. The Company's insurance asset management services are designed to optimize investment returns for clients within the guidelines imposed by insurance regulatory, accounting, tax and asset/liability management considerations. As of September 30, 1997, the Company provided services with respect to approximately $73.6 billion in assets, of which approximately (i) $26.4 billion represented assets under discretionary management, (ii) $21.0 billion represented assets serviced under investment advisory agreements and
(iii) $26.2 billion represented assets receiving investment accounting & reporting services on a stand-alone basis. As part of its discretionary asset management services, as of September 30, 1997, the Company managed approximately $2.6 billion of commercial mortgage loans and investment real estate.

    The Company manages private equity funds which invest in insurance and insurance-related companies. Since 1985, the Company has sponsored five private equity funds, raising approximately $360 million in committed capital. The private equity funds have invested more than $193 million of these proceeds in 39 companies which constitute the investment portfolios of these funds. In most cases, these invested proceeds serve to provide a portion of additional equity-based financing or to partially capitalize a new company.

    INSURANCE RESEARCH. The Company believes that Conning & Company is one of the leading insurance industry investment research firms in the United States. The Company publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company also publishes stock research on a broad group of publicly-traded insurance companies for some of the largest United States institutional money managers as well as pension funds, banks, mutual funds, and insurance companies. Conning & Company also from time to time participates in the underwriting of public offerings of equity securities for insurance and insurance-related companies.

INDUSTRY BACKGROUND AND TRENDS

    Due to the unique financial characteristics and the regulatory environment governing the various segments of the insurance industry, effective management of insurance company assets requires specialized industry knowledge. In addition to an in-depth understanding of an insurance company's business and products, the Company believes that insurance companies expect that their assets should be carefully tailored to meet the company's specific regulatory and tax requirements and profitability objectives, and that the asset manager should manage investment risk to reflect the underlying income and cash flow characteristics of the insurance products which the investments support.

  INSURANCE INDUSTRY OVERVIEW

    Dynamics of Insurance. The insurance industry reduces the risk of significant financial loss for individuals, families and businesses resulting from the loss of life or ability to lead a productive life or from a property or casualty-related loss. The dynamics of the insurance industry are significantly influenced on a broad level by changes in economic or market conditions, regulations, and natural disasters and by individual factors such as personal health and longevity, accidents and personal misfortune.

    Unique Financial Characteristics. Insurance companies must carefully monitor cash flow patterns with respect to premium collections and claims payments in order to ensure that invested assets are adequate to cover the payment of potential future claims. Cash flow patterns vary depending on the type of insurance (i.e., life/health and property/casualty). For example, life insurance policies typically have either an up-front premium or steady premiums collected over the life of the policy, and claims are typically paid in a lump sum or a stream of payments many years after the policy's inception. Many life insurance products combine a tax-efficient savings component with the insurance component. Health insurance premiums, on the other hand, are generally collected in a steady stream and closely match the projected stream of medical claims payments. Property insurance premiums are typically collected over the life of the policy and claims are typically paid within the life of the policy or shortly after the policy term expires. Casualty insurance premiums are typically paid over the life of the policy and if claims are made, usually after litigation, typically many years after the policy period.

    Regulatory Environment. Insurance companies are heavily regulated by state laws and regulatory agencies, which require, among other things, that insurance companies comply with risk-based capital requirements. Additionally, insurance company portfolios are constrained in the asset classes and allocations they can hold and are typically heavily weighted toward fixed income securities of investment grade or higher. Property/casualty companies typically hold limited amounts of real estate investments, while life insurance companies invest more heavily in real estate. Further, insurance companies must submit to state regulators statutory financial statements which conform to regulatory requirements.

    The Company believes that its understanding of the dynamics of the insurance industry, the unique financial characteristics of different insurance products, and the insurance industry's regulatory environment enables it to provide comprehensive asset management services to insurance companies.

  DEVELOPING TRENDS IN THE INSURANCE INDUSTRY

    Certain key insurance industry trends that also affect the management of insurance company assets are as follows:

    Growing Insurance Company Assets. Insurance company assets have grown over several decades and during the period from 1986 to 1996 grew at an average rate of approximately 9% per year, from approximately $1.3 trillion to approximately $3.1 trillion, according to a standard industry source, as shown in the following table:
                           INSURANCE COMPANY ASSETS
                               (IN MILLIONS)

                                  [GRAPH]

     1986               1987              1988               1989               1990               1991
--------------     --------------     --------------     --------------     --------------     --------------
$1,305,366         $1,460,109         $1,634,187         $1,811,072         $1,947,021         $2,105,350

     1992               1993              1994               1995               1996
--------------     --------------     --------------     --------------     --------------
$2,259,960         $2,474,023         $2,629,529         $2,891,085         $3,105,321

    Continuing Trend Towards Increased Savings. As the "baby-boom" generation continues to age, the Company believes that the demographics of the population of the United States should favor wealth accumulation. Thus, the Company anticipates that the growth of asset accumulation products (e.g., annuities) will outpace the growth of mortality based products (e.g., term life insurance). The Company believes this trend will cause insurance companies to focus increasingly on the importance of investment management to support competition in investment-oriented products.

    Acceptance of Outsourcing. The Company believes that many insurance companies are utilizing non-affiliated asset managers in order to respond to competitive product requirements and the pressure to achieve higher returns on investments while maintaining an acceptable level of risk. According to the Eager Study, assets under management by external, non-affiliated managers (which represented approximately 15% of industry assets in 1996) increased at a rate of 17% per year from $300 billion in 1994 to $415 billion in 1996. Based upon information provided by an industry source, insurance company assets increased at a rate of approximately 9% per year, from $2.6 trillion in 1994 to $3.1 trillion in 1996. The authors of the Eager Study concluded that externally managed assets would continue to grow, but believed that the growth rate would lose momentum over the next few years covered by the study. The Eager Study indicated that the percentage of insurance companies using one or more non-affiliated external managers increased 6% from 1992 to 1994, but did not increase from 1994 to 1996. In addition, the study reported that the median (typical) company indicated that it had about reached the maximum percentage of assets expected to be managed externally.

    The Company believes that outsourcing can provide insurance companies the opportunity to access the specialized expertise, scale and technology needed to manage assets more effectively. The Company also believes outsourcing has become an accepted business approach in the insurance industry.

    The Company believes many insurance companies and other financial service providers, including banks and investment managers, will be driven by increased competition, regulatory considerations and increased capital needs to divest themselves of non-core businesses and to seek to acquire, merge with or otherwise strategically align themselves with complementary businesses in order to achieve economies of scale. The Eager Study indicated that merger and consolidation activity had appeared to offset some growth activity among investment management firms and may have created economies favoring internal asset management by insurance companies. However, the Company also believes that such merger or consolidation activity in the insurance industry may also create additional outsourcing opportunities as the remaining companies seek ways to achieve increased efficiencies.

    See "Risk Factors--Risks Associated with Insurance Industry Focus" and "Risk Factors--Significant Industry Competition."

STRATEGY

    The Company's growth is built on a foundation of recurring, fee-based revenues. Fee-based revenues represented approximately 80% of the Company's total revenues both in 1996 and for the first nine months of 1997. The Company's primary operating strategy is to grow recurring, fee-based asset management related revenues through the following strategies:

  LEVERAGE ESTABLISHED ASSET MANAGEMENT PLATFORM TO GENERATE GROWTH AND PROFITABILITY

    The Company believes that it has established a platform, made up of core investment professionals, product expertise and systems, to support future growth in fee-based asset management revenues. Opportunities for asset management growth are expected to come from new and existing clients, strategic acquisitions and alliances and through General American and its affiliates.

  GENERATE GROWTH FROM NEW AND EXISTING CLIENTS

    The Company intends to take advantage of the growth in insurance industry assets and a trend among insurance companies to seek external investment management expertise. The Company will pursue growth in assets under management from new clients by increasing the Company's sales and marketing efforts and by leveraging the Company's strong name recognition. Additionally, the Company will continue to pursue growth in assets under management from existing clients by seeking to increase its share of its clients' assets and from underlying growth in existing assets.

  PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES TO EXPAND MARKET PENETRATION

    The Company regularly evaluates strategic acquisitions, joint ventures and marketing alliances as a means of increasing assets under management, expanding the range of its product offerings and increasing its sales and marketing capabilities.

  LEVERAGE STRATEGIC ALLIANCE WITH GROWING PARTNER

    The Company's relationship with General American, the Company's principal shareholder, provides opportunities for distribution of the Company's products and services to General American and its affiliates. The Company has benefited from the internal growth and acquisition activity of General American and its affiliates, with assets under management of General American and its affiliates increasing at an average rate of approximately 14% per year, from approximately $5.4 billion as of December 31, 1991 to approximately $10.6 billion as of December 31, 1996. At September 30, 1997, such affiliated assets under management totaled approximately $13.5 billion.

    No assurance can be given that the Company's objectives or strategies will be achieved. See "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

ASSET MANAGEMENT

    The Company's business is asset management for insurance companies, which is supplemented by its in-depth research focused on the insurance industry. The Company's asset management services consist of three components: (i) discretionary asset management services, (ii) investment advisory services and
(iii) investment accounting & reporting services. In connection with its discretionary asset management services, the Company originates and services commercial mortgages and manages investments in real estate assets. The Company also sponsors and manages private equity funds investing in insurance and insurance-related companies.

    As of September 30, 1997, the Company provided services with respect to approximately $73.6 billion in assets, of which approximately (i) $26.4 billion represented assets under discretionary management, (ii) $21.0 billion represented assets serviced under investment advisory agreements and (iii) $26.2 billion represented assets receiving investment accounting & reporting services on a stand-alone basis. This array of services allows the Company to provide a fully integrated product offering, with some clients utilizing all of the asset management services the Company offers, and others utilizing only selected services. Assets serviced by the Company have increased at a compound annual rate of approximately 35% from December 31, 1991 to December 31, 1996, as shown in the following table:

                      ASSETS SERVICED BY THE COMPANY<F1>

                                 (IN BILLIONS)
                                                                            AVERAGE ASSETS
                                                       AS OF   ------------------------------------------    AS OF   AS OF
                                                     12/31/91  1992     1993     1994     1995     1996    12/31/96 9/30/97
Assets under discretionary
  management

    Unaffiliated..................................   $ 1.7     $ 3.3    $ 5.4    $ 6.2    $ 7.7    $ 9.5   $10.1    $12.9

    Affiliated....................................     5.4       5.5      6.0      6.6      7.8      9.6    10.6     13.5
                                                     -----     -----    -----    -----    -----    -----   -----    -----
        Total.....................................     7.1       8.8     11.4     12.8     15.5     19.1    20.7     26.4

Investment advisory...............................     4.9       5.2     10.1     14.7     15.3     18.3    20.8     21.0

Investment accounting & reporting.................      --        --      1.3      2.6      4.8      9.2    11.7     26.2
                                                     -----     -----    -----    -----    -----    -----   -----    -----
            Total.................................   $12.0     $14.0    $22.8    $30.1    $35.6    $46.6   $53.2    $73.6
                                                     =====     =====    =====    =====    =====    =====   =====    =====

--------

<F1> Since January 1, 1995, the assets of the general account of General
     American have been under contract with GAIMCO (now known as Conning Asset Management Company). General account assets prior to January 1, 1995 were managed by the investment division of General American, a predecessor of GAIMCO, and are included in assets under management for years prior to 1995. Data for 1995 and prior periods are presented on a pro forma basis to include both Conning and GAIMCO assets under management.

    Discretionary Asset Management & Investment Advisory Services. The Company's assets under discretionary management have increased at a compounded annualized rate of approximately 24% from December 31, 1991 through December 31, 1996, with assets of General American-related (affiliated) accounts increasing approximately 14% and assets of other clients (unaffiliated) increasing approximately 44% over the period. The Company's insurance asset management services are designed to optimize investment returns for clients within the constraints imposed by insurance regulatory, accounting, tax and asset/liability management considerations. The Company utilizes a team-based, client-oriented approach, drawing upon a variety of insurance specialists, including researchers, actuaries and investment, financial and tax professionals, with specific industry expertise, investment class knowledge, insurance product knowledge, risk analysis, portfolio management and client relationship skills. The Company supports a variety of asset classes, as shown in the following table:

                     ASSETS UNDER DISCRETIONARY MANAGEMENT
                                 (IN BILLIONS)
                                                     AS OF
                  ASSET CLASSES               SEPTEMBER 30, 1997

Corporate bonds...................................   $ 7.5

Asset-backed securities...........................     5.8

Mortgage loans....................................     2.4

Municipal bonds...................................     2.6

Government bonds..................................     2.0

Private placements................................     2.2

Indexed equity....................................     1.4

Short-term obligations............................     1.0

Equity............................................     1.3

Real estate.......................................     0.2
                                                     -----

        Total.....................................   $26.4
                                                     =====

    The Company works with each client individually to conduct an in-depth analysis of its insurance operations and investment objectives. This broad strategic approach is designed to address each client's core needs to model asset and liability durations and manage risk and maximize returns. In particular, the Company analyzes the client's strategic objectives, operational forecasts, business needs, cash flows, regulatory and rating agency concerns, and accounting and tax issues. The Company utilizes a "top down" investment methodology, beginning with an analysis of macro-economic and capital market conditions. Additionally, the Company considers the client's current portfolio characteristics, management's risk tolerance, investment guidelines, performance benchmarks and desired asset allocation. The Company undertakes quantitative analyses, including (i) asset/liability analyses, (ii) analyses of cash flows, interest rate risk and surplus adequacy, (iii) peer group comparisons and (iv) asset allocation modeling. The Company also utilizes its insurance related research products, including property/casualty and life/health profitability models, a loss ratio and loss reserve analysis service, and a tax optimization model.

    The Company assists its clients in the development of new insurance products by advising them as to investment strategies required to meet the profitability goals set for such products. The Company is integral to the product management, administration and distribution of one of General American's stable value insurance products.

    The Company also serves as the investment adviser to several registered investment companies and unit investment trusts sponsored by General American. Investment advisory agreements with registered investment companies and unit investment trusts may be terminated at any time by the entity upon specified notice, terminate automatically in the event of their assignment, and are subject to annual renewal by the board of the entity.

    The Company also provides stand-alone investment advisory services to clients who are seeking only business analysis and asset allocation or diversification advice. Such advice typically includes a review of the portfolio from the standpoint of liability structure, capital adequacy, return on equity, asset allocation, regulatory and rating agency implications, and income and cash flow requirements. As of September 30, 1997, the Company had approximately $21.0 billion in assets under investment advisory contracts on a stand-alone basis.

    The Company's asset management accounts are each managed pursuant to a written investment management agreement with the client. Such agreements are terminable upon relatively short notice (typically 30-90 days) by either party. In providing discretionary asset management services, the Company generally is compensated on the basis of fees calculated as a percentage of assets under management. Fees generally are billed and are payable quarterly and typically are calculated on the asset value of an account at the beginning or end of a quarter. The fee schedules typically provide lower incremental fees above certain levels of managed assets. The Company's investment advisory accounts are managed pursuant to a written agreement for a specified term, generally one to three years, pursuant to which the Company generally receives a fixed periodic fee.

    Mortgage Origination and Service of Real Estate. The Company has developed expertise in the origination and servicing of commercial mortgage loans and the management of real estate, asset classes which are frequently utilized by life insurance companies. As of September 30, 1997, the Company managed approximately $2.4 billion in commercial mortgage loans and approximately $200 million in investment real estate. The Company has originated more than $2.2 billion of mortgage loans for its clients since January 1, 1994, most of which were on behalf of General American and its affiliates. In addition, the Company is developing opportunities for placements for other insurance company clients and pension funds. The following chart shows the growth of the amount of new mortgage loans that the Company has originated during the period from 1992 through 1996.

                          NEW MORTGAGE LOAN FUNDINGS
                                 (IN MILLIONS)

                                    [GRAPH]

  1992       1993       1994       1995       1996
  ----       ----       ----       ----       ----
 $89.3      $139.1     $361.5     $529.0     $819.7

    During the first nine months of 1997, the Company originated approximately $520 million of new mortgage loans. The Company believes it has the capacity, under favorable market conditions, to generate approximately $900 million in commercial mortgage loans annually.

    The Company has traditionally focused on originating commercial mortgage loans generally ranging in size from $2 million to $15 million, with varying maturities of five to twenty years, secured by office, industrial, retail or multi-family properties. The Company also provides development, advisory and management services with respect to real estate investment properties. The Company originates, actively monitors and manages its commercial mortgage loan and real estate portfolios through its St. Louis home office location and eleven field offices located in Arizona, California (2), Colorado (2), Florida, Georgia, Illinois, Missouri, Texas and Washington, D.C. The Company performs a full array of mortgage loan origination and portfolio management services including lease analysis, property valuation, economic and financial reviews, tenant analysis and oversight of default and bankruptcy proceedings. All properties are inspected each year and evaluated periodically based on internal quality ratings for purposes of loan loss reserve and internal management.

    The Company also provides ongoing servicing, generally as part of an integrated mortgage loan origination program and in several cases on a stand-alone basis. As of September 30, 1997, the Company provided mortgage loan servicing for approximately $2.8 billion of mortgage loans, primarily for General American and its affiliates. Of this amount, approximately $0.4 billion was serviced on a stand-alone basis. The Company is rated as an acceptable master servicer and an average special servicer for purposes of servicing securitized loan portfolios by Fitch Investors Service, L.P. and has received an average ranking as a commercial loan servicer by Standard & Poor's.
The Company also provides a wide range of mortgage loan and real estate accounting services, including reconciliation reports, mortgage loan and real estate reporting for regulatory agencies, management and outside clients, and tax analysis and support. See "--Investment Accounting & Reporting." The Company established a relationship with an investment banking firm to originate mortgage loans. In 1995 the Company originated loans in the amount of approximately $172 million for a securitized offering by such investment banking firm, and the Company retained the master servicing of the entire loan portfolio totaling approximately $278 million. During the first quarter of 1997, the Company originated approximately $200 million of mortgage loans for such firm. Additionally, the Company is expanding efforts to market its mortgage loan origination and servicing and accounting capabilities to other life insurance companies.

    The Company generally receives a fee associated with loan origination, which is usually approximately 1% of the loan balance. The Company also receives ongoing servicing fees and management fees with respect to mortgage loans in portfolios managed by the Company.

    Private Placement Investing. The Company believes it has considerable expertise in evaluating private placement securities. As of September 30, 1997, the Company managed approximately $2.2 billion in private placement securities, most of which were purchased on behalf of General American and its affiliates. Private placement securities are acquired pursuant to negotiated transactions between investors and issuers pursuant to exemptions from registration with the SEC. While less liquid than public securities, private placements often contain investment characteristics favorable to investors such as more stringent financial covenants, prepayment protection, collateral or higher yields than similar public securities. The Company purchases both fixed and floating rate, U.S. dollar denominated private securities on behalf of its client accounts, primarily of investment grade quality and primarily according to a "buy and hold" strategy. Such an investment in a private placement is generally between $5 million and $15 million.

    The Company conducts in-depth reviews of each private placement security's credit, structure, terms and proposed pricing prior to making a commitment to purchase a private placement on behalf of a client. The Company considers credit analysis to be critical to its success in private placement investing and such credit analysis consists of an evaluation of all aspects of a borrowing, including analysis of financial statements and ratios, cash flow, industry and competitive position, operating trends and any collateral securing the loan.

    Investment Accounting & Reporting. As of September 30, 1997, the Company's investment accounting & reporting services provided stand-alone investment accounting for approximately $26.2 billion in assets. All $73.6 billion in assets serviced by the Company are supported by the Company's investment accounting & reporting system. The Company's investment accounting & reporting services include management and regulatory reporting on invested assets, operating income and capital gains and losses. These services have been designed to address the needs of clients for timely and accurate reporting for management purposes, as well as the increased information required in filings with state and federal regulatory authorities regarding assets and liabilities as well as risk-based capital allocations, including Schedules B and D of the standard insurance industry annual statutory financial report.

    The Company's accounting & reporting system utilizes the Complete Asset Management, Reporting and Accounting software system (known as CAMRA(TM)) and the Fully Integrated Loan Management Information Software System (known as FILMS(TM)) under a software license agreement with SS&C Technologies, Inc. ("SS&C"), effective as of January 27, 1996 (the "License Agreement"). SS&C represents that it is the owner of the trademarks CAMRA(TM) and FILMS(TM). In connection with insurance investment accounting, the Company obtains pertinent client information through frequent and ongoing contact with the client, portfolio manager, brokers and custodians, in addition to standard industry sources. The Company utilizes detailed portfolio information as the foundation for asset allocation and portfolio management as well as to support its clients' operational and information needs. By utilizing CAMRA(TM), the Company is able to provide a number of services, such as: (i) portfolio management and market analyses, including a comprehensive securities database supporting on-line daily, monthly, quarterly and on-demand calculation of a range of information, including book and market value, yields, duration, average life and various user-selected scenarios; (ii) comprehensive accounting and reporting capabilities, including four accounting bases--GAAP, statutory, management and tax--exporting data directly to spreadsheets, word processors and databases for ease of delivery and presentation; (iii) multi-currency processing, calculating transaction and translation values in accordance with applicable accounting and insurance industry rules; and (iv) regulatory compliance, providing performance measurement calculations. The
Company utilizes FILMS(TM) to enable its mortgage professionals to process, analyze and report on a comprehensive basis information regarding their loan portfolios. CAMRA(TM) and FILMS(TM) allow for detailed and timely reporting to the Company's clients, providing them with valuable management tools. Such reporting is an integral component of the Company's focus on client service.

    Under the License Agreement, the Company has a perpetual non-exclusive license to use, maintain and modify its investment accounting & reporting software, including both CAMRA(TM) and FILMS(TM), in both source code and object code (the "Software"). The License Agreement permits the Software to be used by the Company and General American and its subsidiaries for accounting, reporting and similar purposes in the asset management business and for outsourcing to customers in the insurance industry. See "Risk Factors--Risk of Systems Failure; Dependence on Vendors."

    Investment accounting & reporting services are typically provided in conjunction with insurance asset management services and are therefore subject to the terms of an overall management agreement. See "--Discretionary Asset Management & Investment Advisory Services." In a number of cases, however, clients have retained the Company to provide such services on a stand-alone basis. In those cases, the services are subject to the terms of a separate agreement and the Company is generally compensated on the basis of fees calculated as a percentage of assets serviced.

    Private Equity Funds. The Company believes it is a leader in facilitating the provision of private equity capital to the insurance and insurance-related industries. Since 1985, the Company has organized five funds that have raised approximately $360 million in committed capital. The private equity funds have invested more than $193 million of these proceeds in 39 companies which constitute the investment portfolios of these funds. In most cases, these invested proceeds serve to provide a portion of additional equity-based financing or to partially capitalize a new company. The Company or a subsidiary acts as the general partner of the funds and maintains a 1% general partner capital interest. The Company may also invest as a limited partner in future funds it may organize. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."

    Management believes that limited partners invest in the Company's private equity funds to obtain the opportunity for potential private equity returns on investments in insurance or insurance-related enterprises. Investors also receive exposure to new business strategies and entrepreneurial developments in the insurance industry. More than 70 limited partners have invested in the Company's private equity funds since 1985, including financial companies, banks, pension funds and some of the largest insurance companies in the world. A number of limited partners have invested in multiple private equity funds over time.

    The following table shows the average private equity committed capital over the past five years.

                       PRIVATE EQUITY COMMITTED CAPITAL
                                 (IN MILLIONS)
                                  AVERAGE COMMITTED CAPITAL
                       -----------------------------------------------    AS OF
                        1992      1993      1994      1995      1996     9/30/97

Fund I..............    $ 50.5    $ 42.4    $ 28.4    $ 18.9    $  7.7    $  -0-

Fund II.............      67.7      67.7      67.7      67.7      67.7      67.7

Fund III............        --      21.8      50.1      56.6      56.6      56.6

Fund IV.............        --        --        --      18.7      38.9      40.4

Fund V..............        --        --        --        --        --     146.5
                        ------    ------    ------    ------    ------    ------
        Total.......    $118.2    $131.9    $146.2    $161.9    $170.9    $311.2
                        ======    ======    ======    ======    ======    ======

    These funds have invested in a wide range of insurance, healthcare and insurance service company segments, including specialty property-casualty, life, health, managed care, agency, software, and service companies. The portfolio companies have been in various stages of development, including start-ups, expansion rounds, buy-outs and recapitalizations.

    The Company seeks to develop a working relationship with senior management of the portfolio companies to jointly maximize shareholder value. An employee of the Company generally serves as a representative on the board of directors of the portfolio companies. By providing guidance through board of director participation, the Company seeks to assist senior management in developing business strategies, raising capital in the public and private markets and acquiring new or complementary businesses. Investors in the funds have become co-investors, joint venture partners, reinsurers or customers to over half of the funds' portfolio companies.

    Subject to the ability to raise capital, the Company currently plans to maintain several funds at any point in time, reflecting the approximate ten year life cycle of the funds. The objective of the funds is to liquidate their investments through public offerings, sale of the portfolio company or the fund's investment, redemption or otherwise. Since inception, approximately 15 portfolio companies have emerged as public entities. The Company receives annual management fees from the private equity funds of approximately 2% of committed funds and a specified interest in the cumulative net profit. Certain of the Company's professionals share in the Company's share of any profit participation. See "Certain Relationships and Related Transactions-- Participation in Private Equity Funds."

INSURANCE RESEARCH

    Name recognition associated with the Company's insurance research business is an integral component of the marketing strategy for the Company's insurance asset management services. The Company believes that Conning & Company is viewed as one of the leading insurance industry investment research firms in the United States. The Company publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company also publishes stock research on a broad group of publicly-traded insurance companies for some of the largest United States institutional money managers as well as pension funds, banks, mutual funds, and insurance companies. The Company's in-depth insurance industry research has been targeted to senior executives in the insurance industry for more than 20 years, and its Strategic Studies Series is subscribed to by 44 of the 50 largest U.S. property-casualty insurance companies and 42 of the 50 largest U.S. life-health insurance companies (based on 1996 premiums as reported by OneSource Information Services, Inc. as provided to it by third parties). During 1996 and the first nine months of 1997, the Company published the following studies:

  LIFE/HEALTH/ASSET ACCUMULATION

    The High Net Worth Market for Financial Services--Leveraging Customer
      Specialization to Achieve Sustainable Competitive Advantage
    The Pension/Retirement Assets Business--Sleeping With the Enemy
    The Rise of Multiple Life Distribution Channels--Covering All Bases Individual Annuities--Rising Tide Will Not Lift All Carriers
    Social Security Reform--Private Market Opportunities?

  FINANCIAL

    Alternative Markets--Evolving to a New Layer
    Lloyd's of London--A New World of Capital. Is the Genie Out of the Bottle? Mergers & Acquisitions and Public Equity Offerings--Sink, Swim Fast or be
      Swallowed
    Technology I--Electronic Commerce and the Internet
    Banking--New Opportunities for Banks in Insurance
    Mergers & Acquisitions and Public Equity Offerings--Mid-Year 1997 Review Insurance and Technology--Leveraging the Drivers of Competitive Advantage

  HEALTHCARE

    Medicare and Medicaid--The Private Sector Steps to the Plate
    Reinvesting Individual Disability Income Insurance--The Long Road Back
    The Health Care Marketplace--The Move Toward Managed Care Accelerates
    From Medical Malpractice to Managed Care Liability--Fifty Ways to Meet the
      Future

  PROPERTY/CASUALTY

    The Property-Casualty Underwriting Cycle--Lifting the Veil of Abnormal
      Losses
    Insurance Fraud--The Quiet Catastrophe
    Property-Casualty Expenses--Building Muscles While Losing Fat
    Personal Auto Insurance--Winning Strategies for the Year 2000
    The Independent P/C Agent--The Squeeze Is Still On
    Strategic Customer Specialization--The Patchwork Quilt of Minority Owned
      Businesses
    Strategic Customer Segmentation--Women Business Owners--Doing It Their Way

  REINSURANCE

    Outlook for the Reinsurance Industry--A New Definition of Quality Life and Health Reinsurance--Pockets of Opportunity
    A Portrait of Reinsurance--Back to the Basics and Beyond

    In addition, the Company from time to time participates in the underwriting of public offerings of equity securities for insurance and insurance-related companies. Since 1993, the Company has participated in syndicates for approximately 120 insurance-related underwritings for both initial and follow-on public offerings. Payment for the

Company's research services is primarily in the form of commissions derived from securities transactions effected by the Company and, to a lesser extent, subscription fees for research publications. In addition, the research services revenues received by the Company reflect underwriting fees with participation in public offerings of insurance and insurance-related companies.

ACCOUNTING, ADMINISTRATION AND OPERATIONS

    The Company's accounting, administration and operations personnel are responsible for financial controls, internal and external financial reporting, compliance with regulatory and legal requirements, office and personnel services, the Company's management information and telecommunications systems, and the processing of the Company's securities transactions. General American provides certain of these functions pursuant to an Administrative Services Agreement. See "Certain Relationships and Related Transactions--Transactions with General American." The Company contracts with outside services for securities pricing information in connection with its asset management and investment accounting & reporting services. See "Risk Factors--Risk of Systems Failure; Dependence on Vendors."

COMPETITION

    All of the Company's businesses are conducted in highly competitive markets. The Company competes with a large number of other asset management firms as well as broker-dealers, insurance companies, commercial banks and others in the business. Conning Asset Management Company competes for assets under discretionary management with a large number of specialty and diversified investment advisory firms and divisions, including internal investment divisions of insurance companies, many of which are larger and have access to greater resources than the Company. The intensity of competition could increase if the rate of growth in insurance company assets managed externally were to decline. See "Business--Industry Background and Trends--Developing Trends in the Insurance Industry." The asset management industry is characterized by relatively low cost of entry, and new investment advisory entities may be formed which may compete with the Company. The Company's focus on the insurance industry makes it particularly subject to direct competition from firms or divisions which specialize in providing services to the insurance industry. Additionally, other insurance companies may determine to spin out their investment management divisions, which might then become significant competitors. The Company believes that the most important factors affecting competition for investment management clients are the knowledge and reputations of investment managers, customer service, performance records and pricing policies.

    The Company's mortgage origination and servicing business faces competition from local and national mortgage brokerage firms, other direct institutional lenders and services, lending programs from investment banking firms and other financial institutions, many of whom are larger and have access to greater resources than the Company. The Company believes that the most important factors affecting competition for the origination of commercial mortgage loans are price, loan quality and service. For most customers, the Company's investment accounting & reporting services face competition from certain other asset management firms as well as software companies, including SS&C. The Company believes the most important factors affecting competition for investment accounting & reporting services are the quality and performance of the Company's software and service, and to a lesser extent price. The Company's private equity business faces competition for raising capital and making equity investments from securities firms, venture capitalists, commercial banks, investment banks and insurance companies, many of whom are larger and have access to greater resources than the Company. The Company believes that the most important factors affecting competition for the sponsorship and management of such funds are performance records and the reputations and expertise of sponsors. The Company's insurance research business faces competition from traditional securities firms and investment banks in providing research on publicly-traded insurance industry related companies and research on the insurance industry. The Company believes that the most important factors affecting competition are the quality and number of the insurance research professionals, the breadth of coverage and the number of topics covered.

    There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially and adversely affect the Company's business, financial condition, results of operations and business prospects. See "Risk Factors--Significant Industry Competition."

FACILITIES

    The Company's headquarters and certain of its executive offices are located in an approximately 25,000 square foot office space located at 700 Market Street, St. Louis, Missouri 63101 pursuant to a lease from General American. The Company anticipates leasing up to an additional 10,000 square feet at this location during 1997 on substantially the same terms and conditions. See "Certain Relationships and Related Transactions--Transactions with General American." The Company also maintains executive offices in a 49,500 square foot office space located at 185 Asylum Street, Hartford, Connecticut pursuant to a lease expiring in 2005 with annual base rental expense of approximately $1.0 million until 1999 and a base rental expense of approximately $1.2 million from 1999 until 2004, subject to increases for taxes, insurance and operating expenses. The Company also leases from third parties, or subleases from General American, each of eleven other office sites for its various mortgage loan and real estate offices located in Arizona, California (2), Colorado (2), Florida, Georgia, Illinois, Missouri, Texas and Washington, D.C.

    The Company's principal offices in St. Louis and all but one of the remote office spaces described above are rented pursuant to written leases and a sublease between the Company and General American. See "Certain Relationships and Related Transactions--Transactions with General American." The terms of such leases and the sublease (collectively, the "Leases"), were designed to approximate the cost to General American of owning or leasing such spaces. The Company believes that the prices and other terms under the Leases are at least as favorable as those prices and terms being offered generally in the same marketplaces by unrelated parties for comparable spaces.

    The Company believes its facilities have been generally well maintained, are in good operating condition, and, upon lease of the additional space described above, will be adequate for its current requirements.

EMPLOYEES

    As of September 30, 1997, the Company employed approximately 275 employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

    On November 14, 1994, the Insurance Commissioner of the Commonwealth of Pennsylvania, in its capacity as statutory liquidator of Rockwood Insurance Company ("Rockwood"), initiated an action in the Commonwealth Court of Pennsylvania against Conning & Company and certain of the officers of Conning & Company styled Maleski v. Conning & Company, et al., No. 94-7507 (subsequently amended to Linda S. Kaiser v. Conning). The action arises out of the Commissioner's previous retention of Conning & Company as placement agent for the sale of one of Rockwood's subsidiaries. The complaint alleges breach of fiduciary duty, breach of contract, professional negligence, bad faith and conspiracy, and seeks compensatory damages for approximately $6.5 million and unspecified punitive damages, costs and interest. Conning & Company is defending the action vigorously and the Company believes that Conning & Company has meritorious defenses to all claims. Although the matter is subject to uncertainty, as it remains in the preliminary stages and discovery has not been completed, the Company believes that the probable outcome should not have a material adverse effect upon the Company.

    On July 8, 1997, a consolidated amended class-action complaint was filed against SS&C Technologies, Inc. ("SS&C") in the United States District Court, District of Connecticut, styled Marc A. Feiner, M.D., et al. v. SS&C Technologies, Inc., et al. (Civil Action No. 397CV00656(JBA) consolidated with Civil Action No. 397CV01077). The complaint names SS&C, the directors of SS&C at the time of SS&C's initial public offering (including John B. Clinton, an officer of the Company), and lead underwriters Alex. Brown & Sons Incorporated and Hambrecht & Quist as defendants. The complaint alleges, among other things, there were material misstatements in the prospectus used by SS&C in an initial public offering in May 1996 and seeks, among other things, rescission and/or money damages, equitable relief and costs and expenses. Conning & Company, a subsidiary of the Company, was a participant of the underwriting syndicate in connection with SS&C's initial public offering, and thus may share, to the extent of its participation in the initial public offering, in any potential liability of the lead underwriters. General American and Fund I were selling shareholders in SS&C's initial public offering, and the lead underwriters have demanded of the selling shareholders indemnity against any losses, claims, damages or liabilities arising out of the action and reimbursement for legal or other expenses incurred in connection with investigating or defending the action. Although the matter is subject to uncertainty as, among other things, the action is in the preliminary stages, the Company believes that the probable outcome of the pending action should not have a material adverse effect upon the Company.

                     SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The income statement and balance sheet data for, and as of the end of, each of the years in the three-year period ended December 31, 1996 are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements for each of the years in the three-year period ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus. The selected financial data of the Company presented below for the years ended December 31, 1992 and 1993 and as of December 31, 1992, 1993 and 1994 are derived from audited financial statements not included in this Prospectus. The selected consolidated financial data for the nine months ended September 30, 1997 and the nine months ended September 30, 1996 have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited consolidated financial statements of the Company and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations as of the end of and for such periods. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. Also set forth below is certain operating and financial information.

                                                                                     YEARS ENDED        NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,<F1>           DECEMBER 31,<F2>       SEPTEMBER 30,
                                         ------------------------------------      ----------------     -----------------
                                         1992       1993       1994      1995      1995        1996       1996       1997
                                                                                 PRO FORMA
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:

Revenues:

    Asset management and related
      fees.........................     $1,716     $2,446     $3,484    $24,050    $30,675    $40,456    $29,365    $36,018

    Research services..............          0          0          0      4,090      9,480     12,148      9,582     10,278

    Other income...................         51         36         57        663        996      1,062        792        629
                                        ------     ------     ------    -------    -------    -------    -------    -------
        Total revenues.............      1,767      2,482      3,541     28,803     41,151     53,666     39,739     46,925
                                        ------     ------     ------    -------    -------    -------    -------    -------
Expenses:

    Employee compensation and
      benefits.....................          0          0          0     12,027     18,336     26,002     18,522     23,559

    Amortization of goodwill and
      other........................          0          0          0      1,289      2,911      2,721      2,062      1,953

    All other expenses.............        935      1,141      1,429      9,195     12,515     13,151     10,062     10,441
                                        ------     ------     ------    -------    -------    -------    -------    -------
        Total expenses.............        935      1,141      1,429     22,511     33,762     41,874     30,646     35,953
                                        ------     ------     ------    -------    -------    -------    -------    -------
Operating income...................        832      1,341      2,112      6,292      7,389     11,792      9,093     10,972

    Interest expense...............          0          0          0        521      1,365        729        592        233
                                        ------     ------     ------    -------    -------    -------    -------    -------
Income before provision for income
  taxes............................        832      1,341      2,112      5,771      6,025     11,063      8,501     10,739

Provision for income taxes.........        311        507        827      2,359      2,739      4,851      3,762      4,317
                                        ------     ------     ------    -------    -------    -------    -------    -------
        Net income.................     $  521     $  834     $1,285    $ 3,412    $ 3,286    $ 6,212    $ 4,739    $ 6,422
                                        ======     ======     ======    =======    =======    =======    =======    =======
Preferred stock dividends..........          0          0          0        351        906        906        669        750
                                        ------     ------     ------    -------    -------    -------    -------    -------
Net earnings available to common
  shareholder......................     $  521     $  834     $1,285    $ 3,061    $ 2,380    $ 5,306    $ 4,070    $ 5,672
                                        ======     ======     ======    =======    =======    =======    =======    =======
    Pro forma net income per common
      share and common share
      equivalents<F3>..............                                                           $  0.57               $  0.58
                                                                                              =======               =======

--------
Footnotes on next page.

                                      33

                                                      AS OF DECEMBER 31,                      AS OF SEPTEMBER 30,
                                        --------------------------------------------------    -------------------
                                         1992       1993       1994       1995       1996       1997       1997
                                                                                                            AS
                                                                                                       ADJUSTED<F4>
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.......................     $1,395     $1,386     $1,683    $46,177    $50,020    $54,646    $85,255
Long-term debt.....................          0          0          0      9,000      2,000          0          0
Total liabilities..................        437        594        356     24,552     20,870     18,426     18,426
Convertible preferred stock........          0          0          0     17,003     24,782     36,152          0
Total common shareholder's
  equity...........................        958        792      1,327      4,623      4,368         68     66,829
Number of common shares outstanding
  end of period....................        0.1        0.1        0.1      6,710      6,710      6,820     12,875

    Set forth below is certain operating and financial information.

                                                        ------------------------------------------------      AS OF
                                                        1992       1993       1994       1995       1996     9/30/97
                                                                     (IN BILLIONS, EXCEPT AS NOTED)
OTHER OPERATING DATA:

Average assets under discretionary management<F5>:

    Unaffiliated..................................     $  3.3     $  5.4     $  6.2     $  7.7     $  9.5    $  12.9

    General American & affiliates.................        5.5        6.0        6.6        7.8        9.6       13.5
                                                       ------     ------     ------     ------     ------    -------
        Total.....................................        8.8       11.4       12.8       15.5       19.1       26.4

Average assets under advisory services............        5.2       10.1       14.7       15.3       18.3       21.0

Average assets under accounting & reporting
  services........................................        0.0        1.3        2.6        4.8        9.2       26.2
                                                       ------     ------     ------     ------     ------    -------
        Total assets serviced.....................     $ 14.0     $ 22.8     $ 30.1     $ 35.6     $ 46.6    $  73.6
                                                       ======     ======     ======     ======     ======    =======

--------
<F1> The years 1992 to 1994 reflect the results of GAIMCO only. The year 1995 reflects the results of the consolidated activity, from August 1, 1995 to December 31, 1995 and the results of GAIMCO only from January 1, 1995 to July 31, 1995. See Note 1 to the Company's Consolidated Financial Statements.

<F2> Pro forma 1995 reflects the consolidated activity for the year assuming the Strategic Merger took place on January 1, 1995. The year 1996 reflects actual consolidated results. See Note 2 to the Company's Consolidated Financial Statements.

<F3> Pro forma earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents considered outstanding during the period after giving effect to all dilutive common stock and common stock equivalents shares issued within twelve months of the public offering of the Company's common stock and to the Capital Stock Conversions.

<F4> Gives effect to the Capital Stock Conversions and the sale of 2,500,000 shares of Common Stock offered hereby at the initial public offering price of $13.50 per share and the receipt of the estimated net proceeds therefrom.

<F5> Since January 1, 1995, the assets of the general account of General
     American have been under contract with GAIMCO (now known as Conning Asset Management Company). General account assets prior to January 1, 1995 were managed by the investment division of General American, a predecessor or GAIMCO, and are included in assets under management for 1992, 1993 and 1994. Data for 1995 and prior periods is presented on a pro forma basis to include both Conning and GAIMCO assets under management.

                                      34

    The following financial information represents financial data of Conning, Inc. and its subsidiaries for the years ended December 31, 1992, 1993 and 1994, and for the six months ended June 30, 1995 and should be read in conjunction with Conning, Inc.'s Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The income statement and balance sheet data for, and as of the end of, the year ended December 31, 1994 are derived from the financial statements of Conning, Inc. and its subsidiaries, which financial statements have been audited by Price Waterhouse LLP, independent certified public accountants. The income statement and balance sheet data for, and as of the end of, the six month period ended June 30, 1995 are derived from the financial statements for the six month period ended June 30, 1995, which financial statements have been audited by KPMG Peat Marwick LLP, certified public accountants. The consolidated financial statements for the year ended December 31, 1994 and the report thereon, and the financial statements for the six month period ended June 30, 1995 are included elsewhere in this Prospectus. The selected financial data presented below for the years ended December 31, 1992 and 1993 and as of December 31, 1992 and 1993 are derived from audited financial statements not included in this Prospectus.

                                                                                                  SIX
                                                                                                 MONTHS
                                                                                                 ENDED
                                                                  YEARS ENDED DECEMBER 31,      JUNE 30,
                                                                 --------------------------     --------
CONNING, INC. AND SUBSIDIARIES                                   1992       1993       1994       1995
                                                                             (IN THOUSANDS)
INCOME STATEMENT DATA:

Revenues:

    Asset management and related fees.......................    $ 6,643    $ 8,107    $ 9,840    $ 5,662

    Research services.......................................      9,487     13,473      8,165      4,564

    Other income............................................        132      1,282        472        275
                                                                -------    -------    -------    -------
        Total revenues......................................     16,262     22,862     18,477     10,501
                                                                -------    -------    -------    -------
Expenses:

    Employee compensation and benefits......................      9,382     10,616     10,196      5,322

    Amortization of goodwill and other......................          0          0          0          0

    All other expenses......................................      6,298      7,805      5,530      3,087
                                                                -------    -------    -------    -------
        Total expenses......................................     15,680     18,421     15,726      8,409
                                                                -------    -------    -------    -------
Operating income............................................        582      4,441      2,751      2,092

    Interest expense........................................        111         85          0          0
                                                                -------    -------    -------    -------
Income before provision for income taxes and cumulative
  effect of accounting change...............................        471      4,356      2,751      2,092

Provision for income taxes..................................         66        947      1,244        809
                                                                -------    -------    -------    -------
Income before cumulative effect of accounting change........        405      3,409      1,507      1,283

Cumulative effect of accounting change......................          0        131          0          0
                                                                -------    -------    -------    -------
        Net income..........................................    $   405    $ 3,540    $ 1,507    $ 1,283
                                                                =======    =======    =======    =======
Preferred stock dividends...................................         53        320        320        160
                                                                -------    -------    -------    -------
Net earnings available to common shareholders...............    $   352    $ 3,220    $ 1,187    $ 1,123
                                                                =======    =======    =======    =======

                                                                                                  AS OF
                                                                    AS OF DECEMBER 31,           JUNE 30,
                                                                  --------------------------     --------
                                                                  1992       1993       1994       1995
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:

Total assets................................................    $10,922    $11,274    $14,228    $16,003

Long-term debt..............................................          0          0          0          0

Total liabilities...........................................      8,179      5,071      6,392      6,927

Redeemable preferred stock..................................      5,425          0          0          0

Cumulative preferred stock..................................          0      3,650      3,650      3,650

Total common shareholders' equity (deficit).................     (2,682)     2,552      4,186      5,426

Number of common shares outstanding end of period...........        446         93        106        108

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company's revenues consist of asset management and related fees, research service fees and other income.

    The Company's asset management and related revenues derive from three sources: asset management fees, private equity fund management fees and fees related to the Company's mortgage and real estate activities. Asset management fees primarily reflect fees for discretionary asset management services provided to insurance company clients, including General American and its affiliates. Asset management fees are generally a function of the overall fee rate charged to each account and the level of assets under management. A portion of revenues are generated when the Company provides investment advisory services as well as when the Company provides investment accounting and reporting services on a stand-alone basis. Assets under management are affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts and investment performance, which may depend on general market conditions.

    The Company's private equity fund management fees represent annual management fees based on a percentage of committed capital and a participation in specified net gains of the funds. The Company's commercial mortgage fees primarily reflect fees associated with loan originations, which usually approximate 1% of the loan balance, as well as fees associated with ongoing servicing and management fees with respect to loans in portfolios managed by the Company. In addition to loans for General American and its affiliates, the Company has originated mortgage loans in a securitized offering for an investment banking firm.

    Payment for the Company's research services is primarily in the form of commissions derived from securities transactions effected by the Company and, to a lesser extent, subscription fees for research publications. A negotiated commission is received on each listed equity transaction, and total commission revenues depend on the value that clients place on the research services the Company provides. In addition, the research services revenues received by the Company reflect underwriting fees with participation in public offerings of insurance and insurance-related companies.

EFFECTS OF THE STRATEGIC MERGER

    The Company was formed on August 11, 1995 as a holding company to effect the Strategic Merger. See "Certain Relationships and Related Transactions" and Note 1 of Notes to the Company's Consolidated Financial Statements. Upon consummation of the Strategic Merger, General American owned 100% of the outstanding Common Stock. If all of the outstanding shares of convertible preferred stock were converted as of the date of the Strategic Merger, General American would have owned approximately 65% of the outstanding Common Stock, without giving effect to outstanding stock options. Under generally accepted accounting principles, the GAIMCO contribution was recorded at historical book value as a combination of entities under common control. The Conning & Company contribution was recorded utilizing the purchase accounting method. The historical financial statements include the operations and financial position of GAIMCO through July 31, 1995, and consolidated operations thereafter and consolidated financial position at December 31, 1995 and December 31, 1996. The excess of purchase price over the fair value of net assets acquired resulted in goodwill of $20.3 million.

    As a result of the required accounting presentation and the inherent difficulties of analyzing the historical financial statements for periods prior to 1996 and comparing them to the 1996 results, also included is financial information on a pro forma basis as if the Strategic Merger occurred on January 1, 1995. The following discussion begins with a comparison of the historical financial statements and follows with a discussion of results based on the pro forma financial information which is found in Note 2 of Notes to the Company's Consolidated Financial Statements. See also "Selected Consolidated Financial Data."

RESULTS OF OPERATIONS

  HISTORICAL FINANCIAL STATEMENTS

    Statement of Income for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996

    Total revenues increased 18% from $39.7 million for the first nine months of 1996 to $46.9 million for the first nine months of 1997, primarily as the result of the addition of new clients and growth in assets of existing clients.

Assets under discretionary management increased from approximately $19.9 billion at September 30, 1996 to approximately $26.4 billion at September 30, 1997. Asset management and related fees increased 23% from $29.4 million for the nine month period ended September 30, 1996 to $36.0 million for the nine months ended September 30, 1997. Fees for research services increased slightly from $9.6 million for the first nine months of 1996 to $10.3 million for the first nine months of 1997. Conning & Company was a co-manager of four public offerings which produced revenues of $2.0 million in 1996 and $1.1 million in 1997. Excluding the effect of revenues from these transactions, fees for research services would have increased 21% from the first nine months of 1996 to the first nine months of 1997. Underwriting revenues are highly volatile, depending on a variety of factors, including market conditions and transaction activity; accordingly, no assurance can be given as to the amount of such revenues, if any, that may arise in future periods. Other income decreased by approximately $0.2 million from $0.8 million for the first nine months of 1996 to $0.6 million for the first nine months of 1997, primarily due to the $0.3 million non-recurring realized gain from the sale of securities that occurred in the first quarter of 1996.

    Total expense increased 17% from $30.6 million for the first nine months of 1996 to $36.0 million for the first nine months of 1997, primarily due to increased employee compensation and benefits. Employee compensation and benefits increased 27% from $18.5 million for the first nine months ended September 30, 1996 to $23.6 million for the nine months ended September 30, 1997, primarily due to additional staffing to keep pace with increased revenue activity and additional incentive compensation accruals as a result of the increased operating income. The Company's incentive compensation practice is based on the level of and growth in the Company's operating profits.

    Interest expense decreased significantly from $0.6 million for the nine months ended September 30, 1996 to $0.2 million for the nine months ended September 30, 1997 due to the continuing reduction of principal on long term debt payable to affiliates, of which the final payment of principal and interest was made in February, 1997.

    Provision for income taxes increased 15% from $3.8 million for the first nine months of 1996 to $4.3 million for the first nine months of 1997 as a direct result of the increase in income before provision for income taxes. However, the effective federal and state income tax rates decreased from 44.3% for the nine month period ended September 30, 1996 to 40.2% for the nine month period ended September 30, 1997 due to the Company being able to recognize state net operating loss carryforwards in 1997.

    As a result of all of the above, net income increased 36% from $4.7 million for the first nine months of 1996 to $6.4 million for the first nine months of 1997.

    Statement of Income for 1996 compared to 1995

    All consolidated revenue and expense categories are greater in 1996 than 1995 because each consolidated revenue and expense category includes the full year's results of Conning & Company in 1996 and only five months of Conning & Company results in 1995. The effective federal and state tax rate increased from 40.9% in 1995 to 43.8% in 1996. The higher state tax rate from Conning & Company's operations is included for the full year in 1996 and for only five months in 1995.

    Goodwill arising from the Strategic Merger in the amount of $20.3 million is being amortized on a straight-line basis over 20 years. This resulted in amortization expense of $0.4 million in 1995 and $1.0 million in 1996.

    Statement of Income for 1995 compared to 1994

    All revenue and expense categories increased substantially from 1994 to 1995 principally due to the following: (i) 1995 includes the results of Conning & Company for the five months ended December 31, 1995 and there are no Conning & Company results included in 1994; and (ii) the contract to manage the general account assets of General American by GAIMCO was entered into effective January 1, 1995. The effective federal and state income tax rate increased from 39.2% in 1994 to 40.9% in 1995 due to the inclusion of goodwill in 1995 and the higher state tax rate applied to Conning & Company's results for the five months ended December 31, 1995.

  PRO FORMA FINANCIAL INFORMATION

    Statement of Income for 1996 compared to Pro Forma 1995

    Asset Management and Related Fees. Asset management and related fees increased 32% from $30.7 million in 1995 to $40.5 million in 1996 primarily due to the addition of new clients and growth in assets of existing clients, and to a lesser extent as a result of a resurgence in the real estate market and growth in mortgage assets from new and existing clients. Assets under management increased 18% from $17.6 billion at December 31, 1995 to $20.7 billion at December 31, 1996, 6% because of additions of new clients and 12% because of growth of assets of existing clients. Private equity fund management and related fees increased 21% from $3.9 million in 1995 to $4.7 million in 1996 due primarily to the March 1996 completion of Fund IV with committed capital of $40 million. See "Business--Private Equity Funds."

    Research Fees. Research services revenues increased 28% from $9.5 million in 1995 to $12.1 million in 1996 due primarily to the increased capital markets activity in the insurance industry and the increase in core research revenues in 1996. Conning is often a member of underwriting syndicates of insurance company offerings and twice during 1996 acted as co-manager of a secondary offering. In the aggregate, the Company generated revenues from underwriting activities of $4.0 million in 1996, as compared to $1.2 million in 1995. Underwriting revenues are highly volatile, depending on a variety of factors, including market conditions and transaction activity; accordingly, no assurance can be given as to the amount of such revenues, if any, that may arise in future periods.

    Other Income. Other income remained virtually unchanged at $1.1 million, primarily reflecting miscellaneous non-recurring revenues.

    Expenses. Employee compensation and benefits increased 42% from $18.3 million in 1995 to $26.0 million in 1996 primarily due to the higher incentive compensation as a result of the large increase in operating results from 1995 to 1996, as well as additions to staff during 1996. The Company's incentive compensation practice is based on the level of and growth in the Company's operating profits. Other operating expenses increased 5% from $12.5 million in 1995 to $13.2 million in 1996, reflecting additional ancillary costs from increased hiring and increased marketing expenses. Goodwill of $20.3 million resulting from the Strategic Merger is being amortized on a straight-line basis over 20 years. Amortization of goodwill and other charges totaling $2.9 million in 1995 and $2.7 million in 1996 are noncash expenses and do not affect cash available for other operating or capital needs.

    Interest Expense. Interest expense decreased 47% from $1.4 million in 1995 to $0.7 million in 1996 due primarily to prepayments of debt during 1996. Debt outstanding was $9.0 million and $2.0 million at December 31, 1995 and 1996, respectively. Such debt arose from the Strategic Merger and was payable to General American. See "Certain Relationships and Related Transactions."

    Income Taxes. The provision for income taxes increased $2.1 million from $2.7 million in 1995 to $4.8 million in 1996 due to the increase in pre-tax earnings of the Company.

    Net Income. As a result of all of the above, net income increased $2.9 million from $3.3 million in 1995 to $6.2 million in 1996.

    Statement of Income for 1995 compared to 1994

    The investment management contract between GAIMCO and General American relating to the General American--General Account assets of $5.2 billion was entered into effective January 1, 1995. As such, the Company believes comparisons between 1995 and 1994, even on a pro forma basis after giving effect to the Strategic Merger, are not useful.

LIQUIDITY AND CAPITAL RESOURCES

    For purposes of this discussion, see Note 1 of Notes to the Company's Consolidated Financial Statements for the principal operating entities that are included as part of the Company.

    The Company's business is not capital intensive. Working capital requirements for the Company have historically been provided almost exclusively by operating cash flow. It is expected that such cash flows will continue to serve as the principal source of working capital for the Company for the near future.

    At September 30, 1997, the Company's capital structure included 6,710,000 shares of Common Stock, 110,000 shares of Non-Voting Common Stock, 3,190,000 shares of Series A Convertible Preferred Stock and 365,000 shares of Series B Convertible Preferred Stock. The Series A Convertible Stock is entitled to quarterly dividends, equal to the 90 day United States Treasury Bill rate as in effect from time to time. Such dividends amounted to approximately $669,900 for the period commencing on January 1, 1997 and ending on September 30, 1997. The Series B Convertible

Preferred Stock which was issued commencing in November 1996 is entitled to quarterly dividends of 5% per annum, or $80,600 in the aggregate, through September 30, 1997. Upon the completion of this offering, it is anticipated that all of the Non-Voting Common Stock and Series A and Series B Convertible Preferred Stock will have been converted to Common Stock and the Company will no longer have any preferred stock outstanding.

    Conning & Company is subject to the net capital requirements imposed on registered broker-dealers by the Exchange Act. See "Regulation." At December 31, 1996, Conning & Company had net capital (as defined by the Exchange Act) of approximately $2.4 million, which was approximately $1.8 million in excess of the regulatory minimum, and at September 30, 1997, Conning & Company had net capital of approximately $6.2 million, which was approximately $5.7 million in excess of the regulatory minimum. Conning & Company has in place a revolving subordinated loan facility with a commercial bank for $2.0 million that, when utilized, qualifies as capital for purposes of the Exchange Act's net capital rules. The agreement expires on December 31, 1997 and management believes that such line will be renewed at the end of its current term. Any amounts drawn under such facility would bear interest based on a fixed rate at the then prevailing rate plus a specified amount per annum.

    As of September 30, 1997, the Company had no outstanding long-term debt. The Company had total outstanding long-term debt at December 31, 1996 in the principal amount of $2.0 million. Such debt arose from the Strategic Merger and was payable to General American in the initial principal amount of $13.0 million bearing interest at an annual rate of 7.0%. See "Certain Relationships and Related Transactions." The remaining debt was paid in full in February 1997.

    The Company or a subsidiary acts as the general partner of certain private equity funds and maintains a 1% general partner capital interest in such funds. The Company may also invest as a limited partner in future funds it may organize. See "Certain Relationships and Related Transactions." Interests in such private equity funds are generally illiquid.

    The $30.0 million in estimated net proceeds of this offering will be used for general corporate purposes. The Company's business strategy contemplates that it will seek to complement internal growth with strategic investments and acquisitions. Accordingly, a portion of the net proceeds may also be used for acquiring related businesses or investing in strategic or joint venture relationships. The Company has no present understandings, agreements or commitments with respect to any such acquisition, and no assurance can be given that any such acquisition will take place. Pending application to the uses described above, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

NEW ACCOUNTING PRONOUNCEMENT

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, reviewing the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined impact of the implementation of SFAS No. 128.

IMPACT OF INFLATION

    The Company does not believe that inflation has had a significant impact on the Company's consolidated operations.

                                  REGULATION

    The Company's business and the investment management industry in general are subject to extensive regulation in the United States at both the federal and state level, as well as by SROs. A number of federal regulatory agencies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. The SEC is the federal agency that is primarily responsible for the regulation of investment advisers and broker-dealers doing business in the United States, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other United States institutions. Investment advisers and broker-dealers are subject to registration and regulation by state securities regulators in those states in which they conduct business. Industry SROs, each of which has authority over the firms that are its members, include the NASD and national securities exchanges.

    Conning & Company and Conning Asset Management Company are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC's regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to state laws regarding fiduciaries. Federal and state regulations provide, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors, restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, Conning Asset Management Company, as investment adviser to two mutual funds registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC's regulations thereunder. The Company's mortgage origination and servicing activities are subject to the licensing requirements of certain states. Such requirements include, among other things, record-keeping and reporting requirements, procedures for handling funds, and requirements that certain employees obtain and maintain appropriate licenses.

    In connection with the Company's private equity activities, Conning & Company, its affiliates and the private equity funds which they manage are relying on exemptions from registration under the Investment Company Act, the Securities Act and state securities laws. Failure to meet the requirements of any such exemptions could have a material adverse effect on the Company, its affiliates and the private equity funds they manage, including, without limitation, with respect to the manner in which they carry out their investment activities and on the compensation received by Conning & Company and its affiliates from the private equity funds.

    Conning & Company is registered as a broker-dealer with the SEC and in Connecticut, New York and Texas, and is a member of, and subject to regulation by, the NASD.

    As a result of federal and state broker-dealer registration and SRO memberships, Conning & Company is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including capital requirements, the use and safekeeping of customers' funds and securities, record keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and to prevent the improper trading on material nonpublic information, employee-related matters, including qualification and licensing of supervisory and sales personnel, limitations on extensions of credit in securities transactions, clearance and settlement procedures, requirements for the registration, underwriting, sale and distribution of securities and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including in some instances "suitability" determinations as to certain customer transactions, limitations in the amounts that may be charged to customers, timing of proprietary trading in relation to customers' trades and disclosures to customers.

    Conning Asset Management Company is a fiduciary under ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), and regulations thereunder with respect to the investments of its discretionary asset management clients which are employee benefit plans subject to ERISA and with respect to the investments of portfolios managed by the Company that contain assets of plans subject to ERISA. ERISA and the Code impose certain duties on persons who are fiduciaries of a plan and prohibit certain transactions involving the assets of a plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any authority or control over the management or disposition of the assets of a plan is generally considered to be a fiduciary of the plan. Under ERISA or the Code, in situations where the Company and its affiliates are providing investment management or other services to a plan, (i) the Company's actions would be governed by prudence and other fiduciary responsibility standards and (ii) certain transactions in which the Company might seek to engage could constitute "prohibited transactions." If a prohibited transaction occurs for which no exemption is available, the Company and any other party in interest that has engaged in the prohibited transaction could be required, among other things,
(i) to restore to the plan any profit realized on the transaction, (ii) to reimburse the plan for any losses suffered as a result of the transaction,
(iii) to pay an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and (iv) unless the transaction is corrected within statutorily required periods, to pay an additional tax equal to 100% of the amount involved in the transaction. Plan fiduciaries who participate in transactions with the Company could, under certain circumstances, be liable for prohibited transactions or other violations as a result of an investment or as co-fiduciaries for actions taken by or on behalf of the plan by the Company.

    Compliance with many of the regulations applicable to the Company involves a number of risks, particularly because applicable regulations in a number of areas, such as those governing affiliated transactions involving clients, may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly and other reports on the Company's operations and financial condition. In the event of a violation of or non-compliance with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer or investment adviser, the suspension or disqualification of the broker-dealer's or investment adviser's officers or employees, the removal of the Company from its role as a fiduciary with respect to the investments of assets subject to ERISA and other adverse consequences. The Company has not experienced any such penalties to date. Such violations or non-compliance could also subject the Company, and/or its employees to civil actions by private persons. As an underwriter from time to time, Conning & Company is exposed to liability under federal and state securities laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. Any governmental, SRO or private proceeding alleging violation of or non-compliance with laws or regulations could have a material adverse effect upon the Company's business, financial condition, results of operations and business prospects.

    The regulatory environment in which the Company operates is subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States, state or foreign governmental regulatory authorities or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs. The Company's businesses may be materially affected not only by securities regulations but also by regulations of general application. For example, the volume of the Company's principal investment advisory businesses in a given time period could be affected by, among other things, existing and proposed tax legislation and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of business and financing activity in the insurance industry can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

    Under the Advisers Act, every investment advisory agreement with its clients must expressly provide that it may not be assigned by the investment adviser without the consent of the client. Under the Investment Company Act, every investment adviser's agreement with a registered investment company must provide for the agreement's automatic termination on the event of its assignment. Under both Acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not, however, an assignment under the Advisers Act or the Investment Company Act if it does not result in a change of actual control or management of the investment adviser. Any assignment of the Company's investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to the Company's other clients, the prior consent of such clients to such assignments. Following completion of the offering, sales by General American or other shareholders or issuances of Common Stock by the Company, among other things, could result in a deemed assignment of the Company's investment advisory agreements under such statutes. The Company's Articles provide that no person or group deemed to be a beneficial owner (as defined therein) of the Common Stock may vote more than 20% of the total number of shares of Common Stock outstanding. These provisions of the Articles do not apply to General American Mutual Holding Company, General American, General American Holding Company or their subsidiaries or affiliates, direct or indirect subsidiaries of the Company and certain employee plans established or to be established by the Company. The Company's Board of Directors may approve the exemption of other persons or groups from the provisions described above. While this voting limitation is in place to reduce the likelihood, under certain circumstances, of inadvertent terminations of the Company's advisory agreements as a result of "assignments" of the Company's investment advisory contracts, there can be no guarantees that this limitation will prevent such a termination from occurring. In addition, such limitation could be deemed to have an anti-takeover effect and to make changes in management more difficult. See "Risk Factors--Regulation," "Risk Factors--Termination Provisions of Investment Advisory Agreements," "Risk Factors--Consequences of a Change of Control on Investment Advisory Agreements; Limitations on Voting Rights," "Description of Capital Stock--Common Stock" and "Certain Charter and Bylaw Provisions-- Limitations on Voting of Shares in Certain Circumstances."

    The officers, directors and employees of the Company's investment management subsidiaries may from time to time own securities which are also owned by one or more of their clients. Each subsidiary has internal policies with respect to individual investments and requires reporting of securities transactions and restricts certain transactions so as to reduce the possibility of conflicts of interest.

NET CAPITAL REQUIREMENTS

    As a broker-dealer registered with the SEC and various states and a member firm of the NASD, Conning & Company is subject to the capital requirements of the SEC, the states, and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that such firm is required to maintain and also limit the amount of leverage that such firm is able to obtain in its respective business. A failure of a broker-dealer to maintain its minimum required capital would require it to cease executing customer transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange, or in an SRO, to lose its registration with the SEC or a state, or require its liquidation. Further, the decline in a broker-dealer's net capital below certain "early warning levels," even though above minimum capital requirements, could cause material adverse consequences to the broker-dealer. For example, the SEC's capital regulations prohibit payment of dividends, redemption of stock and the prepayment of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 5% of aggregate debit items. These regulations also prohibit principal payments in respect of subordinated indebtedness if a broker-dealer's net capital thereafter would be less than 5% of aggregate debit items.

    Compliance with regulatory capital requirements could limit the operations of Conning & Company or Conning Asset Management Company that require the intensive use of capital, such as underwriting and trading activities, and financing of customer account balances, and also could restrict the Company's ability to withdraw capital from Conning & Company and Conning Asset Management Company, which in turn could limit its ability to pay dividends, repay debt and redeem or purchase shares of its outstanding capital stock.

    At September 30, 1997, Conning & Company was required to maintain minimum net capital, in accordance with SEC rules, of approximately $525,000 and had total net capital of approximately $6.2 million, or approximately $5.7 million in excess of the amount required.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER SIGNIFICANT OFFICERS

    Directors and Executive Officers

    The directors and executive officers of the Company are as follows:

        NAME                                 AGE                          POSITION
Leonard M. Rubenstein...................      51      Chairman and Chief Executive Officer
Maurice W. Slayton......................      59      President and Director
John A. Fibiger.........................      65      Director
Richard A. Liddy........................      62      Director
John C. Shaw............................      63      Director
Mark E. Hansen..........................      48      Executive Vice President
Fred M. Schpero.........................      44      Senior Vice President and Chief Financial Officer

    Following is certain additional information concerning each director and executive officer of the Company. Each such individual has served in his present capacity of his principal occupation for the last five years, unless otherwise indicated.

    LEONARD M. RUBENSTEIN, C.F.A., is in the Office of the Chairman and has been Chairman and Chief Executive Officer of the Company since 1995 and also serves as Chairman, Chief Executive Officer and Chief Investment Officer of Conning Asset Management Company. Mr. Rubenstein has 25 years of investment experience. Prior to his position with Conning, Mr. Rubenstein spent 23 years in the investment operations of General American, where he held various positions, including Executive Vice President of Investments. Mr. Rubenstein is a director of a number of General American subsidiaries, none of which is registered with the Commission except Reinsurance Group of America, Incorporated. From 1984 to 1991, he served as Vice President of General American. He is a past president of the St. Louis Society of Financial Analysts. Mr. Rubenstein and the Company entered into an Employment Agreement in August 1995. See "--Employment Agreements and Other Compensation Arrangements."

    MAURICE W. SLAYTON is in the Office of the Chairman and has been the President of the Company since 1995 and also serves as President and Chief Executive Officer of Conning & Company. Mr. Slayton joined Conning in 1973. Prior thereto, he had 12 years of experience with Hartford Steam Boiler Inspection and Insurance Company and National Life of Vermont in a number of insurance and investment positions. He is currently a director of several insurance related entities, none of which is registered with the Commission except PennCorp Financial Group, Inc. Mr. Slayton is a member and past president of The Hartford Society of Financial Analysts. Mr. Slayton and the Company entered into an Employment Agreement in August 1995. See "--Employment Agreements and Other Compensation Arrangements."

    JOHN A. FIBIGER has been a director of the Company since June 1997. Until April 1997, he was Chairman of the Board of Transamerica Occidental Life Insurance Company as well as a director of four of its wholly owned life insurance subsidiaries. He remains a director of two of such subsidiaries--Transamerica Life Company of Canada and Transamerica Life Company of New York. Mr. Fibiger joined Transamerica Life Companies as chief financial officer in 1991. He was named president of Transamerica Occidental Life Insurance Company, one of the seven Transamerica Life Companies, in December 1994. A 38-year veteran of the life insurance industry, Mr. Fibiger was vice chairman, president and chief operating officer of New England Mutual Life Insurance Company in Boston. Prior to that, he held positions with Bankers Life Nebraska (now Ameritas) and Lincoln National Life. A past board member of the Society of Actuaries, Mr. Fibiger was the first chairman of the Interim Actuarial Standards Board and served as president of the American Academy of Actuaries. He is a past member of the Council of the International Actuarial Association.

    RICHARD A. LIDDY has been a director of the Company since November 1996. He is President, Chief Executive Officer and Chairman of the Board of General American Life Insurance Company, and President and Chairman of GenAmerica Corporation and General American Mutual Holding Company. From 1982 through 1988 he was Senior

Vice President and Executive Vice President of Continental Corporation, and President, Financial Services Group of Continental Insurance Company. He is also Chairman of the Board of General American Capital Company and The Walnut Street Funds, Inc., each a registered investment company, Chairman of Paragon Life Insurance Company, Chairman of Reinsurance Group of America, Incorporated, Chairman of Security Equity Life Insurance Company, Chairman of Security Mutual Life Insurance Company of New York and a director of Brown Group, Inc., Ralston Purina Company and Union Electric Company.

    JOHN C. SHAW has been a director of the Company since June 1997. He is the founding partner of the Shaw Group LLC, a management consulting firm specializing in transformation management. From 1994 to 1997, he served in the Office of Chairman of Well Point Health Network, Inc., a large, publicly-traded managed healthcare company. From 1966 to 1994, he was a partner of Deloitte & Touche, most recently serving as Vice Chairman. Previously he has served as national director for Strategic Planning, Partner-In-Charge of the New York office and a member of the Board of Directors and Board of Governors for Touche Ross. Mr. Shaw has taught at Stanford Business School and the Wharton School, lectured at several national seminars and authored several books and articles on modern business techniques.

    MARK E. HANSEN, C.F.A., has been the Executive Vice President of the Company since 1995, Executive Vice President of Conning & Company since 1993 and Executive Vice President of Conning Asset Management Company since August 1996. Mr. Hansen also served as a director of the Company from August 1995 until March 1997. Mr. Hansen has over 25 years of investment experience, having joined Conning in 1984 from the Bank of Boston-Connecticut. Mr. Hansen and the Company entered into an Employment Agreement in August 1995. See "--Employment Agreements and Other Compensation Arrangements."

    FRED M. SCHPERO, C.P.A., has been a Senior Vice President and Chief Financial Officer of the Company since January 1997. Prior to that time, Mr. Schpero was Vice President and Chief Financial Officer of Conning & Company from 1985 through 1996 and at Conning Asset Management Company from August 1996 through December 1996. Prior to joining Conning, he was 2nd Vice President--Finance with Security Connecticut Life Insurance Company and a senior accountant at the public accounting firm of Coopers & Lybrand LLP. Mr. Schpero and the Company entered into an Employment Agreement in August 1995. See "--Employment Agreements and Other Compensation Arrangements."

    Classified Board of Directors

    All of the current directors were elected pursuant to action of the Company's shareholders in June 1997 and have been divided into three classes with terms expiring, respectively, at the annual meetings of shareholders in 1998 (Mr. Fibiger), 1999 (Messrs. Liddy and Shaw) and 2000 (Messrs. Rubenstein and Slayton). Commencing with the next annual meeting of shareholders in 1998, directors then standing for election will be elected for three-year terms, with one class of directors being elected at each annual meeting of shareholders thereafter. See "Certain Charter and Bylaw Provisions." Officers are elected annually and serve at the discretion of the Board of Directors, subject to the terms of applicable employment agreements. See "--Employment Agreements and Other Compensation Arrangements."

    Committees

    The Board of Directors has an Audit Committee comprised of Messrs. Fibiger, Liddy and Shaw, a Compensation Committee comprised of Messrs. Rubenstein and Slayton and an Executive Compensation Committee comprised of Messrs. Fibiger and Shaw.

    Certain Other Significant Officers

    Certain other significant officers of the Company or its subsidiaries who are not directors or executive officers (the "Other Significant Officers") are as follows:

         NAME                      AGE            POSITION                           DIVISION
Thomas A. Byrne...............      40      Senior Vice President           Research
Stephan L. Christiansen.......      48      Senior Vice President           Private Equity
John B. Clinton...............      42      Senior Vice President           Private Equity
Paul S. Goulekas..............      42      Senior Vice President           Research
Charles P. Kapp...............      38      Senior Vice President           Mortgage Loans and Real Estate
Glen D. Keller................      45      Senior Vice President           Asset Management
Douglas R. Koester............      43      Senior Vice President           Asset Management
Donald L. McDonald............      35      Senior Vice President           Asset Management
Michael D. McLellan...........      41      Senior Vice President           Mortgage Loans and Real Estate
Steven F. Piaker..............      35      Senior Vice President           Private Equity
Stephen R. Pivacek............      54      Senior Vice President           Research
Gordon G. Pratt...............      35      Senior Vice President           Private Equity
Gary K. Ransom................      45      Senior Vice President           Research
David N. Reid.................      36      Senior Vice President           Asset Management
Thomas D. Sargent.............      39      Senior Vice President           Research
William C. Shenton............      43      Senior Vice President           Asset Management
Christopher J. Swift..........      37      Senior Vice President           Asset Management
J. Terri Tanaka...............      35      Senior Vice President           Asset Management
John W. Zimmerman.............      35      Senior Vice President           Asset Management

    Following is certain information concerning the Other Significant Officers. Each such individual has served in his or her present capacity or his or her principal occupation for the last five years, unless otherwise indicated.

    THOMAS A. BYRNE has been a Senior Vice President of the Company since 1993 and has been with the Company since 1984. Before joining the Company, Mr. Byrne had prior experience at Travelers Insurance Companies.

    STEPHAN L. CHRISTIANSEN, F.C.A.S., M.A.A.A., has been a Senior Vice President of the Company since 1989. Prior to joining the Company in 1986, Mr. Christiansen had 16 years of insurance industry experience with Colonial Penn Insurance and Insurance Company of North America.

    JOHN B. CLINTON, C.P.C.U., C.P.A., has been a Senior Vice President of the Company since 1992. Mr. Clinton's previous experience has been with KCP Holding Company and its subsidiary, National American Insurance Company of California, where he was CFO and Director. Prior to this, he was a Vice President of Dillon Read & Co., Inc. and a founding partner of Concord Partners, a private equity fund. He previously worked for New Court Securities and KPMG Peat Marwick LLP.

    PAUL S. GOULEKAS has been a Senior Vice President of the Company since 1994. Mr. Goulekas joined the firm after 12 years experience at Aetna Life & Casualty, most recently as operations controller/treasurer of Aetna Health Plans, and prior to that worked as an economist at The Hartford Insurance Group.

    CHARLES P. KAPP joined the Company as Senior Vice President in July 1997. For seven years prior to joining the Company, Mr. Kapp held various positions with Mark Twain Bancshares in Chicago, Illinois, most recently as Senior Vice President in the area of institutional bond sales.

    GLEN D. KELLER, F. S. A., has been a Senior Vice President at the Company since 1996. Mr. Keller has over 20 years of experience in the life insurance industry. Prior to joining the Company, he managed the Canadian Pension and Annuity business for Metropolitan Life. Prior to that, he was the investment actuary for National Life of Vermont.

    DOUGLAS R. KOESTER, C.F.A., is Senior Vice President and has been with the Company since 1986. Prior to his current position, Mr. Koester spent 14 years with GAIMCO and in the investment operations division of General American. He served as a director of the Company from August 1995 until April 1997 and has been an executive officer of Conning Asset Management Company and its predecessor GAIMCO from 1988 to present.

    DONALD L. MCDONALD has been a Senior Vice President at the Company since 1993. Mr. McDonald joined the Company in 1992 from Daiwa Securities of America and his prior investment experience includes Roosevelt & Cross and Salomon Brothers.

    MICHAEL D. MCLELLAN is a Senior Vice President and has been with the Company since 1995. Mr. McLellan served as a director of the Company from August 1995 until April 1997. Prior to his position with the Company, Mr. McLellan spent 13 years with GAIMCO and General American where he held various positions including Vice President of Mortgage Loans and Real Estate. Mr. McLellan is an M.A.I. candidate (Member Appraisal Institute).

    STEVEN F. PIAKER, C.F.A., has been a Senior Vice President for the Company since January 1997. Prior to joining the Company, Mr. Piaker was a Senior Vice President of Conseco, Inc., where he worked on the company's acquisitions and private equity-linked investments. His previous experience was with G.E. Capital as Vice President of the Corporate Finance Group.

    STEPHEN R. PIVACEK has been a Senior Vice President of the Company since 1993. Mr. Pivacek joined the Company in 1986 from Aetna Life & Casualty where he was employed as a Director in the trading department.

    GORDON G. PRATT has been a Senior Vice President of the Company since 1994. Prior to joining the Company in 1992 he was Vice President and Product Manager in the Insurance M&A and Insurance Leveraged Acquisitions areas of The Chase Manhattan Bank, N.A. Prior to that, he was with the Consulting Division of The First National Bank of Chicago.

    GARY K. RANSOM, F.C.A.S., M.A.A.A., has been a Senior Vice President since 1989. Prior to joining the Company in 1979, Mr. Ransom worked at Travelers Insurance Companies in various actuarial positions.

    DAVID N. REID has been a Senior Vice President of the Company since 1996. Mr. Reid has over 13 years of investment accounting, operations, reporting and systems experience. Prior to joining the Company in 1991, Mr. Reid spent four years with SS&C Technologies, Inc. (formerly known as Securities Software & Consulting, Inc.) where he directed the development and marketing of LAN based investment management and accounting system, and five years with The Hartford Insurance Group.

    THOMAS D. SARGENT, C.F.A., has been a Senior Vice President of the Company since 1993. Prior to joining the Company in 1986, Mr. Sargent was in the commercial lending area at Connecticut Bank & Trust Company. He also completed an internship with Willis Faber, a London-based insurance broker.

    WILLIAM C. SHENTON has been a Senior Vice President of the Company since 1993. Prior to joining the Company in 1990, he held numerous management positions with Control Data, including domestic and international assignments concentrating on the financial services industry, most recently involving the international insurance investment community.

    CHRISTOPHER J. SWIFT, C.P.A., has been a Senior Vice President of the Company since October 1997. Prior to joining the Company, Mr. Swift was a financial services partner of the St. Louis office of KPMG Peat Marwick LLP specializing in the insurance and mutual fund industries and also served as the market leader of the insurance practice for the St. Louis office.

    J. TERRI TANAKA, C.F.A., has been a Senior Vice President of the Company since 1995. Ms. Tanaka also served as a director of the Company from August 1995 until April 1997. Prior to her current position, Ms. Tanaka spent eight years with GAIMCO and in the investment operations division of General American. She has been an executive officer of Conning Asset Management Company and its predecessor GAIMCO from 1995 to present.

    JOHN W. ZIMMERMAN, C.F.A., joined the Company as a Senior Vice President in April 1997. Prior to joining the Company, Mr. Zimmerman worked for NationsBank Private Investments (formerly Boatmen's Trust Company), where he held various positions since 1987, most recently as Vice President, Manager of Fundamental Research.

DIRECTORS' COMPENSATION

    The Board pays each director who is not employed by the Company or General American a $10,000 annual retainer and a $1,000 fee for each Board meeting attended, plus expenses, and may also award stock options to directors. Upon the closing of this offering, the Company intends to grant options to purchase 5,000 shares to each of Messrs. Fibiger and Shaw. Officers of the Company do not receive any additional compensation for serving the Company as members of the Board of Directors or any of its Committees. Messrs. McLellan and Koester and Ms. Tanaka, who served as directors until June 1997, and Mr. Liddy have also received stock options and purchased shares of Series B Convertible Preferred Stock of the Company as described in "Certain Relationships and Related Transactions."

EXECUTIVE COMPENSATION

    Compensation Summary. The following table sets forth the compensation paid to the Chief Executive Officer and the three other executive officers of the Company.

                          SUMMARY COMPENSATION TABLE
                            ANNUAL COMPENSATION<F1>

                                                                                        LONG-TERM
                                                                                    COMPENSATION<F4>
                                                                                   ------------------
                                                                                       SECURITIES
            NAME AND                       FISCAL                                  UNDERLYING OPTIONS       ALL OTHER
       PRINCIPAL POSITION                   YEAR       SALARY<F2>    BONUS<F3>         (#SHS)<F5>       COMPENSATION<F6>
Leonard M. Rubenstein...................    1996        $270,000   $325,000<F7>          20,000             $32,913
  Chairman and Chief
    Executive Officer
Maurice W. Slayton......................    1996        $260,000   $325,000                  --             $12,300
  President and Director
Mark E. Hansen..........................    1996        $235,000   $275,000                  --             $12,300
  Executive Vice President
Fred M. Schpero.........................    1996        $120,000   $120,000              10,000             $11,604
  Senior Vice President and
    Chief Financial Officer

--------
<F1> Perquisites and other personal benefits are not included, as they do not exceed the lesser of $50,000 and 10% of total of salary and bonus for any named executive officer.

<F2> Includes amounts deferred at the election of the officer under the General
     American Life Insurance Company Executive Deferred Savings Plan (a defined contribution plan), with respect to Mr. Rubenstein, and the Conning & Company Profit Sharing and 401(k) Savings Plan, with respect to Messrs. Slayton, Hansen and Schpero.

<F3> Bonuses are for services performed during 1996.

<F4> Does not include award of or distributions with respect to participation interests in private investment funds sponsored by the Company. See "Certain Relationships and Related Transactions--Participation in Private Equity Funds."

<F5> See "Option Grants in Last Fiscal Year."

<F6> For Mr. Rubenstein, amount represents contributions by the Company to the
     General American Executive Deferred Savings Plan and Augmented Progress Sharing Plan (defined contribution plans). For Messrs. Slayton, Hansen and Schpero, amounts represent contributions by the Company to the Conning & Company Profit Sharing and 401(k) Savings Plan.

<F7> Mr. Rubenstein continues to accrue certain pension and post-retirement health benefits under General American benefit plans. See "Management--Employee Agreements and Other Compensation Arrangements." Although the cost of such benefits for 1996 was deducted from Mr. Rubenstein's bonus, such cost has not been deducted from the bonus shown above. The actual bonus paid to Mr. Rubenstein for 1996 was $292,100.

     Stock Option Awards. The following tables show information regarding awards of stock options in 1996 and the number and value of unexercised options held by the named executive officers at the end of fiscal 1996. The value of unexercised options is based on a value of $13.50 per share for the Company's Common Stock, which is the assumed initial public offering price. No stock options were exercised by the named executive officers in fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL REALIZABLE
                                  NUMBER OF     % OF TOTAL                                      VALUE AT ASSUMED
                                   SHARES         OPTIONS                                    ANNUAL RATES OF STOCK
                                 UNDERLYING     GRANTED TO                                   PRICE APPRECIATION FOR
                                   OPTIONS       EMPLOYEES     EXERCISE OR                      OPTION TERM<F3>
                                   GRANTED          IN         BASE PRICE    EXPIRATION   ----------------------------
         NAME                      (#)<F1>      FISCAL YEAR      ($/SH)       DATE<F2>       5% ($)         10% ($)
Leonard M. Rubenstein.........      20,000          8.70%         $7.00      11/21/06       $88,000         $223,200
Maurice W. Slayton............          --            --             --            --            --               --
Mark E. Hansen................          --            --             --            --            --               --
Fred M. Schpero...............      10,000          4.35%         $7.00      11/21/06       $44,000         $111,600

--------
<F1> Options granted in 1996 are exercisable with respect to 20% of the option shares on the first anniversary of the grant date and with respect to an additional 20% on each of the four succeeding anniversary dates. Options are intended to qualify as incentive stock options under the Internal Revenue Code. Each option is forfeitable if not exercised within a specified time after the holder's death, disability or termination for any reason. See "Management--Employee Stock Plans."

<F2> The options have terms of 10 years, subject to earlier termination in certain events related to termination of employment.

<F3> Amounts represent the potential realizable value of each grant of options at the time of grant, assuming that the price of the underlying shares appreciates in value from the date of grant to the end of the term, at annualized rates of 5% and 10%, respectively.

             AGGREGATED OPTIONS AND FISCAL YEAR-END OPTION VALUES

                                       NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                    OPTIONS AT FISCAL YEAR-END         AT FISCAL YEAR-END<F1>
                                ----------------------------------   ---------------------------
             NAME               EXERCISABLE<F5>  UNEXERCISABLE<F6>   EXERCISABLE   UNEXERCISABLE
Leonard M. Rubenstein.........      24,000         116,000<F2>         $196,080      $914,320
Maurice M. Slayton............      24,000          96,000<F3>         $196,080      $784,320
Mark E. Hansen................      24,000          96,000<F3>         $196,080      $784,320
Fred M. Schpero...............       2,000          18,000<F4>         $ 16,340      $130,360

--------
<F1> Represents the estimated fair value of the shares of Common Stock subject to outstanding options, based on the assumed initial offering price of $13.50 per share, less the aggregate exercise price of the options.

<F2> Includes options to purchase 28,000 shares that became exercisable after
     December 31, 1996 and options to purchase 72,000 shares that will become exercisable upon closing of the offering.

<F3> All such options will become exercisable upon closing of the offering.

<F4> Includes options to purchase 4,000 shares that became exercisable after
     December 31, 1996 and options to purchase 6,000 shares that will become exercisable upon closing of the offering.

<F5> Does not include the following options, with exercise prices equal to the initial public offering price, to be awarded upon closing of the offering (as discussed below), which options will be immediately exercisable:
     Mr. Rubenstein--59,565, Mr. Slayton--55,999, Mr. Hansen--55,999, and Mr. Schpero--0. ``--Employee Stock Plans.''

<F6> Does not include the following options, with exercise prices equal to the initial public offering price, to be awarded upon the closing of this offering (as discussed below), which options will become exercisable in varying percentages of the shares they cover over a period of five years:
     Mr. Rubenstein--0, Mr. Slayton--0, Mr. Hansen--0, and Mr. Schpero-- 25,000. See ``--Employee Stock Plans.''

     All options have been issued as incentive stock options under the Internal Revenue Code; certain of these options will become immediately exercisable upon the closing of this offering pursuant to their terms. Under the Internal Revenue Code, any options that become initially exercisable in any calendar year with a value in excess of $100,000 (determined at the time the options were granted) will cease to be characterized as incentive stock options and thereby lose certain federal income tax benefits. The Company intends to compensate the individual for the additional federal income taxes that accrue to such optionholder in excess of then applicable federal income tax on capital gain transactions as a result of the recharacterization as other than incentive stock options. In such an event, the Company would be entitled to a tax deduction for any compensation recognized by the option holder. Upon the closing of this offering, a total of 471,587 incentive stock options will have been so recharacterized. The Company intends to compensate for such recharacterization by granting 320,189 new non-qualified options to all holders of such recharacterized options upon the closing of this offering. The Company also intends to grant options to purchase an additional 965,000 shares of Common Stock upon closing of this offering. See "--Employee Stock Plans."

EMPLOYEE STOCK PLANS

    The Board of Directors and shareholders of the Company approved the 1997 Flexible Stock Plan in December 1997 (the "1997 Plan"). The 1997 Plan provides for the award of benefits (collectively, "Benefits") of various types, including stock options, stock appreciation rights ("SARs"), restricted stock, performance shares, cash awards and other stock-based awards. Set forth below is a description of the principal features of the 1997 Plan. This description is subject to and qualified in its entirety by the full text of the 1997 Plan, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    The Company has adopted the 1997 Plan to attract, retain, motivate, and reward officers, employees and other individuals, to encourage ownership of Common Stock by officers, employees and directors, and to promote and further the best interests of the Company. The number of shares of Common Stock which may be issued in connection with Benefits is 2,200,000 shares.

    The 1997 Plan will be administered with respect to executive officers by the Executive Compensation Committee of the Board, with respect to non-employee directors by the full Board, and with respect to all other participants by the Compensation Committee of the Board. The Board may amend the 1997 Plan at any time, provided that the Board may not amend the 1997 Plan without shareholder approval if such amendment would (i) cause options that are intended to qualify as incentive stock options to fail to qualify as such, (ii) cause the Plan to fail to meet the requirements of Rule 16b-3 under the Exchange Act, or
(iii) violate applicable law. The 1997 Plan has no fixed termination date and will continue in effect until terminated by the Board.

    Under the 1997 Plan, the appropriate Committee may grant Benefits at such times, in such amounts, and to such recipients as such Committee may determine. Benefits may be awarded only to officers, employees and directors of the Company and its subsidiaries, employees and owners of non-affiliated entities and entities with which the Company or its subsidiaries have business relationships, and persons providing services to the Company or a subsidiary.

    Incentive stock options and non-qualified stock options may be granted under the 1997 Plan. In the case of non-qualified stock options, the option price shall be no less than the fair market value of the shares of Common Stock on the date the option is granted, and, in the case of incentive stock options, the price will be determined by the Committee but shall be not less than the fair market value of the shares of Common Stock on the date the option is granted. The other terms of options will be determined by the Compensation Committee, the Executive Compensation Committee or the Board, as applicable.

    The 1997 Plan also permits the award of SARs, restricted stock, performance shares, cash awards and other stock-based awards, including performance-based compensation subject to certain requirements. The maximum number of shares subject to options and SARs which may be granted to a participant in any year is 500,000. The 1997 Plan also provides for the award of other Benefits valued in whole or in part by reference to, or otherwise based on, the Common Stock.

    In the event of a Change in Control, as defined below, the Compensation Committee, the Executive Compensation Committee or the Board, as applicable, may provide such protection as it deems necessary to maintain a participant's rights; including (without in any way limiting the generality of the foregoing or requiring any specific protection) to: (i) provide for the acceleration of the exercise or realization of any Benefit; (ii) provide for the purchase of a Benefit upon the participant's request for an amount in cash equal to the amount which could have been attained upon the exercise or realization of the Benefit had it been currently exercisable or payable; (iii) make such adjustment to the outstanding Benefits as it deems appropriate; and/or (iv) cause the outstanding Benefits to be assumed, or new Benefits substituted therefor, by the surviving corporation. "Change in Control" means: (i) the acquisition after the adoption of the 1997 Plan, without the approval of the Board, by any person or group (as that term is used in Section 13(d) and 14(d)(2) of the Exchange Act), other than the Company and certain related entities, of beneficial ownership (as defined in Rule 13d-3 under the Exchange
Act) of more than 20% of the combined voting power in the election of directors of the then outstanding shares of the Company's voting securities; (ii) the liquidation or dissolution of the Company following a sale or other disposition of all or substantially all of its assets; (iii) a merger or consolidation involving the Company as a result of which persons who were shareholders of the Company immediately prior to the effective date of the merger or consolidation shall have beneficial ownership of less than 50% of the combined voting power in the election of directors of the surviving corporation following the effective date of such merger or consolidation; or (iv) a change in the majority of the members of the Board (other than as a result of death or disability) during any period of two years or less unless the election or nomination for election of such members was approved by at least two-thirds of (x) the then remaining members of the Board who were members at the beginning of such period plus (y) the then remaining members whose election or nomination for election was approved by at least two-thirds of the members of the Board who were members at the start of such period.

    Awards under the 1997 Plan may be granted in tandem. However, no Benefit may be granted in tandem with an incentive stock option except an SAR. Upon the exercise of any option or in the case of any other Benefit that requires a payment to the Company, payment may be made either (i) in cash, or (ii) with the consent of the Compensation Committee, Executive Compensation Committee or Board, as applicable, (a) by the surrender of all or part of a Benefit, (b) by the tender to the Company of shares of Common Stock having an aggregate fair market value equal to the amount due the Company, (c) in other property, rights or credits deemed acceptable by such Committee or (d) by any combination of the foregoing. At the time any Benefit is distributed under the Plan, the Company may withhold, in cash or in shares of Common Stock, from such distribution any amount necessary to satisfy income withholding requirements applicable to such distribution.

    The Compensation Committee, Executive Compensation Committee or Board, as applicable, may impose restrictions upon the transferability of any Benefit.

    The Board has approved two other plans, the 1996 Flexible Stock Plan in November 1996 (the "1996 Plan") and the 1995 Flexible Stock Plan in August 1995 (the "1995 Plan"), that are substantially similar to the 1997 Plan, except that the definition of "Change of Control" under the 1995 Plan and the 1996 Plan means: (i) the acquisition, without the approval of the Board, by any person or entity, other than the Company or certain related entities, of more than 20% of the outstanding shares of the Company's voting common stock through a tender offer, exchange offer or otherwise; (ii) the liquidation or dissolution of the Company following a sale or other disposition of all or substantially all of its assets; (iii) a merger or consolidation involving the Company which results in the Company not being the surviving parent corporation; or (iv) any time during any two-year period in which individuals who constituted the Board at the start of such period (or whose election was approved by at least two-thirds of the then members of the Board who were members at the start of the two-year period) do not constitute at least 50% of the Board for any reason. The Board authorized the award of 2,100,000 shares for each Plan and options for a total of 1,237,500 shares have been granted. As a result of the approval of the 1997 Plan, the Company has determined not to award any additional benefits pursuant to the 1995 Plan or the 1996 Plan.

    Upon the closing of this offering, the Company intends to grant options to purchase a total of 965,000 shares at the initial public offering price to certain Company employees and directors, including options to purchase 25,000 shares to Mr. Schpero and 5,000 shares each to Messrs. Fibiger and Shaw. All of such options are subject to the same terms. Each award will become exercisable in varying percentages of the shares it covers over five years, beginning on the first anniversary of the closing of this offering. In addition, upon the closing of this offering, the Company intends to grant options to certain employees of the Company in order to compensate such persons for certain tax liabilities resulting from the recharacterization of their existing incentive stock options as other than incentive stock options. See "--Executive Compensation--Stock Option Awards." All of such non-qualified options will have an exercise price equal to the initial public offering price and will be 100% vested upon the closing of the offering. Options to purchase a total of 320,189 shares would be granted, including options to purchase 59,565, 55,999 and 55,999 shares to Messrs. Rubenstein, Slayton and Hansen, respectively. The actual number of shares subject to the options is subject to increase or decrease, depending on the actual initial public offering price. All of the options to be granted upon closing of the offering may only be exercised if the individual is an employee, officer or director of the Company at the time of exercise, subject to certain exceptions in the case of death, disability, retirement or a Change of Control.

EMPLOYMENT AGREEMENTS AND OTHER COMPENSATION ARRANGEMENTS

    The Company is party to employment agreements, entered into in connection with the Strategic Merger in August, 1995 (the "Employment Agreements"), with all of its then executive officers and certain other employees, each with a term of three years ending August 11, 1998. Under each Employment Agreement, the employee (the "Employee") receives an annual base salary, in the case of Messrs. Rubenstein, Slayton, Hansen and Schpero, of $257,500, $250,000, $225,000 and $115,000, respectively, subject to increases pursuant to periodic salary reviews consistent with the Company's corporate policies. In addition, each Employee is eligible, in the sole discretion of the Board of Directors, to participate as a limited partner in Conning Investment Partners LP III or in the Company's Venture Carried Interests Allocation Plan and the Company's Bonus Plan, as modified to reflect the Strategic Merger.

    The Employee's employment may be terminated without cause: (i) at any time upon the mutual written agreement of the parties; (ii) immediately upon the Employee's death or total disability; or (iii) upon not less than 30 days' advance written notice by either party. The Employee's employment may be terminated by the Company upon written notice to the Employee at any time for any of the following reasons, each of which shall constitute "termination for cause": (i) any material breach of the agreement by the Employee which is not cured within 20 days after written notice by the Company; (ii) the Employee's fraud, embezzlement, dishonesty or unlawful acts in connection with the business of the Company or its affiliates; (iii) the Employee's conviction for any felony; or (iv) the Employee's substantial and continuing willful failure to perform, or grossly negligent performance of, the duties of the Employee's position.

    Upon termination of employment, the Company has no obligation to the Employee except for compensation due the Employee under the agreement through the termination date; provided that, in the event of a termination by the Company other than for cause (as defined above) (excluding terminations by agreement or on account of death or disability), the Company is required to pay the Employee an amount equal to 150% of the annual base salary for each year (or portion thereof, pro rated) for the balance of the term of the agreement and provide all insurance, welfare, sick leave and other benefits described in the agreement through the balance of the term.

    Upon execution of the applicable Employment Agreement, Messrs. Slayton, Hansen and Schpero were paid a signing bonus in cash (the "Signing Bonus"), subject to the forfeiture described below, equal to $195,000, $95,000 and $35,000, respectively. Certain other employees also received signing bonuses. See "Certain Relationships and Related Transactions--The Strategic Merger." Upon termination of the agreement for cause (as defined above) or because such employee has resigned, the employee is required to repay the specified percentage of the Signing Bonus indicated in parentheses, depending upon the year in which such termination occurs: Year 1 (100%), Year 2 (66.6%), and Year 3 (33.3%).

    Each Employee is prohibited from disclosing, directly or indirectly, to any other firm or person any of the Company's or its affiliates' confidential information, including customer lists, trade secrets, and know-how relating to its or their businesses. Additionally, each Employee has agreed that until August, 1998, regardless of whether the Employee remains employed by the Company and regardless of whether the Employee's termination, if any, is with or without cause, neither the Employee nor any entity controlling, controlled by or under common control with the Employee will (i) engage in, or have any direct or indirect interest in any other person, firm, corporation, or other entity engaged in any business activities competitive with the business activities of the Company and the subsidiaries it controls, or (ii) become an employee, director, adviser, consultant, independent contractor, or agent of any such person, firm, corporation, or other entity, except with the Company's prior written consent.

    Mr. Slayton's Employment Agreement provides that for the term of the Agreement Mr. Slayton will be employed as President of the Company and have responsibility for (i) marketing for the Company, (ii) managing the Company's Hartford office, (iii) participating in identifying and negotiating acquisitions, and (iv) participating in the development and execution of any initial public offering of the Common Stock. Pursuant to an Amended and Restated Shareholders' Agreement among the Company and its shareholders and optionholders and General American, as amended (the "Shareholders Agreement"), the Company has agreed to place Mr. Slayton on the Board of Directors until the earlier of August 11, 2000 or the consummation of an initial public offering of the Common Stock. See "Certain Relationships and Related Transactions--The Strategic Merger."

    The Company does not have a defined benefit plan. Mr. Rubenstein, as a result of his 25 years of service with General American, is eligible to continue to participate in the General American Life Insurance Company Pension Plan and Trust, a qualified defined benefit plan, and the General American Augmented Plan, a non-qualified defined benefit plan as well as General American's post-retirement medical plan (collectively, the "GA Retirement Plans"). Retirement benefits under the GA Retirement Plans are based on a participant's final average compensation and credited years of service. Mr. Rubenstein's final average compensation has been predetermined and represents his estimated final average salary and bonus as if he were to remain an officer of General American from December 31, 1995 (the date on which his benefits under the qualified plan were frozen) through his retirement at age 65. Mr. Rubenstein will receive credit for years of service under the GA Retirement Plans while serving as Chief Executive Officer of the Company and has agreed to pay for the cost of the additional retirement benefits, which has been determined to be approximately 10% of Mr. Rubenstein's assumed annual General American salary and bonus in any year. The amount of any bonus paid to Mr. Rubenstein by the Company will be reduced by this cost. Such amount was approximately $32,900 in 1996. Based on Mr. Rubenstein's predetermined final average compensation, the annual pension benefit payable to Mr. Rubenstein upon his retirement from the Company at age 65 would be $367,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee of the Board of Directors currently are Messrs. Rubenstein and Slayton. See "Certain Relationships and Related Transactions" for a description of certain transactions involving Messrs. Rubenstein and Slayton. Prior to October 1997, the Compensation Committee of the Board was responsible for making all compensation decisions. In October 1997, the Company established an Executive Compensation Committee comprised of Messrs. Fibiger and Shaw. The Executive Compensation Committee is responsible for making all stock-based compensation decisions regarding the Company's executive officers. Neither Mr. Fibiger nor Mr. Shaw is a current or former officer or employee of the Company or any of its affiliates.

INDEMNIFICATION

    As permitted by The General and Business Corporation Law of Missouri (the "GBCL"), the Articles provide (i) that the Company is required to indemnify its directors and officers to the fullest extent permitted by Missouri law,
(ii) the Company is permitted to indemnify employees or agents as set forth in the GBCL, (iii) to the fullest extent permitted by the GBCL, the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the GBCL are not exclusive, and (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents without further approval of the shareholders.

    Directors or officers of the Company who are directors or officers of General American may also be entitled to indemnification under the provisions of General American's Articles of Incorporation, which provide indemnification to them since they serve, at General American's request, as directors or officers of the Company. Such individuals are also covered by General American's director's and officer's liability insurance policy.

    General American Mutual Holding Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers of the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE STRATEGIC MERGER

    The Company was formed in August 1995 as a holding company for all of the operations of the Company following the Strategic Merger. The parties effected the Strategic Merger in order to combine complementary businesses, each with specialties in the insurance industry, to build a platform from which to leverage additional growth. The Strategic Merger was effected in August 1995 when (i) General American Holding Company contributed to the Company all of the issued and outstanding common stock of GAIMCO (now known as Conning Asset Management Company), a registered investment adviser which provided investment advisory services to General American and its affiliates (including General American Capital Company's family of mutual funds), endowment funds, corporate non-qualified assets, and pension/profit sharing funds of other entities in exchange for 6,710,000 shares of Company Common Stock; and (ii) each of the shareholders of Conning, Inc., other than three non-employee directors and two institutional shareholders (the "Non-Contributing Shareholders"), contributed all of the common stock then owned by such shareholders to the Company and each holder of options to acquire Conning, Inc. common stock canceled all of such options in exchange for $4,505,000 in cash and 3,190,000 shares of the Company's Series A Convertible Preferred Stock having a value at the date of issuance of $17,002,700, with Messrs. Slayton, Hansen and Schpero receiving cash payments of $898,708, $438,661, and $40,164, respectively, and 636,376,
310,616, and 28,441 shares of Series A Convertible Preferred Stock, respectively; and the Other Significant Officers, as a group, and officers of the Company who are not Executive Officers or Other Significant Officers (the "Other Officers"), as a group, receiving cash payments of $2,736,122 and $391,345, respectively, and 1,937,455 and 277,112 shares of Series A Convertible Preferred Stock, respectively. By agreement among the former shareholders of Conning, Inc., the shares of Conning, Inc. owned by the Non-Contributing Shareholders were acquired in exchange for cash payments in the aggregate of $7,495,000. See Note 1 of Notes to the Company's Consolidated Financial Statements.

    In connection with the Strategic Merger, the Company, General American and its other shareholders and option holders entered into the Shareholders Agreement, which restricts the transfer of shares of the Company by any shareholder (other than General American), except pursuant to a right of first refusal in favor of General American with respect to shares acquired in connection with the Strategic Merger or pursuant to a right of first refusal in favor of the Company in the case of shares acquired subsequent to the Strategic Merger (and with respect to all shares, in favor of the other shareholders if General American or the Company does not purchase such shares). The
Shareholders Agreement further provides for the rights of shareholders to require General American, or in some cases the Company, to purchase their shares in certain situations including death, disability and termination of employment with the Company and, in certain other situations, provides General American, or in some cases the Company, with the right to purchase such shares. The Shareholders Agreement also provides that, until August 1998, (i) the Company will maintain the general approach and methodology regarding cash compensation and private equity carried interest allocations, (ii) the Company will have a Board of Directors comprised of no more than seven members, at least two of whom will be members of management (including Mr. Slayton or his successor), (iii) the Company will have a Compensation Committee of the Board of which the President will be a member, (iv) Mr. Slayton will serve as President of the Company and Conning Asset Management Company and as President and CEO of Conning, Inc. and Conning & Company and Mr. Rubenstein will serve as Chairman and CEO of the Company and Conning Asset Management Company, and (v) Mr.
Slayton will serve as a senior member of management of the Company with certain specified responsibilities. Upon consummation of this offering, the Shareholders Agreement will terminate, except for certain provisions requiring the Company to maintain certain compensation approaches as described in clause
(i) of the preceding sentence.

    The Series A Convertible Preferred Stock pays a quarterly dividend equal to the 90 day United States Treasury Bill rate as in effect from time to time. Pursuant to the terms of the Series A Convertible Preferred Stock, upon the consummation of the sale of the Common Stock offered hereby, the Series A Convertible Preferred Stock will convert automatically on a one-for-one basis into shares of Common Stock. Pursuant to the Shareholders Agreement, in June 1997 General American exercised a right in connection with the amendment and restatement of such agreement (the "call right"), to purchase 1,594,995 shares of Series A Convertible Preferred Stock, representing approximately 50% of the outstanding Series A Convertible Preferred Stock, for the negotiated per share price of $11.25, with Messrs. Slayton, Hansen and Schpero receiving cash payments of $3,579,615, $1,747,215, and $159,975, respectively; and Other Significant Officers, as a group, and Other Officers, as a group, receiving cash payments of $10,898,156 and $1,558,733, respectively. Prior to the amendment and restatement of the Shareholders Agreement in June, 1997, General American had the right to purchase up to 50% of the Series A Convertible Preferred Stock only upon the occurrence of an initial public offering of the Company's Common Stock. See "Principal Shareholders."

    Each Employee who entered into an employment agreement in connection with the Strategic Merger received a signing bonus that is subject to forfeiture in the event that such Employee's employment is terminated under certain circumstances during the first three years after the Strategic Merger. As of the date hereof, of the $195,000, $95,000 and $35,000 of signing bonus paid to Messrs. Slayton, Hansen and Schpero, respectively, $65,000, $31,667 and $11,667 are subject to forfeiture; of the $465,000 and $80,000 of signing bonuses paid to the Other Significant Officers and Other Officers, respectively, $155,000 and $26,667 are subject to forfeiture, which forfeiture obligations expire on August 11, 1998. See "Management--Employment Agreements and Other Compensation Arrangements."

    In connection with the Strategic Merger certain employees of the Company entered into option cancellation agreements and received payments from the Company, which, based upon an understanding among the selling shareholders, are subject to forfeiture in the event that any such employee's employment is terminated under certain circumstances during the first three years after the Strategic Merger. As of the date hereof, of the $1,176,196, $804,491 and $55,237 of the payments paid in connection with the option cancellation agreements to Messrs. Slayton, Hansen and Schpero, respectively, $265,961, $129,829 and $11,887 are subject to forfeiture; of the $4,353,082 and $605,119 of payments to the Other Significant Officers and Other Officers, respectively, $809,803 and $115,853 are subject to forfeiture, which forfeiture obligations expire on August 11, 1998.

    In connection with the Strategic Merger, the parties agreed to indemnify each other for breaches of representations and warranties, certain tax matters and certain litigation matters. Most of these indemnification obligations expired by their own terms on February 11, 1997. The indemnification obligations of the former shareholders and optionholders of Conning, Inc. that survived beyond that date have been released, which benefited all of the former shareholders and optionholders of Conning, Inc., including Messrs. Slayton, Hansen and Schpero. General American's and the Company's obligations to indemnify the former shareholders and optionholders of Conning, Inc. remains in force with respect to certain potential tax liabilities of the Company and certain potential tax liabilities of the former shareholders and optionholders.

    Also in connection with the Strategic Merger, the Company granted certain employees of the Company options ("1995 Options") to purchase in the aggregate 1,000,000 shares of the Company's Class B Non-Voting Common Stock ("Non-Voting Common Stock") at a price of $5.33 per share, with Messrs. Rubenstein, Slayton, Hansen, and Schpero receiving options to purchase 120,000, 120,000, 120,000, and 10,000 shares, respectively; with the Other Significant Officers and Other Officers receiving options to purchase 460,000 and 170,000 shares, respectively, which includes Messrs. Koester and McLellan and Ms. Tanaka each receiving options to purchase 70,000 shares. These options vest annually in equal portions over the five years between August 11, 1995 and August 11, 2000, but upon the consummation of this offering all of these options will become fully vested. Also upon the consummation of this offering, the Company's Non-Voting Common Stock will convert automatically on a one-for-one basis into shares of Common Stock. Thus, the 1995 Options will become exercisable for shares of Common Stock at a price of $5.33 per share. All 1995 Options were issued as Incentive Stock Options.

    In connection with the Strategic Merger, General American loaned the Company $13,000,000 on an unsecured basis bearing interest at the rate of 7% per annum, payable as follows: (a) commencing January 1, 1996, semi-annual interest payments until September 1, 2002, (b) on September 1, 2003 and September 1, 2004, principal payments of $4,333,333, together with all interest accrued through such dates, and (c) on September 1, 2005, the final payment of principal in the amount of $4,333,334, together with all interest accrued through such date. As of December 31, 1996, the outstanding principal balance on this loan was $2,000,000 and this remaining principal was paid in February 1997. Also in connection with the Strategic Merger, General American made a $2,500,000 short term loan to the Company on an unsecured basis bearing interest at 6.75% per annum. This loan was due August 31, 1996 and was fully paid by June, 1996.

    The Company intends to declare prior to the closing of this offering, and to pay, dividends on the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock approximating the amounts that would have been payable on the next dividend payment date, pro rated through the date of closing of this offering, in the aggregate amount of approximately $213,000, of which General American will receive approximately $96,000 and no director or executive officer of the Company will receive in excess of $25,000.

RECENT EMPLOYEE OFFERINGS

    Commencing in November 1996, in conjunction with an employee incentive program, the Company has sold shares of its Series B Convertible Preferred Stock to certain employees of the Company at a price of $5.33 per share. To date, 475,000 shares of Series B Convertible Preferred Stock have been sold in connection with such program, with Messrs. Rubenstein, Liddy and Schpero acquiring 40,000, 50,000 and 20,000 shares, respectively; with Other Significant Officers and Other Officers acquiring 175,000 and 175,000 shares, respectively (which includes Messrs. Koester and McLellan and Ms. Tanaka each acquiring 20,000 shares). The Series B Convertible Preferred Stock is convertible upon demand on a one-for-one basis into shares of Non-Voting Common Stock at a conversion price of $1.67 per share, subject to anti-dilution adjustments, and pays a quarterly dividend of 5% per annum. As noted above, upon the consummation of this offering, the Company's Non-Voting Common Stock will convert automatically on a one-for-one basis into shares of Common Stock. Thus, shares of Series B Convertible Preferred Stock effectively will become convertible into shares of Common Stock upon payment of the conversion price of $1.67 per share (i.e., for a total purchase price of $7.00 per share). Pursuant to the Shareholders Agreement, as amended and restated, subject to the consummation of this offering, the Company has the right to redeem the Series B Convertible Preferred Stock for the price of $5.33 per share plus accrued dividends.

    In connection with the Company's private offering of Series B Convertible Preferred Stock to certain employees and directors of the Company in 1996 and January 1997, General American holds unsecured recourse demand notes from certain shareholders totaling $2,265,250, including $213,200 due from Mr. Rubenstein and $106,600 due from Mr. Schpero, respectively, and $932,750 from the Other Significant Officers, as a group including $106,600 each from

Mr. Koester, Mr. McLellan and Ms. Tanaka, and $932,750 from the Other Officers, as a group, respectively. Interest on such notes accrues at 6% per annum and is payable semi-annually beginning in July, 1997. Principal payments on such notes are due annually beginning January, 1998 in the amount of 25% of the gross bonus earned by the obligor in the immediately preceding year. General American has issued or will issue loans to certain shareholders to finance the conversion of Series B Convertible Preferred Stock on terms similar to those described above and in the aggregate amount of $642,950, including $66,800 for Mr. Rubenstein, $33,400 for Mr. Schpero, $292,250 for the Other Significant Officers (including $33,400 for each of Mr. Koester, Mr. McLellan and Ms. Tanaka) and $292,250 for the Other Officers.

    Also commencing in November 1996, the Company has granted certain of its employees options ("1996 Options") to purchase in the aggregate 237,500 shares of the Company's Non-Voting Common Stock for the price of $7.00 per share. See "Management--Executive Compensation." The Company granted options to Messrs. Rubenstein, Liddy and Schpero to purchase 20,000, 25,000 and 10,000 shares, respectively; options to purchase 87,500 shares to the Other
Significant Officers, as a group (including 10,000 shares each to Mr. McLellan, Mr. Koester and Ms. Tanaka); and options to purchase 87,500 shares to the Other Officers, as a group. These options vest annually in equal portions over the five-year period commencing on the date of grant. The consummation of the sale of Common Stock offered hereby will not affect the vesting of the 1996 Options. As noted above, upon the consummation of this offering, the Company's Non-Voting Common Stock will convert automatically on a one-for-one basis into shares of Common Stock. Thus, the 1996 Options effectively will become exercisable for shares of Common Stock at a price of $7.00 per share.

    The Underwriters have reserved approximately 125,000 shares of the Common Stock for sale, at the initial public offering price, to directors, officers and employees of the Company and its affiliates, directors of General American and family members of the foregoing, in order to permit such persons to purchase such shares of Common Stock in the offering. See "Underwriting."

TRANSACTIONS WITH GENERAL AMERICAN

    General American, an indirect wholly owned subsidiary of General American Mutual Holding Company, currently is the principal shareholder of the Company. After completion of the offering, General American will beneficially own approximately 65% of the Company's outstanding Common Stock (approximately 63% if the Underwriters' over-allotment option is exercised in full). General American is a Missouri state life insurance company which began operations as a stock company in 1933, was converted to a mutual company in a process that ended in 1946 and became a stock company in 1997 in connection with the formation of its mutual holding company parent. General American is principally engaged in issuing individual and group life and health insurance policies and annuity contracts. The principal offices of General American are located at 700 Market Street, St. Louis, Missouri 63101. See "Risk Factors--Dependence on Principal Shareholder," "--Potential Conflicts of Interest," "--Termination Provisions of Investment Advisory Agreements," "--Consequences of a Change of Control on Investment Advisory Agreements; Limitations on Voting Rights" and "--Certain Other Anti-Takeover Provisions," "Management," and "Principal Shareholders."

    The Company, through its subsidiary Conning Asset Management Company, acts as the investment adviser for the general and separate accounts of General American and certain of its affiliates, including the General American Capital Company funds, COVA Corporation and its subsidiaries ("COVA"), Reinsurance Group of America, Incorporated and certain of its subsidiaries ("RGA"), Paragon Life Insurance Company, General Life Insurance Company, General Life Insurance Company of America, Security Equity Life Insurance Company and the General American Life Insurance Company Pension Plan Trust. The Company also acts as the investment adviser for Security Mutual Life Insurance Company of New York, which has entered into a strategic alliance with General American. Such advisory agreements are generally terminable upon 30 to 90 days' notice without penalty. The Company is generally compensated on the basis of fees calculated at a percentage of the market value of the assets under management. The fees are billed and are payable quarterly in arrears. Investment management fees from these affiliated entities for the years ended December 31, 1995 and 1996 amounted to $12,573,489 and $14,300,367, respectively. Effective January 1, 1995, General American and Conning Asset Management Company entered into an investment advisory agreement pursuant to which the Company would manage all of the general account assets of

General American. As of December 31, 1994, such assets totaled approximately $5.2 billion. While investment management contracts were not in place during 1994 for General American's general account and COVA, investment management fees earned from the other affiliated entities for the year ended December 31, 1994 totaled $2,618,635. See Note 11 of Notes to the Company's Consolidated Financial Statements.

    After the 180-day period during which General American has agreed not to offer for sale, sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation (see "Underwriting"), it is possible that General American will, from time to time depending on future conditions, further reduce or increase its beneficial ownership of the Common Stock. Additionally, the Company has granted General American certain rights with respect to the registration of shares of Common Stock that will be owned by General American upon completion of the offering. See "Shares Eligible for Future Sale."

    Pursuant to an Administrative Services Agreement, General American provides the Company with certain management and administrative services at the Company's request. Such services include legal, employee benefit, payroll, personnel, facilities and information services. As consideration for these services, the Company pays General American a monthly fee based on General American's cost, computed in accordance with General American's current cost accounting system. The Company paid to General American $871,221, $12,308,103 and $14,611,221 for administrative services rendered for the years ended December 31, 1994, 1995 and 1996, respectively, of which a substantial portion reflects reimbursement of salaries and employee-related costs. Until January 1, 1997, certain employees of the historical operations of GAIMCO who were employees of General American and costs associated with such employees were allocated and charged to the Company pursuant to such Agreement. The Administrative Services Agreement is terminable by General American on 180 days' written notice and by the Company on 90 days' written notice. General American, however, has agreed not to terminate the Agreement prior to July 19, 1998. See Note 11 of Notes to the Company's Consolidated Financial Statements.

    Effective July 31, 1996, Conning Asset Management Company entered into an agreement with General American for the lease of approximately 25,000 square feet of office space located at 700 Market Street, St. Louis, Missouri. Such lease has a five-year term, is terminable by the Company upon 30 days' notice and calls for annual lease payments of approximately $600,000. The Company anticipates leasing up to an additional 10,000 square feet at this location during 1997 on substantially the same terms and conditions. The Company also subleases from General American, pursuant to a written sublease, five of its eleven office sites for its various mortgage loan and real estate offices. The five offices are located in California, Florida, Georgia, Illinois and Texas. The sublease terminates with respect to a particular location immediately prior to termination of the applicable lease. The underlying leases have terms of varying lengths ranging from month-to-month to a fixed term ending in 2000. Either party may terminate the sublease with respect to one or more locations on 90 days' written notice. The Company's total annual base rent for 1997 under the sublease totals approximately $124,000. The terms of all of the foregoing leases and the sublease (collectively, the "Leases") were designed to approximate the cost to General American of owning or leasing such spaces. The Company made rental payments to General American of approximately $300,000, $624,000 and $613,000 in 1994, 1995 and 1996, respectively. The Company believes that the prices and other terms under the Leases are at least as favorable as those prices and terms being offered generally in the same marketplaces by unrelated parties for comparable spaces. See Note 11 of Notes to the Company's Consolidated Financial Statements.

    The Company and General American Mutual Holding Company have entered into a Tax Allocation and Tax Sharing Agreement dated as of June 12, 1997 (the "Tax Agreement"). The Tax Agreement provides, among other things, that the tax liability of the General American Mutual Holding Company federal consolidated tax return group (the "General American Tax Group") during the period that the Company is a member of such group (i.e., from June 12, 1997 to the closing of this offering) will be allocated among the members of the group in proportion to their separately calculated tax liabilities. The Tax Agreement also provides that any savings resulting from the tax benefits of a particular member will be paid to that member, rather than accruing to the benefit of the other members, and requires, among other things, that certain payments be made between the Company and General American Mutual Holding Company in the event there is a change in the pre-offering tax liabilities of the Company. In addition, under the Tax Agreement, General American Mutual Holding Company will indemnify the Company against any tax liabilities of the General American Tax Group that are not attributable to the Company, and the Company will indemnify General American Mutual Holding Company against any tax liabilities of the Company. From August 11, 1995 (the date of the Strategic Merger) to June 12, 1997, the Company was not a member of the General American Tax Group but was a party to a Tax Sharing Agreement with General American providing for indemnification rights and tax sharing liabilities in a manner similar to the current Tax Agreement for the period during which Conning

Asset Management Company was a member of such group. The tax liabilities of the members of the General American Tax Group prior to the Strategic Merger, which included Conning Asset Management Company, are allocated under a Tax Allocation Agreement dated as of October 30, 1992, in a manner similar to the Tax Agreement.

    Mr. Liddy is also an executive officer and director of General American and certain of its affiliates. His son has been employed by the Company since 1995. Mr. Rubenstein is also a director of certain of General American's affiliates. See "Management--Directors, Executive Officers and Certain Significant Officers."

    The Company's mortgage origination activities have been historically operated pursuant to informal agreements through General American. Since
January 1, 1995, the Company has generally received a fee associated with loan originations of approximately 1% of the loan balance. The Company also receives ongoing servicing fees and management fees with respect to mortgage loans in portfolios managed by the Company. Such loans have been originated primarily for General American and its affiliates. Total fees received from General American and its affiliates for loan originations, servicing and management fees during 1994, 1995 and 1996 were approximately $0, $7,424,000, and $11,830,000, respectively. See "Business--Asset Management--Mortgage Origination and Service of Real Estate" for information regarding the amounts of mortgage loan originations.

    The existing and proposed agreements between the Company, on the one hand, and General American and its affiliates, on the other hand, may be modified or renegotiated in the future and additional transactions or agreements may be entered into between the Company and General American and its affiliates. See "Risk Factors--Potential Conflicts of Interest."

    See "--Recent Employee Offerings" for a description of the Company's directed share program.

PARTICIPATION IN PRIVATE EQUITY FUNDS

    The Company, directly or indirectly through intermediary partnerships, is the general partner of the following private equity funds with a 1% general partner capital interest: Conning Insurance Capital Limited Partnership II and Conning Insurance Capital International Partners II (together, "Fund II"), Conning Insurance Capital Limited Partnership III and Conning Insurance Capital International Partners III (together, "Fund III"), Conning Connecticut Insurance Fund, L.P. ("Fund IV") and Conning Insurance Capital Limited Partnership V ("Fund V"). At September 30, 1997, the Company's commitment to fund future required capital contributions was approximately $2.1 million. The Company had established similar relationships with respect to Conning Insurance Capital Limited Partnership and Conning Insurance Capital International Partners (together, "Fund I"), which terminated pursuant to their terms on December 31, 1995. Collectively, Fund I, Fund II, Fund III, Fund IV and Fund V are referred to as the "Funds". Each Fund has a term of eight to ten years, subject to certain extensions for liquidation purposes. Fund I commenced December, 1985, Fund II commenced December, 1988, Fund III commenced December, 1993, Fund IV commenced December, 1995 and Fund V commenced August, 1997. The Company and its predecessors received investment management fees from the Funds, in the aggregate, of approximately $3.2 million, $3.2 million, $4.0 million and $3.3 million for 1994, 1995, 1996 and the first nine months of 1997, respectively. The Company through its subsidiary has committed to Conning Connecticut Investors, L.L.C., a limited liability company of which the Company is the general partner and managing member, up to approximately $4,040,000 for purposes of capitalizing the general partner. The amount is payable only in the event of insolvency on the part of the Conning Connecticut Investors, L.L.C. See Note 15 of Notes to the Company's Consolidated Financial Statements.

    The Company is also entitled to a carried interest, or performance fee, in each Fund representing up to approximately 20% of specified gains of the Fund, as determined in accordance with the applicable partnership or limited liability company agreement. Certain officers and directors of the Company and its subsidiaries receive participation percentages annually over a five-year period, in a portion of the Company's carried interest, which participations are subject to a climbing vesting schedule varying by Fund, generally over a period of up to seven years from the date of receipt of the participation percentage. At the end of the five year period, the Company's percentage of the carried interest ranges from 25% to 40% of the original amount, depending on the Fund. At September 30, 1997, the percentage interests in the general partner of Fund V held by Messrs. Rubenstein, Slayton, Hansen and Schpero were 0.55%, 1.35%, 0.375% and 0.25%, respectively; and ranged from 0.0% to 1.65% for each of the Other Significant Officers; and ranged from 0.0% to 1.1% for each of the Other Officers; the percentage interests in the general partner of Fund IV held by Messrs. Rubenstein, Slayton, Hansen and Schpero were 0.50%, 2.80%, 1.40% and 0.45%, respectively; the percentage interests held by Messrs. Koester and McLellan and Ms. Tanaka were 0.15% each; and ranged from 0.15% to 3.40% for each of the Other Significant Officers; and ranged from 0.10% to 2.06% for each of the Other Officers; the percentage interests in the general partner of Fund III held by Messrs.

Rubenstein, Slayton, Hansen and Schpero were 0.50%, 6.07%, 3.19% and 0.57%, respectively, the percentage interests held by Messrs. Koester and McLellan and Ms. Tanaka were 0.15% each, and ranged from 0.15% to 6.86% for each of the Other Significant Officers and ranged from 0.10% to 4.17% for each of the Other Officers; and the percentage interests in the general partners of Funds I and II held by Messrs. Slayton, Hansen and Schpero were 8.54%, 5.86% and 0.84%, respectively, and the percentage interests held by each of the Other Significant Officers ranged from 1.47% to 6.75%; and the percentage interests held by each of the Other Officers ranged from 0.13% to 2.80%. Participation percentages are complete for Funds I and II; Fund III has approximately one year remaining for completion of the determination of participation percentages; Fund IV has approximately three years remaining for completion of the determination of participation percentages; and Fund V has approximately four years remaining for completion of the determination of participation percentages. With the exception of Fund I, none of the Funds has generated a carried interest as of September 30, 1997 and the value, if any, of such participations cannot be readily determined. Distributions to date of the carried interest from Fund I were made during 1996 and 1997 to Messrs. Slayton, Hansen and Schpero in the amounts of $678,669, $466,025 and $67,092, respectively, and ranged from $117,252 to
$536,496 for each of the Other Significant Officers and ranged from $3,975 to $222,659 for each of the Other Officers.

    General American and its affiliates other than the Company have committed or invested a total of $30.0 million in four of the Funds. A subsidiary of Transamerica Occidental Life Insurance Company ("Transamerica"), of which Mr. Fibiger was Chairman of the Board, has invested a total of $4.0 million in two of the Funds. General American and its affiliates may participate in the distributions from the private equity funds on a pro rata basis with other limited partners in the private equity funds. General American and certain of its affiliates, which may include the Company, may invest in new private equity funds in the future as limited partners.

                            PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of November 20, 1997, giving effect to the Capital Stock Conversions and the vesting of certain options upon the closing of the offering and as adjusted to reflect the sale of shares offered hereby, for (i) each person known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) the Company's directors and named executive officers, and (iii) all the Company's directors and executive officers as a group. Except as otherwise noted in the footnotes to this table, the named beneficial owner has sole voting and investment power. As of November 20, 1997, there were 43 shareholders of record.

                                                                               PERCENTAGE OF SHARES
                                                                                   BENEFICIALLY
                                                                  NUMBER OF       OWNED<F1><F2>
                                                                   SHARES      --------------------
                                                                 BENEFICIALLY  BEFORE         AFTER
                  NAME OF BENEFICIAL OWNER                        OWNED<F1>    OFFERING    OFFERING
                  ------------------------                        ---------    --------    --------
General American Life Insurance Company<F3>.................      8,304,995       80.0%     64.5%
Leonard M. Rubenstein<F4>...................................        223,565        2.1       1.7
Maurice W. Slayton<F5>......................................        494,187        4.7       3.8
Mark E. Hansen<F5>..........................................        331,307        3.1       2.5
Fred M. Schpero<F6>.........................................         46,221        <F*>      <F*>
John A. Fibiger.............................................            --         --        --
Richard A. Liddy<F7>........................................         55,000        <F*>      <F*>
John C. Shaw................................................            --         --        --
All Directors and Executive Officers as a group
  (7 persons)<F8>...........................................      1,150,280       10.5       8.6
Other Significant Officers as a group (19 persons)<F9>......      1,760,422       16.0      13.1
Other Officers as a group (36 persons)<F10>.................        510,492        4.8       3.9

--------
<F*> Less than 1%

 <F1> Except for shares owned by General American, which represent 6,710,000 shares of Common Stock and 1,594,995 shares of Series A Convertible Preferred Stock, all shares owned prior to the offering represent shares of Series A Convertible Preferred Stock, shares of Series B Convertible Preferred Stock, shares of Non-Voting Common Stock and shares of Non-Voting Common Stock subject to outstanding stock options that are

                                      58

      exercisable within 60 days, including the vesting of certain options upon the closing of the offering. All shares, other than shares of Common Stock, are currently non-voting. The Series A Convertible Preferred Stock and Non-Voting Common Stock will automatically convert into an equal number of shares of Common Stock upon completion of the offering and the holders of Series B Convertible Preferred Stock have agreed to convert such shares into an equal number of shares of Common Stock for additional consideration of $1.67 per share, upon completion of the offering. See "Description of Capital Stock."

 <F2> Assumes no exercise of the Underwriters' over-allotment option. Shares owned before and after the offering include the following options to purchase Common Stock: (i) outstanding options which are currently exercisable or are exercisable within 60 days of the date hereof; (ii) outstanding options which will become exercisable upon the closing of this offering; and (iii) options the Company intends to grant upon the closing of this offering which will be immediately exercisable. See "Management--Employee Stock Plans."

 <F3> Includes shares owned by General American Holding Company, a wholly-owned subsidiary of General American. The address of General American is 700 Market Street, St. Louis, Missouri 63101. General American is a wholly-owned subsidiary of GenAmerica Corporation, which is a wholly-owned subsidiary of General American Mutual Holding Company.

 <F4> Includes 52,000 shares which may be acquired pursuant to currently exercisable options, 72,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering and 59,565 shares subject to exercisable options that will be granted upon the closing of the offering.

 <F5> Includes 48,000 shares which may be acquired pursuant to currently exercisable options, 72,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering and 55,999 shares subject to exercisable options that will be granted upon the closing of the offering.

 <F6> Includes 6,000 shares which may be acquired pursuant to currently exercisable options and 6,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering.

 <F7> Includes 5,000 shares which may be acquired pursuant to currently exercisable options. Mr. Liddy, a director of the Company, is also Chairman and Chief Executive Officer of General American. Mr. Liddy disclaims beneficial ownership of the shares owned by General American.

 <F8> Includes 159,000 shares which may be acquired pursuant to currently exercisable options, 222,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering and 171,563 shares subject to exercisable options that will be granted upon the closing of the offering.

 <F9> Consists of the 19 persons listed under the caption "Management--
      Directors, Executive Officers and Certain Other Significant Officers-- Certain Other Significant Officers." Includes 201,500 shares which may be acquired pursuant to currently exercisable options, 276,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering and 139,192 shares subject to exercisable options that will be granted upon the closing of the offering.

<F10> Consists of 36 officers who are neither Executive Officers nor Other
      Significant Officers. Includes 85,500 shares which may be acquired pursuant to currently exercisable options, 102,000 shares which may be acquired pursuant to options that will become exercisable upon the closing of the offering and 9,434 shares subject to exercisable options that will be granted upon the closing of the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and the ability of the Company to raise equity capital in the future.

RESTRICTION ON SALES

    Upon completion of this offering and assuming no exercise of outstanding options, the Company will have outstanding 12,875,000 shares of Common Stock (13,250,000 shares if the Underwriters' over allotment option is exercised in full). Of these shares, the 2,500,000 shares sold in the offering will be immediately eligible for resale in the public market without restriction under the Securities Act, except for any shares purchased by an "Affiliate" (as that term is defined under the Securities Act) of the Company, which shares will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 10,375,000 shares outstanding following this offering (the "Previously Issued Shares") were issued by the Company in private transactions not involving a public offering and are thus treated as "restricted securities" within the meaning of Rule 144 under the Securities Act. Subject to the Lock-up Agreements described below, the Previously Issued Shares may be sold in the public market only if registered or pursuant to an exemption from registration such as those afforded by Rules 144, 144A, 701 and Regulation S under the Securities Act of 1933.

    The holders of the Previously Issued Shares of Common Stock have entered into agreements with the Company ("Lock-up Agreements") pursuant to which they have agreed that, during the 180-day period after the date of this prospectus, they will not, except with the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation or in certain limited circumstances, offer, sell, contract to sell or grant an option to purchase any of such Previously Issued Shares. In addition, the Company has agreed that during such period it will not, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation or in certain limited circumstances, offer, sell, contract to sell or grant an option to purchase any shares of Common Stock. See
"Underwriting." The Company believes that, following the lock-up period, up to 1,472,288 shares held by existing shareholders could be eligible for sale without restriction and up to 8,902,712 "affiliate" shares held by executive officers, directors, and other affiliates could be eligible for sale, subject to certain volume and other limitations of Rule 144 as described below; all such shares, however, may be subject to additional holding periods under Rule 144 based on, among other things, particular interpretative considerations, facts and circumstances relating to such shareholders. Outstanding options to purchase 1,000,000 shares of Common Stock will be exercisable upon completion of the offering. Upon the closing of this offering, certain incentive stock options will be recharacterized as other than incentive stock options; the Company intends to compensate for such recharacterization by granting new non-qualified stock options to purchase 320,189 shares to holders of such recharacterized options upon the closing of this offering, which options are exercisable immediately upon the closing of this offering. See "Management-- Employee Stock Plans." In addition, upon the closing of this offering, the Company intends to grant options to purchase an additional 965,000 shares of Common Stock, which options will become exercisable over a five-year vesting period commencing on the first anniversary of the closing of this offering. Upon the first anniversary of the date hereof, General American and the holders of shares issuable upon the Capital Stock Conversions have the right to require the Company in certain circumstances to register their shares of Common Stock for sale under the Securities Act. See "--Registration Rights" below and "Certain Relationships and Related Transactions."

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an Affiliate of the Company or other person (or persons whose shares are aggregated) who has beneficially owned Previously Issued Shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 132,500 shares immediately after the offering, if the Underwriters' over-allotment option is exercised in full) or (ii) the average weekly trading volume of the Company's Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

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
    Previously Issued Shares may also be resold (1) to a person whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A and (2) in an off-shore transaction complying with Rules 903 or 904 of Regulation S under the Securities Act.

    An employee of the Company who purchased shares or was awarded options to purchase shares pursuant to a written compensatory plan or contract meeting the requirements of Rule 701 under the Securities Act is entitled to rely on the resale provisions of Rule 701 under the Securities Act which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

    Following the effectiveness of the registration statement covering the shares of Common Stock offered hereby, the Company will register under the Securities Act the shares of Common Stock reserved for issuance under the Company's employee stock plans covering 3,437,500 shares. The Company expects that these registrations will automatically become effective upon filing. Accordingly, shares registered under such registration statements and acquired pursuant to such Plans will be available for sale in the open market upon the expiration of the public sale restrictions described below (see "Underwriting"), subject to Rule 144 volume limitations applicable to Affiliates.

REGISTRATION RIGHTS

    The Company has granted certain rights with respect to the registration of 6,710,000 of the 8,304,995 shares of Common Stock that will be directly or indirectly owned by General American upon completion of the offering (the "Registrable Securities"). Subject to certain limitations, General American and permitted assignees have the right at any time after the first anniversary of the date hereof to require the Company to register the sale of such shares under the Securities Act (a "demand registration"). The number of demand registrations is limited to two. A demand registration must be requested by holders of Registrable Securities representing at least 10% of the outstanding Common Stock and must include at least 10% of such Registrable Securities. The Company is not required to effect more than one demand registration in any twelve-month period. The holders of Registrable Securities are also entitled to include such shares in a registered offering of securities by the Company for its own account or the account of any other security holder (a "piggy-back registration"), subject to certain conditions and restrictions. A piggy-back registration is counted as one of the demand registrations if the holder sold at least 80% of the Registrable Securities it requested be registered. In addition to the demand and piggy-back registration rights described above after the first anniversary of the date hereof, the holders of Registrable Securities representing at least 10% of the outstanding Common Stock may require the Company to file up to two registration statements relating to such Registrable Securities on Form S-3 under the Securities Act when such form is available to the Company. A demand registration on Form S-3 will count as a Form S-3 registration. A registration on Form S-3 must relate to the offering of securities, including the Registrable Securities, at an aggregate price to the public of at least $5,000,000. The Company is not required to effect more than one such registration on Form S-3 (including any demand registrations registered on Form S-3) in any twelve-month period. The registration expenses of holders of Registrable Securities (other than underwriting discounts and commissions) will be paid by the Company. The registration rights expire for any Holder owning Registrable Securities representing less than 1% of the outstanding Common Stock on the date such Holder is able to dispose of all of its shares in any 90-day period pursuant to Rule 144, and, in any event, on the date such Holder's Registrable Securities can be sold pursuant to Rule 144(k) under the Securities Act. The registration rights are not assignable by General American other than to General American Holding Company, a direct or indirect subsidiary of General American or General American Holding Company, a parent of General American or General American Holding Company, or a direct or indirect subsidiary of such parent entity.

    The Company has granted the holders of the 2,070,005 shares of Common Stock issued upon the Capital Stock Conversions the right to require the Company to file a registration statement on Form S-3 on or about the first anniversary of the date hereof covering the resale of such shares, provided that such Form S-3 is available to the Company; provided further, that (i) the Company would be under no obligation to maintain the effectiveness of such registration statement for more than twelve months and (ii) the holders of such stock enter into a registration rights agreement at that time containing such limitations and conditions as the Company deems appropriate.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Under the Company's Restated Articles of Incorporation (previously defined as the "Articles"), the Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.01 per share, 20,000,000 shares of Non-Voting Common Stock, par value $.01 per share and 23,790,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The
Company will have outstanding, immediately prior to the issuance and sale of shares of Common Stock pursuant to the offering 10,375,000 shares of Common Stock, after giving effect to the Capital Stock Conversions. Upon the closing of this offering, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding stock options, the Company will have outstanding 12,875,000 shares of Common Stock and no shares of Preferred Stock. Upon the closing of this offering, the Company intends to file an amendment to its Articles to eliminate the Non-Voting Common Stock and to reduce the number of authorized shares of Preferred Stock to 20,000,000.

COMMON STOCK

    All of the outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to a vote of shareholders, including the election of directors, except that, as provided in the Articles, no person or group other than General American, certain affiliates of General American, certain savings, profit sharing, stock bonus and employee stock ownership plans established by the Company or certain subsidiaries of the Company and other persons approved in advance by the Board of Directors of the Company, shall have the right to vote more than 20% of the combined voting power of the Company's Voting Stock (as defined in the Articles). See "Certain Charter and Bylaw Provisions--Limitations on Voting of Shares in Certain Circumstances" for a more detailed description of this 20% voting limitation. Accordingly, assuming such 20% voting restriction does not apply, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the prior rights of the holders of any shares of Preferred Stock which subsequently may be issued and outstanding, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock do not have cumulative voting rights in the election of directors or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Additional shares of authorized Common Stock may be issued without shareholder approval.

    As of September 30, 1997, there were outstanding 110,000 shares of Non-Voting Common Stock. Such shares of Non-Voting Common Stock have no voting or dividend rights. Upon the closing of this offering, all issued and outstanding shares of Non-Voting Common Stock will be converted into an aggregate of 110,000 shares of Common Stock.

PREFERRED STOCK

    As of September 30, 1997, there were outstanding 3,190,000 shares of Series A Convertible Preferred Stock and 365,000 shares of Series B Convertible Preferred Stock. Upon or prior to the closing of this offering, all issued and outstanding shares of Series A Convertible Preferred Stock will be converted into an aggregate of 3,190,000 shares of Common Stock, and all outstanding shares of Series B Convertible Preferred Stock will be converted into an aggregate of 365,000 shares of Common Stock for additional consideration to the Company of $1.67 per share. Upon the closing of this offering, the Company intends to file an amendment to its Articles to eliminate the series designations of the Series A and B Convertible Preferred Stock.

    Following the closing of this offering, the Board will have the authority to issue up to an aggregate of 20,000,000 shares of Preferred Stock from time to time in one or more series without shareholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the dividend rate, and the voting rights, conversion privileges, redemption and liquidation rights, if any, and any other rights, preferences and limitations of the particular series. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on the holders of Common Stock by delaying or preventing a change of control of the Company, making removal of the present management of the Company more

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
difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock. The Company has no present plans to issue any Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Upon the completion of this offering, there will be 34,602,311 shares of Common Stock and 20,000,000 shares of Preferred Stock available for future issuance without shareholder approval, taking into consideration the 1,237,500 shares of Common Stock reserved for issuance upon exercise of currently outstanding options and 1,285,189 shares of Common Stock reserved for issuance upon exercise of options to be granted upon the closing of this offering. These additional shares may be issued for a variety of proper corporate purposes, including raising additional capital, corporate acquisitions, and implementing employee benefit plans. Except as contemplated by the Company's existing and other possible employee benefit or stock purchase plans, the Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock. See "Management--Employee Stock Plans."

    One of the effects of the existence of unissued and unreserved Common Stock and Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company. See also "Certain Charter and Bylaw Provisions."

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., Overpeck, New Jersey.

                     CERTAIN CHARTER AND BYLAW PROVISIONS

    The Company's Articles and Bylaws, among other things, (i) contain certain limitations on the voting power of certain shareholders, (ii) provide for a classified Board of Directors, (iii) limit the right of shareholders to remove directors or change the size of the Board of Directors, to fill vacancies on the Board of Directors, to act by written consent and to call a special meeting of shareholders, and (iv) require a higher percentage of shareholders than would otherwise be required to amend, alter, change, or repeal the provisions of the Articles and Bylaws discussed in this section, as well as those described above under "Management--Indemnification." The Articles also provide that the Bylaws may be amended only by the majority vote of the Board of Directors; thus shareholders will not be able to amend the Bylaws without first amending the Articles. These provisions, which are summarized below, may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of the Company. Reference is made to the full text of the Articles and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part. The following summary is qualified in its entirety by such reference.

LIMITATIONS ON VOTING OF SHARES IN CERTAIN CIRCUMSTANCES

    In order to limit the likelihood under certain circumstances of a deemed assignment, under the Advisers Act or the Investment Company Act, of the investment advisory contracts that the Company's subsidiaries have with their clients (see "Regulation"), the Articles include provisions limiting the voting power of shares of Common Stock in certain circumstances. The Investment Company Act and the Advisers Act define the term "assignment" to include any "direct or indirect transfer" of "a controlling block of the voting securities" of the issuer's outstanding voting securities. The Investment Company Act presumes that any person holding 25% of the voting stock of the Company "controls" the Company. The Articles provide that a person or "group" (which includes affiliates and associates of a person, as defined in the Articles) that owns (as defined in the Articles) more than 20% of the voting shares of the Company's issued and outstanding capital stock ("Voting Stock") shall have the right to vote not more than 20% of the outstanding shares of Voting Stock entitled to vote. The remaining shares of Voting Stock owned by such person or group ("Excludable Shares") shall have no voting rights and shall not be counted for quorum or shareholder approval purposes. These provisions do not apply to General American Mutual Holding Company, General American, General American Holding Company or their subsidiaries or affiliates, direct or indirect subsidiaries of the Company and certain employee plans established or to be established by the Company. The Company's Board of Directors may approve the exemption of other persons or groups from the provisions described above. The foregoing limitation is intended to have the effect of decreasing the chance of any assignment occurring for purposes of the Advisers Act and the Investment Company Act, including in connection with future issuances or sales of Common Stock. However, no assurances can be given that such an "assignment" will not occur under these or other circumstances. The Company has the right to inquire of any owner of Voting Stock, or person who purports to exercise voting rights with respect to such stock, and the owner will have the obligation to provide such information to the Company as the Company may reasonably request, as to the number of shares owned, whether such shares are owned by any other person and the identity of such person, whether affiliates or associates of such person own any shares, whether such person is a member of a "group" owning such shares or whether such person, or any of such person's affiliates or associates, has any agreement, arrangement or understanding with any other person with respect to the Voting Stock.

    The limitation on voting may be viewed as having the effect of making more difficult or of discouraging, absent the support of General American, a proxy contest, a merger or other combination involving the Company, a tender offer, an open-market purchase program or other purchase of Common Stock that could give shareholders an opportunity to realize a premium over the then-prevailing market price for their shares. However, given the authority that General American will exercise over the affairs of the Company following the completion of the offering in any event, the Company does not consider the likely effect of this limitation to be significant.

SIZE OF BOARD, ELECTION OF DIRECTORS, CLASSIFIED BOARD, REMOVAL OF DIRECTORS AND FILLING VACANCIES

    The Articles provide that the number of directors to constitute the board of directors initially shall be five and thereafter the number of directors shall be fixed from time to time as provided in the Bylaws. The Bylaws provide for a Board of Directors of five directors, but in no event less than three, and permit the Board of Directors to change the number of directors with a majority vote. The Articles further provide that the Bylaws may be amended only by majority vote of the Board of Directors.

    In order for a shareholder to nominate a candidate for director, the Bylaws require that timely notice be given to the Company in advance of the meeting. Ordinarily, such notice must be given not less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual meeting, or not less than 60 days nor more than 90 days before May 12, 1998, in the case of the next annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then the shareholder must give such notice not earlier than 90 days nor later than 60 days prior to such meeting or 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made. In certain cases, notice may be delivered later if the number of directors to be elected is increased. The shareholder filing the notice of nomination must describe various matters regarding the nominee, including, without limitation, such information as name, address, occupation, and shares held. The Articles do not permit cumulative voting in the election of directors, and the Bylaws provide that the majority of the votes cast in the election of directors shall elect those directors. Accordingly, the holders of a majority of the then outstanding shares of voting stock can elect all the directors then being elected at that meeting of shareholders.

    The Articles and Bylaws provide that the Board shall be divided into three classes, with the classes to be as nearly equal in number as possible, and that one class shall be elected each year and serve for a three-year term.

    Missouri law provides that, unless a corporation's articles of incorporation provide otherwise, the holders of a majority of the corporation's voting stock may remove any director from office. The Articles provide that, except as described below, a director may be removed by shareholders only "for cause" and with the approval of the holders of 85% of the Company's voting stock.

    Missouri law further provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, all vacancies on a corporation's board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by the vote of a majority of the remaining directors even if that number is less than a quorum. The Articles provide that, subject to the rights, if any, of the holders of any class of preferred stock then

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
outstanding and except as described below, vacancies may be filled only by the vote of a majority of the remaining directors.

    The classification of directors, the inability to vote shares cumulatively, the advance notice requirements for nominations, and the provisions in the Articles that limit the ability of shareholders to increase the size of the Board or to remove directors and that permit the remaining directors to fill any vacancies on the Board will have the effect of making it more difficult for shareholders to change the composition of the Board. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board would be beneficial to the Company and its shareholders and whether or not a majority of the Company's shareholders believes that such change would be desirable.

LIMITATIONS ON SHAREHOLDER ACTION BY WRITTEN CONSENT; LIMITATIONS ON CALLING SHAREHOLDER MEETINGS

    As required by Missouri law, the Bylaws provide that any action by written consent of shareholders in lieu of a meeting must be unanimous. Under the Bylaws, except as described below, shareholders are not permitted to call special meetings of shareholders or to require the Board to call a special meeting of shareholders and a special meeting of shareholders may be called only by a majority of the entire Board of Directors, the Chairman of the Board, or the President. In order for a shareholder to bring a proposal before a shareholder meeting, the Bylaws require that timely notice be given to the Company in advance of the meeting. Ordinarily, such notice must be given not less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual meeting, or not less than 60 days nor more than 90 days before May 12, 1998 in the case of the next annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then the shareholder must give such notice not earlier than 90 days nor later than 60 days prior to such meeting or 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made. Such notice must include a description of the proposal, the reasons therefor, and other specified matters. The Board may reject any such proposals that are not made in accordance with these procedures or that are not a proper subject for shareholder action in accordance with the provisions of applicable law.

    The provision of the Bylaws requiring unanimity for shareholder action by written consent gives all the shareholders of the Company entitled to vote on a proposed action the opportunity to participate in such action and will prevent the holders of a majority of the voting power of the Company from using the written consent procedure to take shareholder action. Moreover, a shareholder cannot force a shareholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of shareholders or forcing consideration of such a proposal.

    These provisions are designed in part to make it more difficult and time-consuming to obtain majority control of the Board of Directors of the Company or otherwise to bring a matter before the shareholders without the Board's consent, and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long-term growth, with the threat of a takeover not deemed by the Board to be in the best interests of the Company and its shareholders and the potential disruption entailed by such a threat reduced to the extent practicable. On the other hand, these provisions may have an adverse effect on the ability of shareholders to influence the governance of the Company and the possibility of shareholders receiving a premium above the prevailing market price for their securities from a potential acquiror who is unfriendly to management.

CERTAIN MISSOURI STATUTORY PROVISIONS

    The GBCL has a control share acquisition statute. A "control share acquisition" is defined as the acquisition, directly or indirectly, of either ownership or the power to direct the exercise of voting power with respect to "control shares," which are defined as shares which, when added to all other shares of the issuing corporation owned by the acquiring person, would entitle such person to exercise certain degrees of voting power with respect to stock of the issuing corporation. Under the Missouri control share acquisition statute (which is only applicable to certain corporations that have 100 or more shareholders), shareholders who acquire enough shares to give them (1) one-fifth or more to less than one-third, (2) one-third or more to less than a majority, or (3) a majority or more of the outstanding stock of the Company will not be able to vote those excess shares unless certain disclosure requirements are satisfied and the retention of voting rights by the acquiror is approved by at least a majority of shares entitled to vote and a majority of all non-interested shares entitled to vote. A corporation's articles of incorporation or bylaws may provide that a corporation will not be subject to Missouri's control share acquisition statute. The Articles contain a provision exempting the Company from Missouri's control share acquisition statute.

    The GBCL restricts a "business combination" (defined to include generally a merger or consolidation, a sale, exchange or other dispositions of 10% or more of the aggregate market value of all assets or stock of the corporation, or certain other transactions which have the effect of disproportionately increasing the share ownership) with an "interested shareholder" (defined generally as the beneficial owner or at least 20% of the corporation's voting stock) for five years following the stock acquisition date (i.e., the date the person became an interested shareholder), unless the board of directors approves the business combination or the purchase of stock by the interested shareholder before the stock acquisition date. Business combinations with an interested shareholder are permitted only if (i) the board of directors approved the business combination or acquisition of the stock prior to the stock acquisition date, (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder no earlier than five years after the stock acquisition date, or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount. The Articles contain a provision electing to subject the Company to the business combination statute of the GBCL; such provision has the effect, among other things, of rendering the statute inapplicable to transactions with "interested shareholders," such as General American, that acquired their status prior to the effective date of such provision. The Articles further provide that General American and its affiliates are expressly deemed not to constitute "interested shareholders."

    Missouri law contains certain requirements concerning disclosures which must be made in connection with "take-over bids." Take-over bids are defined as the acquisition of or offer to acquire any equity security of a domestic target company, if after acquisition thereof the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A take-over bid does not include an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not to avoid Missouri's statutory regulation of take-over bids, and not involving any public offering within the meaning of the Securities Act. Unless the offeror, prior to making a take-over bid, files with the Commissioner of Securities and delivers to the target company certain materials, including copies of all offering information, certain information regarding the offeror, the source of funds financing the offer, the number of shares to be acquired and whether the offeror intends to sell the assets of the company, the offeror will be subject to civil monetary and criminal penalties.

                                 UNDERWRITING

    Subject to certain terms and conditions contained in the Underwriting Agreement, the syndicate of Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation and A.G. Edwards & Sons, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 2,500,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                   UNDERWRITERS                                       NUMBER OF SHARES

Donaldson, Lufkin & Jenrette Securities Corporation................................       1,455,000
A.G. Edwards & Sons, Inc. .........................................................         485,000
ABN AMRO Chicago Corporation.......................................................          35,000
BancAmerica Robertson Stephens.....................................................          35,000
Bear, Stearns & Co. Inc. ..........................................................          35,000
BT Alex. Brown Incorporated........................................................          35,000
CIBC Oppenheimer Corp. ............................................................          35,000
Goldman, Sachs & Co. ..............................................................          35,000
Lehman Brothers Inc. ..............................................................          35,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.................................          35,000
Morgan Stanley & Co. Incorporated..................................................          35,000
Schroder & Co. Inc. ...............................................................          35,000
Salomon Smith Barney...............................................................          35,000
Edward D. Jones & Co., L.P. .......................................................          35,000
Advest, Inc. ......................................................................          17,500
Sanford C. Bernstein & Co., Inc. ..................................................          17,500
Chatsworth Securities, Llc.........................................................          17,500
Fox-Pitt, Kelton Inc. .............................................................          17,500
Janney Montgomery Scott Inc. ......................................................          17,500
Pennsylvania Merchant Group Ltd....................................................          17,500
Putnam, Lovell & Thornton Inc. ....................................................          17,500
Stifel, Nicolaus & Company, Incorporated...........................................          17,500
                                                                                          ---------
    Total..........................................................................       2,500,000
                                                                                          =========

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

    Prior to the offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby was determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering and the recent market prices of and the demand for publicly traded common stock of generally comparable companies.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed
$.57 per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $.10 per share to any other Underwriter and certain other dealers.

    The Underwriters have reserved approximately 125,000 shares of the Common Stock for sale, at the initial public offering price, to directors, officers and employees of the Company, and its affiliates, directors of General American and family members of the foregoing, in order to permit such persons to purchase such shares of Common Stock in the offering. Each purchaser of such reserved shares will agree to certain transfer restrictions with respect to such shares for a period of five months following the closing of this offering. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares of Common Stock. Any reserved shares of the Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the shares of the Common Stock offered pursuant to the offering.

    The Company has granted to the Underwriters an option to purchase up to 375,000 additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the effective date of the Registration Statement of which this Prospectus is part. To the extent that the Underwriters exercise such option each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    All shareholders of the Company have agreed that they will not directly or indirectly offer, sell, contract to sell, or otherwise dispose of or transfer any shares of Common Stock of the Company owned by them without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, for a period of 180 days after the date of this Prospectus except in certain non-public transactions in which the acquiror or acquirors of such shares agree(s) to such restrictions. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with such Common Stock, except for (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to the exercise of options outstanding on the date of this Prospectus, (iii) options or other stock-based awards granted or shares of Common Stock after the date of this Prospectus pursuant to the Company's employee stock plans and other plans and (iv) shares or options issued in acquisitions in which the acquiror or acquirors of such shares agree(s) to such restrictions. See "Shares Eligible for Future Sale."

    In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate shorts or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales of shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Bryan Cave LLP, St. Louis, Missouri. Certain legal matters will be passed upon for the Company by Matthew P. McCauley, Esq., Secretary and General Counsel of the Company and Vice President and Associate General Counsel of General American Life Insurance Company, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. The Honorable John C. Danforth, a partner of Bryan Cave LLP, is a director of General American Life Insurance Company, GenAmerica Corporation and General American Mutual Holding Company, and may purchase shares in the Company's directed share program. Bryan Cave LLP from time to time serves as legal counsel to General American and certain of its affiliates.

                                    EXPERTS
    The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, and the consolidated financial statements of Conning, Inc. and subsidiaries as of, and for the six month period ended, June 30, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The Consolidated Financial Statements and related schedules of Conning, Inc. and subsidiaries for the year ended December 31, 1994, appearing in this Prospectus and elsewhere in the Registration Statement have been included herein and elsewhere in the Registration Statement have been audited by Price Waterhouse LLP, independent certified public accountants, as stated in their report appearing herein.

                            ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a Registration Statement (the "Registration Statement") on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains an Internet Web site (http://www.sec.gov.) that contains such documents filed electronically by the Company with the Commission through its Electronic Data Gathering, Analysis and Retrieval System (EDGAR) filing system. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                  INDEX TO FINANCIAL STATEMENTS
                                                                                                            PAGE

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CONNING CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets as of December 31, 1996 and September 30, 1997 (unaudited)..............        F-2

Consolidated Statements of Income for the nine month periods ended September 30, 1996 and 1997
  (unaudited).......................................................................................        F-3

Consolidated Statements of Common Shareholders' Equity for the nine month period ended
  September 30, 1997 (unaudited)....................................................................        F-4

Consolidated Statements of Cash Flows for the nine month periods ended September 30, 1996 and 1997
  (unaudited).......................................................................................        F-5

Notes to Unaudited Consolidated Financial Statements................................................        F-6

CONSOLIDATED FINANCIAL STATEMENTS OF CONNING CORPORATION AND SUBSIDIARIES

Independent Auditors' Report........................................................................        F-7

Consolidated Balance Sheets as of December 31, 1995 and 1996........................................        F-8

Consolidated Statements of Income for the years ended December 31, 1994, 1995 and 1996..............        F-9

Consolidated Statements of Common Shareholder's Equity for the years ended December 31, 1994,
  1995 and 1996.....................................................................................       F-10

Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996..........       F-11

Notes to Consolidated Financial Statements..........................................................       F-12

SCHEDULE I--FINANCIAL STATEMENTS OF CONNING CORPORATION (PARENT COMPANY ONLY)<F*>

Condensed Balance Sheets as of December 31, 1995 and 1996...........................................       F-24

Condensed Statements of Income for the years ended December 31, 1995 and 1996.......................       F-25

Condensed Statements of Cash Flows for the years ended December 31, 1995 and 1996...................       F-26

Notes to Condensed Financial Statements.............................................................       F-27

CONSOLIDATED FINANCIAL STATEMENTS OF CONNING INC. & SUBSIDIARIES

Independent Auditors' Report........................................................................       F-28

Consolidated Balance Sheet as of June 30, 1995......................................................       F-29

Consolidated Statement of Income for the six month period ended June 30, 1995.......................       F-30

Consolidated Statement of Common Shareholders' Equity for the six month period ended June 30, 1995..       F-31

Consolidated Statement of Cash Flows for the six month period ended June 30, 1995...................       F-32

Notes to Consolidated Financial Statements..........................................................       F-33

CONSOLIDATED FINANCIAL STATEMENTS OF CONNING INC. & SUBSIDIARIES

Report of Independent Accountants...................................................................       F-39

Consolidated Statement of Financial Condition as of December 31, 1994...............................       F-40

Consolidated Statement of Operations for the year ended December 31, 1994...........................       F-41

Consolidated Statement of Shareholders' Equity for the year ended December 31, 1994.................       F-42

Consolidated Statement of Cash Flows for the year ended December 31, 1994...........................       F-43

Notes to Consolidated Financial Statements..........................................................       F-44

--------

<F*>The 1994 Parent Company only Financial Statements are not required as 25%
    of the net assets of the Company were not in restricted subsidiaries.

                                      F-1

                               CONNING CORPORATION AND SUBSIDIARIES

                                   CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)
                                                                                DECEMBER 31,   SEPTEMBER 30,
                                                                                    1996            1997
                                                                                -----------    ------------
                                  ASSETS
Current assets:
    Cash and cash equivalents..............................................     $ 9,816,568     $ 8,536,722
    Short-term investments.................................................       7,901,637      10,729,558
    Accounts receivable, net...............................................       5,297,660       8,533,730
    Marketable equity securities...........................................          45,625              --
    Income taxes receivable................................................          11,447       1,854,305
    Prepaid expenses and other current assets..............................         162,622         323,710
                                                                                -----------     -----------
            Total current assets...........................................      23,235,559      29,978,025
Non-marketable investments at value........................................       1,756,931       1,919,650
Equipment and leasehold improvements, at cost, less accumulated
  depreciation and amortization of $562,812 and $1,281,545.................         815,112         996,426
Deferred income taxes......................................................       1,572,859       1,320,657
Goodwill...................................................................      18,825,870      18,066,085
Other assets...............................................................       3,813,608       2,365,278
                                                                                -----------     -----------
            Total assets...................................................     $50,019,939     $54,646,121
                                                                                ===========     ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Compensation payable...................................................     $ 8,422,199     $ 7,067,465
    Deferred revenue.......................................................       1,533,290       1,504,213
    Due to affiliates......................................................       1,473,811         626,059
    Accounts payable and other accrued expenses............................       2,707,872       5,022,968
    Preferred dividends payable............................................         235,815         247,618
                                                                                -----------     -----------
            Total current liabilities......................................      14,372,987      14,468,323
Accrued rent liability.....................................................       3,643,996       3,438,008
Long term debt payable to affiliate........................................       2,000,000              --
Other payables.............................................................         853,521         520,000
                                                                                -----------     -----------
            Total liabilities..............................................      20,870,504      18,426,331
                                                                                -----------     -----------
Series A convertible preferred stock, $.01 par value, $5.33 liquidation
  value: 3,190,000 shares authorized, issued and outstanding...............      22,330,004      32,894,185
Series B convertible preferred stock, $.01 par value, $5.33 liquidation value: 600,000 shares authorized, 460,000 and 365,000 shares issued and
  outstanding..............................................................       2,451,800       3,257,405
                                                                                -----------     -----------
            Total convertible preferred stock..............................      24,781,804      36,151,590
                                                                                -----------     -----------
Non-Voting Common Stock, $.01 par value: 20,000,000 shares authorized;
  110,000 shares issued and outstanding....................................              --           1,100
Common stock, $.01 par value: 20,000,000 and 50,000,000 shares authorized;
  6,710,000 shares issued and outstanding..................................          67,100          67,100
Additional paid in capital.................................................       2,944,647              --
Retained earnings..........................................................       1,355,884              --
                                                                                -----------     -----------
            Total common shareholders' equity..............................       4,367,631          68,200
                                                                                -----------     -----------
            Total liabilities and shareholders' equity.....................     $50,019,939     $54,646,121
                                                                                ===========     ===========

    See accompanying notes to unaudited consolidated financial statements.

                           CONNING CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS OF INCOME
               FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997

                                        (UNAUDITED)
                                                                          1996            1997
Revenues:
    Asset management and related fees............................     $29,365,205     $36,018,354
    Research services............................................       9,582,015      10,277,378
    Other income.................................................         791,767         629,142
                                                                      -----------     -----------
            Total revenues.......................................      39,738,987      46,924,874
                                                                      -----------     -----------

Expenses:
    Employee compensation and benefits...........................      18,522,125      23,558,926
    Occupancy and equipment costs................................       1,816,693       2,509,470
    Marketing and production costs...............................       3,985,613       3,998,660
    Professional services........................................       1,160,578       1,154,438
    Amortization of goodwill and other...........................       2,061,870       1,953,119
    Other operating costs........................................       3,099,181       2,778,749
                                                                      -----------     -----------
            Total expenses.......................................      30,646,060      35,953,362
                                                                      -----------     -----------
    Operating income.............................................       9,092,927      10,971,512
    Interest expense.............................................         591,605         232,760
                                                                      -----------     -----------
    Income before provision for income taxes.....................       8,501,322      10,738,752
    Provision for income taxes...................................       3,762,192       4,316,334
                                                                      -----------     -----------
    Net income...................................................     $ 4,739,130     $ 6,422,418
                                                                      ===========     ===========
    Preferred stock dividends....................................         669,080         750,500
                                                                      -----------     -----------
    Net earnings available to common shareholder.................     $ 4,070,050     $ 5,671,918
                                                                      ===========     ===========
    Pro forma weighted average common shares and equivalents
      outstanding................................................              --      11,094,110
    Pro forma earnings per common share and common share
      equivalents................................................                     $      0.58

    See accompanying notes to unaudited consolidated financial statements.

                                      F-3

                                       CONNING CORPORATION AND SUBSIDIARIES

                              CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                  FOR NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997
                                                    (UNAUDITED)
                                                        NON-
                                                       VOTING                ADDITIONAL                      TOTAL COMMON
                                                       COMMON     COMMON      PAID IN        RETAINED        SHAREHOLDERS'
                                                       STOCK       STOCK      CAPITAL        EARNINGS           EQUITY

Balance, December 31, 1996........................     $         $67,100   $ 2,944,647      $ 1,355,884      $  4,367,631

Conversion of 110,000 shares of Series B preferred
  stock...........................................      1,100                  768,900                            770,000

Tax benefit--employee compensation (Note 2).......                           1,134,785                          1,134,785

Accretion on preferred stock......................                          (4,848,332)      (7,027,802)      (11,876,134)

Net income........................................                                            6,422,418         6,422,418

Dividends on preferred stock......................                                             (750,500)         (750,500)
                                                       ------    -------   -----------      -----------      ------------

Balance, September 30, 1997.......................     $1,100    $67,100   $        --      $        --      $     68,200
                                                       ======    =======   ===========      ===========      ============

    See accompanying notes to unaudited consolidated financial statements.

                     CONNING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997
                                  (UNAUDITED)

                                                                        1996          1997

Operating activities:

    Net income...................................................  $  4,739,130   $  6,422,418

    Adjustment for items not affecting cash:

        Depreciation and amortization............................       545,897        674,186

        Amortization of goodwill and other.......................     2,061,869      1,953,115

        Deferred income tax provision............................    (2,400,596)     1,386,987

        Net unrealized appreciation on non-marketable
          securities.............................................        33,118             --

        Net sales of marketable securities.......................        10,375         45,625

        Accretion of discounts on short-term investments.........      (114,869)      (177,764)

        Changes in:

            Accounts receivables.................................     4,397,775     (3,236,070)

            Prepaid expenses and other assets....................     1,672,223       (161,088)

            Accounts payables and other accrued expenses.........      (603,173)     2,113,379

            Income taxes receivable..............................       496,069     (1,842,858)

            Due to affiliates....................................       231,168       (847,752)

            Deferred revenue.....................................       918,018        (29,077)

            Accrued rent liability...............................      (200,611)      (205,988)

            Compensation payable.................................      (948,312)    (1,354,734)
                                                                   ------------   ------------
                Net cash provided by operating activities........    10,838,081      4,740,379
                                                                   ------------   ------------

Investing activities:

    Sale of marketable securities................................     1,160,000             --

    Purchases of non-marketable securities.......................       (44,949)      (162,719)

    Proceeds from non-marketable partnership investments.........       384,450             --

    Purchases of equipment and other assets, net.................    (1,285,944)      (720,500)

    Purchases of short-term investments..........................   (23,383,662)   (54,545,324)

    Maturities of short-term investments.........................    19,600,000     51,895,168
                                                                   ------------   ------------
                Net cash used in investing activities............    (3,570,105)    (3,533,375)
                                                                   ------------   ------------

Financing activities:

    Repayments on long term debt.................................    (5,000,000)    (2,000,000)

    Repayments on short term debt................................      (500,000)            --

    Other payments...............................................            --             --

    Issuance of Series B preferred stock.........................            --         79,950

    Conversion of Series B preferred stock.......................            --        183,700

    Dividends on preferred stock.................................      (669,080)      (750,500)
                                                                   ------------   ------------
                Net cash used in financing activities............    (6,169,080)    (2,486,850)
                                                                   ------------   ------------

Net decrease in cash and cash equivalents........................     1,098,896     (1,279,848)

Cash and cash equivalents, beginning of year.....................     5,995,260      9,816,568
                                                                   ------------   ------------
Cash and cash equivalents, end of period.........................  $  7,094,156   $  8,536,722
                                                                   ============   ============

    See accompanying notes to unaudited consolidated financial statements.

                     CONNING CORPORATION AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 1996. In the opinion of management, the financial information reflects all adjustments which are necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

NOTE 2--PREFERRED STOCK AND SHAREHOLDERS' EQUITY

    In January, 1997, the Company issued an additional 15,000 shares of Series B Preferred Stock at $5.33 per share.

    In April, 1997, certain shareholders converted 110,000 shares of Series B Preferred Stock to Non-Voting Common Stock. The resulting transaction increased additional paid in capital by $768,900 and increased common equity by $1,100.

    In June, 1997, General American, pursuant to a call right, purchased 1,594,995 shares of the Company's Series A Preferred Stock from existing shareholders for $11.25 per share. In connection with such purchase, certain restrictions were eliminated on the Series A Preferred Stock which generated an additional tax benefit to the Company of $1,134,785 recorded directly to additional paid in capital.

    In June, 1997, the authorized number of shares of Series A Voting Common Stock increased from 20,000,000 to 50,000,000. The authorized number of shares of Class B Non-Voting Common Stock remains at 20,000,000.

    The carrying value of the Convertible Preferred Stock is at original issue price plus accretion relating to any increase in the redemption value of the stock during the period. During the nine months ended September 30, 1996 and September 30, 1997, such accretion was $0 and $11,876,134, respectively.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Conning Corporation:

    We have audited the accompanying consolidated balance sheets of Conning Corporation and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, common shareholder's equity, and cash flows for the three-year period ended December 31, 1996. In connection with our audits of the consolidated financial statements, we have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conning Corporation and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

                                           /s/  KPMG Peat Marwick LLP

St. Louis, Missouri
March 21, 1997, except as to note 21
which is as of September 19, 1997

                                 CONNING CORPORATION AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                             ------------------------------
                                                                                    1995            1996
                                  ASSETS
Current assets:
    Cash and cash equivalents..............................................     $ 5,995,260     $ 9,816,568
    Short-term investments.................................................       3,598,594       7,901,637
    Accounts receivable, net (note 11).....................................       6,382,572       5,297,660
    Marketable equity securities...........................................       1,241,250          45,625
    Income taxes receivable................................................         507,498          11,447
    Prepaid expenses and other current assets..............................         133,955         162,622
                                                                                -----------     -----------
            Total current assets...........................................      17,859,129      23,235,559
Non-marketable investments at value........................................       1,775,613       1,756,931
Equipment and leasehold improvements, at cost, less accumulated
  depreciation and amortization of $170,600 and $562,812...................         964,132         815,112
Deferred income taxes......................................................       1,606,469       1,572,859
Goodwill...................................................................      19,838,917      18,825,870
Other assets...............................................................       4,133,194       3,813,608
                                                                                -----------     -----------
            Total assets...................................................     $46,177,454     $50,019,939
                                                                                ===========     ===========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
    Short term debt........................................................     $   500,000     $        --
    Compensation payable...................................................       3,729,971       8,422,199
    Deferred revenue.......................................................       2,401,527       1,533,290
    Due to affiliates......................................................         836,233       1,473,811
    Accounts payable and other accrued expenses............................       3,541,019       2,707,872
    Preferred dividends payable............................................         223,300         235,815
                                                                                -----------     -----------
            Total current liabilities......................................      11,232,050      14,372,987
Accrued rent liability.....................................................       3,914,196       3,643,996
Long term debt payable to affiliates.......................................       9,000,000       2,000,000
Other payables.............................................................         405,789         853,521
                                                                                -----------     -----------
            Total liabilities..............................................      24,552,035      20,870,504
                                                                                -----------     -----------
Series A convertible preferred stock, $.01 par value, $5.33 liquidation
  value: 3,190,000 shares authorized, issued and outstanding...............      17,002,704      22,330,004
Series B convertible preferred stock, $.01 par value, $5.33 liquidation
  value: 600,000 shares authorized, 460,000 issued and outstanding.........              --       2,451,800
                                                                                -----------     -----------
            Total convertible preferred stock..............................      17,002,704      24,781,804
                                                                                -----------     -----------
Common stock, $.01 par value: 20,000,000 shares authorized; 6,710,000
  shares issued and outstanding............................................          67,100          67,100
Additional paid in capital.................................................       2,944,647       2,944,647
Retained earnings..........................................................       1,376,668       1,355,884
Unrealized appreciation on investments, net of deferred income taxes.......         234,300              --
                                                                                -----------     -----------
            Total common shareholder's equity..............................       4,622,715       4,367,631
                                                                                -----------     -----------
            Total liabilities and shareholder's equity.....................     $46,177,454     $50,019,939
                                                                                ===========     ===========

         See accompanying notes to consolidated financial statements.

                                 CONNING CORPORATION AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF INCOME
                         FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                                                         1994            1995            1996
Revenues:
    Asset management and related fees (note 11)..................     $3,484,115     $24,049,683     $40,456,343
    Research services............................................             --       4,089,571      12,148,164
    Other income.................................................         57,277         663,767       1,061,855
                                                                      ----------     -----------     -----------
            Total revenues.......................................      3,541,392      28,803,021      53,666,362
                                                                      ----------     -----------     -----------

Expenses:
    Employee compensation and benefits...........................             --      12,027,224      26,001,771
    Occupancy and equipment costs................................             --       1,498,641       2,584,544
    Marketing and production costs...............................             --       2,393,281       5,281,667
    Professional services........................................        323,248       3,555,052       1,537,220
    Amortization of goodwill and other...........................             --       1,288,911       2,720,969
    Other operating expenses.....................................      1,106,147       1,748,349       3,747,838
                                                                      ----------     -----------     -----------
            Total expenses.......................................      1,429,395      22,511,458      41,874,009
                                                                      ----------     -----------     -----------
    Operating income.............................................      2,111,997       6,291,563      11,792,353
    Interest expense.............................................             --         520,523         729,088
                                                                      ----------     -----------     -----------
    Income before provision for income taxes.....................      2,111,997       5,771,040      11,063,265
    Provision for income taxes...................................        827,165       2,358,889       4,851,034
                                                                      ----------     -----------     -----------
    Net income...................................................     $1,284,832     $ 3,412,151     $ 6,212,231
                                                                      ==========     ===========     ===========
    Preferred stock dividends....................................             --         350,900         905,715
                                                                      ----------     -----------     -----------
    Net earnings available to common shareholder.................     $1,284,832     $ 3,061,251     $ 5,306,516
                                                                      ==========     ===========     ===========
    Pro forma weighted average common shares and
      equivalents outstanding....................................                                     10,871,936
    Pro forma earnings per common share and common share
      equivalents................................................                                    $      0.57

         See accompanying notes to consolidated financial statements.

                     CONNING CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDER'S EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                 UNREALIZED
                                                                                                 APPRECIA-
                                                                                                    TION
                                                                                                 (DEPRECIA-
                                                                  ADDITIONAL                       TION) ON        TOTAL COMMON
                                                       COMMON      PAID IN        RETAINED       INVESTMENTS,     SHAREHOLDER'S
                                                       STOCK       CAPITAL        EARNINGS           NET              EQUITY

Balance, December 31, 1993........................    $    --    $   55,000      $   737,332      $       --        $  792,332

Net income........................................                                 1,284,832                         1,284,832

Dividend on common stock..........................                                  (750,000)                         (750,000)
                                                      -------    ----------      -----------      ----------        ----------

Balance, December 31, 1994........................         --        55,000        1,272,164              --         1,327,164

Issuance of 6,710,000 shares of common stock for
  contribution of GAIMCO..........................     67,100     2,889,647       (2,956,747)                               --

Change in unrealized appreciation (depreciation)
  of investment, net of deferred income taxes.....                                                   234,300           234,300

Net income........................................                                 3,412,151                         3,412,151

Dividends on preferred stock......................                                  (350,900)                         (350,900)
                                                      -------    ----------      -----------      ----------       -----------

Balance, December 31, 1995........................     67,100     2,944,647        1,376,668         234,300         4,622,715

Change in unrealized appreciation (depreciation)
  of investment, net of deferred income taxes.....                                                  (234,300)         (234,300)

Accretion on Series A preferred stock.............                                (5,327,300)                       (5,327,300)

Net income........................................                                 6,212,231                         6,212,231

Dividends on preferred stock......................                                  (905,715)                         (905,715)
                                                      -------    ----------      -----------      ----------       -----------

Balance, December 31, 1996........................    $67,100    $2,944,647      $ 1,355,884      $       --       $ 4,367,631
                                                      =======    ==========      ===========      ==========       ===========

         See accompanying notes to consolidated financial statements.

                     CONNING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                      1994         1995         1996

Operating activities:

    Net income...................................................  $1,284,832  $ 3,412,151  $ 6,212,231

    Adjustment for items not affecting cash:

        Depreciation and amortization............................          --      170,600      817,422

        Amortization of goodwill and other.......................          --    1,288,911    2,720,969

        Allowance for doubtful accounts..........................          --       50,000      (97,750)

        Deferred income tax provision............................          --   (1,053,875)  (1,457,941)

        Net unrealized appreciation on non-marketable
          securities.............................................          --     (191,426)    (125,654)

        Net sales of securities held for market making...........          --       34,537       35,625

        Gain on sale of marketable securities....................          --           --     (400,000)

        Accretion of discounts on short-term investments.........          --      (70,161)    (235,711)

        Changes in:

            Accounts receivable..................................    (214,040)   3,000,376    1,182,662

            Prepaid expenses and other assets....................      24,117    2,194,688    1,569,898

            Accounts payable and other accrued expenses..........          --    1,065,845     (833,147)

            Income taxes receivable..............................    (326,669)     734,930      496,051

            Due to affiliates....................................      60,135   (3,180,835)     637,578

            Deferred revenue.....................................          --    2,093,952     (868,237)

            Accrued rent liability...............................          --     (104,867)    (270,200)

            Compensation payable.................................          --   (2,839,348)   4,692,228
                                                                   ----------  -----------  -----------
                 Net cash provided by operating activities.......     828,375    6,605,478   14,076,024
                                                                   ----------  -----------  -----------

Investing activities:

    Sale of marketable securities................................          --           --    1,160,000

    Purchases of non-marketable securities.......................          --     (242,415)    (273,233)

    Proceeds from non-marketable partnership investments.........          --           --      417,568

    Purchases of equipment and other assets, net.................          --      (44,439)  (1,238,050)

    Purchases of short-term investments..........................          --   (7,769,655) (46,567,333)

    Maturities of short-term investments.........................          --    6,900,000   42,500,000

    Contribution of GAIMCO cash..................................          --    5,077,492           --

    Acquisition of Conning, net of cash acquired.................          --  (12,207,581)          --
                                                                   ----------  -----------  -----------
                 Net cash used in investing activities...........          --   (8,286,598)  (4,001,048)
                                                                   ----------  -----------  -----------

Financing activities:

    Borrowings on long term debt.................................          --   13,000,000           --

    Repayments on long term debt.................................          --   (4,000,000)  (7,000,000)

    Repayments on short term debt................................          --   (2,000,000)    (500,000)

    Other payments...............................................          --     (163,220)    (312,268)

    Issuance of Series B preferred stock.........................          --           --    2,451,800

    Dividends on common stock....................................    (750,000)          --           --

    Dividends on preferred stock.................................          --     (127,600)    (893,200)
                                                                   ----------  -----------  -----------
                 Net cash provided by (used in) financing
                   activities....................................    (750,000)   6,709,180   (6,253,668)
                                                                   ----------  -----------  -----------
Net increase in cash and cash equivalents........................      78,375    5,028,060    3,821,308

Cash and cash equivalents, beginning of year.....................     888,825      967,200    5,995,260
                                                                   ----------  -----------  -----------
Cash and cash equivalents, end of year...........................  $  967,200  $ 5,995,260  $ 9,816,568
                                                                   ==========  ===========  ===========

Supplemental disclosure of cash flow information:

Cash paid for:

    Interest.....................................................          --  $   391,921  $   446,531

    Income taxes.................................................  $1,153,834  $ 1,761,076  $ 4,546,603

Supplemental disclosure of non-cash information:

    Preferred stock issued in Conning acquisition................          --  $17,002,704           --

    Common stock issued in GAIMCO contribution...................          --   $3,011,747           --

    Accretion on Series A preferred stock........................          --           --   $5,327,300

         See accompanying notes to consolidated financial statements.

                     CONNING CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION

    Conning Corporation (the "Company"), formed in 1995 as a Missouri corporation, is a holding company organized to hold the operating subsidiaries in the Conning group, Conning Asset Management Company ("CAM", formerly known as General American Investment Management Company, "GAIMCO") and Conning & Company ("C&C"). The Company provides asset management and research services focused upon the insurance industry. Both CAM and C&C are registered investment advisers with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940.

    All the outstanding voting common stock of the Company is held by a wholly-owned holding company subsidiary of General American Life Insurance Company (together "General American"). If all of the outstanding convertible preferred stock (see Note 9) was converted on December 31, 1996, General American would own approximately 65% of the resulting outstanding common stock.

    On August 11, 1995, the shareholders of the holding company of C&C contributed all of their common stock to Conning Corporation in a Section 351 merger transaction (the "Strategic Merger") in exchange for cash and convertible preferred stock of the Company. General American contributed all of the outstanding common stock of GAIMCO as part of the Strategic Merger in exchange for common shares of the Company. The GAIMCO contribution was recorded at historical book value. The Conning portion of the Strategic Merger was accounted for using the purchase method. The purchase price consisting of cash of $12.0 million and $17.0 million of Series A Convertible Preferred Stock was allocated to assets acquired based on their estimated fair values. The excess of purchase price over the fair value of net assets acquired resulted in $20.3 million of goodwill which is being amortized on a straight line basis over 20 years.

    The accompanying consolidated financial statements include the accounts of Conning Corporation, Conning Inc. (the holding company parent of C&C), Conning & Company and Conning Asset Management Company. The historical financial statement includes the operations and financial position of GAIMCO through July 31, 1995, and consolidated operations thereafter, and consolidated financial position as of December 31, 1995 and 1996.

                     CONNING CORPORATION AND SUBSIDIARIES

NOTE 2--PRO FORMA RESULTS (UNAUDITED)

    The table below contains unaudited pro forma summary financial information for the year ended December 31, 1995, and for comparative purposes, summary financial information condensed from the audited financial statements for the year ended December 31, 1996. The pro forma 1995 information was derived from the historical financial statements for Conning Corporation, GAIMCO and Conning Inc. and gives effect to (i) the Strategic Merger, (ii) the issuance of $13.0 million of debt by the Company at an interest rate of 7% per annum for the purpose of providing the $12.0 million cash portion of purchase price and payments of $1.0 million representing employment bonuses to certain employees,
(iii) the issuance of $17.0 million of Series A Convertible Preferred Stock and
(iv) the short term borrowing of $2.5 million from General American at an interest rate of 6.75% per annum by Conning Inc. effective prior to, and in anticipation of, the Strategic Merger for the purpose of redeeming and retiring the 8% cumulative senior preferred stock. The pro forma information has been prepared assuming these transactions and arrangements were effected on January 1, 1995.

                                                                 DECEMBER 31,    DECEMBER 31,
                                                                     1995            1996
                                                                 -----------     -----------
                                                                  PRO FORMA
                                                                 (UNAUDITED)        ACTUAL
Revenues:
    Asset management and related fees.......................     $30,674,994     $40,456,343
    Research services.......................................       9,480,364      12,148,164
    Other income............................................         995,605       1,061,855
                                                                 -----------     -----------
            Total revenues..................................      41,150,963      53,666,362
                                                                 -----------     -----------
Expenses:
    Employee compensation and benefits......................      18,336,044      26,001,771
    Amortization of goodwill and other......................       2,911,384       2,720,969
    Other operating expenses................................      12,514,187      13,151,269
                                                                 -----------     -----------
    Operating income........................................       7,389,348      11,792,353
    Interest expense........................................       1,364,547         729,088
                                                                 -----------     -----------
    Income before provision for income taxes................       6,024,801      11,063,265
    Provision for income taxes..............................       2,738,954       4,851,034
                                                                 -----------     -----------
    Net income..............................................     $ 3,285,847     $ 6,212,231
                                                                 ===========     ===========
    Preferred stock dividends...............................         905,715         905,715
                                                                 -----------     -----------
    Net earnings available to common shareholder............     $ 2,380,132     $ 5,306,516
                                                                 ===========     ===========
    Pro forma earnings per common share and common share
      equivalents...........................................     $      0.30     $      0.57

    Pro forma earnings per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents considered outstanding during the period after giving effect to all dilutive common stock and common stock equivalent shares issued within twelve months of the public offering of the Company's common stock. For the purpose of this calculation, outstanding shares of Series A and Series B Convertible Preferred Stock are considered common stock equivalent shares.

                     CONNING CORPORATION AND SUBSIDIARIES

    The table below contains unaudited pro forma summary financial information for the year ended December 31, 1994 and was derived from the historical financial statements for Conning Corporation, GAIMCO and Conning Inc. and gives effect to (i) the Strategic Merger, (ii) the issuance of $13.0 million of debt by the Company at an interest rate of 7% per annum for the purpose of providing the $12.0 million cash portion of purchase price and payments of $1.0 million representing employment bonuses to certain employees, (iii) the issuance of $17.0 million of Series A Convertible Preferred Stock and (iv) the short term borrowing of $2.5 million from General American at an interest rate of 6.75% per annum by Conning Inc. effective prior to, and in anticipation of the Strategic Merger for the purpose of redeeming and retiring the 8% cumulative senior preferred stock. The pro forma information has been prepared assuming these transactions and arrangements were effected on January 1, 1994.

                                                       DECEMBER 31,
                                                           1994
                                                       -----------
                                                        PRO FORMA
                                                       (UNAUDITED)
Revenues..........................................     $22,016,698
                                                       -----------
Expenses:
    Operating expenses............................      16,689,461
    Amortization of goodwill and other............       2,911,384
                                                       -----------
    Operating income..............................       2,415,853
    Interest expense..............................       1,395,528
                                                       -----------
    Income before provision for income taxes......       1,020,325
    Provision for income taxes....................         919,014
                                                       -----------
    Net income....................................     $   101,311
                                                       ===========
    Preferred stock dividends.....................         905,715
                                                       -----------
    Net loss attributable to common
      shareholders................................     $  (804,404)
                                                       ===========

    The pro forma information presented in the previous two tables is not necessarily indicative of the results that would have been obtained had the transactions and arrangements taken effect on the assumed date, nor is the information intended to be a projection for any future period.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. For accounting purposes the Strategic Merger was effective at the close of business July 31, 1995. The contribution of GAIMCO to the Company as a result of the Strategic Merger is treated as a combination of entities under common control, using historical cost basis accounting.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions.

    Revenue Recognition--Asset management fees are determined based on contractual provisions and are earned at varying percentages of the assets under management. Such fees are accrued into income in the period in which the service is provided. Research fees, primarily in the form of commissions derived from securities transactions effected by the Company and, to a lesser extent, subscription fees for research publications, are recorded in income when services are provided or earned. Mortgage loan fee income, included in Asset Management and Related Fees, is earned through the origination of mortgage loans for General American, its affiliates and outside parties. The fees earned are based on agreements with the borrowers and is recognized at the closing of the mortgage commitment.

                     CONNING CORPORATION AND SUBSIDIARIES

Deferred mortgage loan origination fees represent moneys received for loan commitments that will be earned upon loan funding and are included in deferred revenue on the consolidated balance sheet.

    Cash and Cash Equivalents--Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less. The Company had funds on deposit with General American amounting to $5,386,747 and $6,449,642 at December 31, 1995 and 1996, which were readily convertible to cash and earns interest at the short-term money market rates. For purposes of the financial statements, such funds are considered cash equivalents.

    Short-Term Investments--Short-term investments are comprised of U.S. Government Securities and investment grade commercial paper having a maturity of one year or less and are carried at amortized cost, which approximates fair value.

    Investments--Marketable equity securities classified as trading securities are presented at fair value with corresponding unrealized gains or losses included in current period income. Marketable equity securities classified as available-for-sale are presented at fair value with corresponding unrealized gains or losses included as a separate component of shareholder's equity, net of deferred income taxes. Non-marketable investments in various private equity funds are held by the Company's broker-dealer subsidiary in accordance with generally accepted accounting principles for broker-dealers. Such investments are recorded using the equity method basis of accounting (including unrealized gains and losses). The changes in fair values are included in the consolidated statements of income.

    Equipment and Leasehold Improvements--Equipment is stated at cost, less accumulated depreciation provided on an accelerated method over periods not exceeding eight years. Leasehold improvements are stated at cost less, accumulated amortization provided on a straight-line basis over the term of the lease.

    Income Taxes--Income tax expense is based on income reported in the financial statements. Deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company files consolidated federal income tax returns with its subsidiaries.

    Goodwill--Goodwill arising from the Strategic Merger is being amortized on a straight-line basis over a period of 20 years. Accumulated amortization was $422,105 and $1,435,152 as of December 31, 1995 and 1996, respectively.
Goodwill is periodically reviewed to determine recoverability based on the discounted operating cash flows of the underlying business. At December 31, 1995 and 1996, no impairment was indicated.

    Other Assets--Included in other assets are costs associated with the purchase of a software license agreement (the "License Agreement") effective as of January 27, 1996. The total cost of the license is being amortized over the life of the License Agreement. As of December 31, 1996, $1,388,332 remains to be amortized over the four remaining years of the License Agreement. Total amortization of $311,667 is included in the consolidated statements of income for the year ended December 31, 1996. Also included in other assets is the unamortized cost of compensation relating to the Strategic Merger that is being amortized over a three year period ending August 11, 1998. Amortization of $866,806 and $1,707,918 is included in the consolidated statements of income for the years ended December 31, 1995 and 1996, respectively. The unamortized amount of $4,133,194 and $2,425,276 is included in other assets as of December 31, 1995 and 1996, respectively.

    Compensation Payable--Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation programs during the normal course of operations. Amounts are accrued in the period earned.

    Accrued Rent Liability--The Company has recorded as a liability the present value of the difference between a market rate lease and the contract rate in the lease for the Company's office space in Hartford, Connecticut as part of the fair value adjustments relating to the Strategic Merger. This difference is being amortized as a reduction of rent expense over the remaining lease period.

                     CONNING CORPORATION AND SUBSIDIARIES

    Preferred Stock--The carrying value of the convertible preferred stock is at original issue price plus accretion relating to any increase in the redemption value of the stock during the period. During 1995 and 1996, such accretion was $0 and $5,327,300, respectively.

    Other Income--Other income is comprised of investment income and other miscellaneous revenues.

    Non-cash employee compensation--The Company uses the intrinsic value method to account for stock option plans as prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB
25"). Under this method, compensation expense is recognized for awards of options to purchase shares of stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 permits companies to adopt a new fair value based method to account for stock option plans or to continue using the intrinsic value method. The Company intends to continue using the intrinsic value method and provides the pro forma disclosures in Note 12, as required by FAS 123.

    Use of estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities in the preparation of the financial statements. Actual results could differ from these estimates.

    Reclassifications--Certain amounts have been reclassified in prior years to conform to 1996 presentation.

NOTE 4--ACCOUNTS RECEIVABLE

    Accounts receivable include primarily amounts due for management fees, selling concessions due from underwriters and amounts due from other business activities of the Company. At December 31, 1995 and 1996, an allowance for doubtful accounts of $262,750 and $165,000 was applied as a reduction of accounts receivable, respectively. The change in the allowance in the current period was the result of management's assessment of the collectibility of the underlying receivables.

NOTE 5--INVESTMENTS

    At December 31, 1995 and 1996, the estimated fair value of marketable and non-marketable investments were as follows:

                                                          1995           1996
Marketable equity securities--trading (cost
  $83,600 and $46,250)............................     $   81,250     $   45,625
Marketable equity securities--Available-for-sale
  (cost $760,000).................................      1,160,000             --
                                                       ----------     ----------
    Total marketable securities...................     $1,241,250     $   45,625
                                                       ==========     ==========
Non-marketable equity securities (cost $5,000)....     $    9,250     $   10,945
Non-marketable partnership investments (cost
  $1,554,524 and $1,448,968)......................      1,766,363      1,745,986
                                                       ----------     ----------
    Total non-marketable investments..............     $1,775,613     $1,756,931
                                                       ==========     ==========

    The Company is a 1% general partner in various private equity funds. The value of the non-marketable partnership investments is accounted for using the equity method and updated periodically based upon changes in fair values and recorded in the consolidated statements of income. Additionally, the Company had no derivative investments during 1995 and 1996.

                     CONNING CORPORATION AND SUBSIDIARIES

NOTE 6--EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    At December 31, 1995 and 1996, equipment and leasehold improvements comprised the following:

                                                           1995          1996
Office equipment..................................     $  436,519     $  641,421
Computer equipment................................        442,685        468,950
Leasehold improvements............................        255,528        267,553
                                                       ----------     ----------
                                                        1,134,732      1,377,924
Less accumulated depreciation and amortization....        170,600        562,812
                                                       ----------     ----------
                                                       $  964,132     $  815,112
                                                       ==========     ==========

    Depreciation expense of $0, $170,600 and $447,070 on the above is included in the consolidated statements of income for the years ended December 31, 1994, 1995 and 1996, respectively. The Company owned no equipment or leasehold improvements during 1994.

    The Company occupies premises and rents certain office equipment under leases that are accounted for as operating leases and that have expiration dates through 2005. At December 31, 1996, the minimum net rental commitments of the Company for the periods indicated under the terms of these operating leases in excess of one year were approximately $6,342,000 as follows: $927,000 in 1997; $811,000 in 1998; $658,000 per year from 1999 to 2005.

NOTE 7--INCOME TAXES

    Prior to the Strategic Merger, GAIMCO was included in the consolidated Federal income tax returns of General American and its provisions for income taxes have been computed as if GAIMCO had filed a separate return. The provision for Federal and state income tax for the years ended December 31, 1994, 1995 and 1996, is as follows:

                                               1994          1995           1996
Current income tax provision............     $827,165     $1,755,497     $4,651,708
Deferred income tax provision...........           --        603,392        199,326
                                             --------     ----------     ----------
Total income tax provision..............     $827,165     $2,358,889     $4,851,034
                                             ========     ==========     ==========

    The differences between the expected United States Federal income tax provision at the statutory rate of 35% for 1994, 1995 and 1996 and the Company's actual Federal income tax rate are as follows:

                                                1994           1995            1996
Income before income taxes..............     $2,111,997     $5,771,040     $11,063,265
Federal income taxes at statutory
  rate..................................        739,198      2,019,864       3,872,143
Increases in income taxes resulting
  from:
    State tax, net of Federal...........         85,221        219,974         619,251
    Amortization of goodwill............             --        147,737         354,568
    Other, net..........................          2,746        (28,686)          5,072
                                             ----------     ----------     -----------
Federal income tax provision............     $  827,165     $2,358,889     $ 4,851,034
                                             ==========     ==========     ===========

                     CONNING CORPORATION AND SUBSIDIARIES

    The components of deferred income taxes for the years ended December 31, 1995 and 1996 are as follows:

                                                1995         1996
Accrued rent liability..................     $ 43,441    $  82,612
Employee costs..........................       54,759     (706,227)
Partnership investments.................       97,821      168,972
Accrued expense reserves................      421,657      252,396
Other, net..............................      (14,286)     401,573
                                             --------    ---------
Total deferred income tax provision.....     $603,392    $ 199,326
                                             ========    =========

    The Company's net deferred income tax assets represent the estimated future tax effects attributable to future taxable or deductible temporary difference between amounts recognized in the financial statements and income tax returns. At December 31, 1995 and 1996, the net deferred income tax asset is as follows:

                                                1995            1996
Accrued rent liability..................     $1,621,496     $1,538,884
Employee costs..........................        160,420        203,228
Other, net..............................        641,531        389,135
                                             ----------     ----------
Gross deferred income tax assets........      2,423,447      2,131,247
Valuation allowance.....................             --             --
                                             ----------     ----------
Deferred income tax assets, net of
  valuation allowance...................      2,423,447      2,131,247
                                             ----------     ----------
Depreciation............................       (152,162)      (192,324)
Unrealized appreciation on
  investments...........................       (314,830)            --
Employee costs..........................       (285,315)      (132,421)
Partnership investments.................        (64,671)      (233,643)
                                             ----------     ----------
Gross deferred income tax liabilities...       (816,978)      (558,388)
                                             ----------     ----------
Net deferred income tax assets..........     $1,606,469     $1,572,859
                                             ==========     ==========

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes the deferred tax assets will be fully realized in the future based upon consideration of the reversal of existing temporary differences, anticipated future earnings, and all other available evidence. Accordingly, no valuation allowance is established.

NOTE 8--DEBT

Long term:

    On August 11, 1995, the Company borrowed $13,000,000 from General American to fund certain payments made in connection with the Strategic Merger. Interest is payable on January 1 and September 1 at an annual rate of 7.0%. Principal payments are due in three equal annual installments of $4,333,333 commencing September 1, 2003. The Company prepaid $4,000,000 and $7,000,000 of principal plus accrued interest of $323,750 and $412,805 in 1995 and 1996, respectively. Management estimates the carrying value of long term debt approximates fair value.

    On February 26, 1997, the Company paid the remaining $2,000,000 outstanding on its long term debt along with accrued interest expense of $27,222.

Short term:

    On August 11, 1995, the Company borrowed $2,500,000 from General American to fund certain payments made in connection with the Strategic Merger. Interest is payable on January 1 and August 1 at an annual rate of 6.75%.

                     CONNING CORPORATION AND SUBSIDIARIES

Principal is due on August 11, 1996. The Company prepaid $2,000,000 and $500,000 of principal plus accrued interest of $58,688 and $14,250 during 1995 and 1996, respectively, which is included in the consolidated statements of income.

Lines of credit:

    At December 31, 1995 the Company had a line of credit with a commercial bank for $1,200,000. During 1996, the Company terminated the line of credit. There were no outstanding borrowings during 1995.

    At December 31, 1995 and 1996, the Company had a Revolving Subordinated Loan Agreement (the "Agreement") with a commercial bank for $2,000,000. The interest rate is agreed upon by the lender and the Company at the time of an advance. The Agreement expires on December 31, 1997. During 1996, the Company borrowed $2,000,000 for less than one week. There were no borrowings during 1995.

NOTE 9--PREFERRED STOCK

    The preferred stock of the Company is subject to the Shareholders Agreement and consists of (i) Series A Convertible Preferred Stock, par value $.01 per share and (ii) Series B Convertible Preferred Stock, par value $.01 per share.

    At December 31, 1995 and 1996, 3,190,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") were authorized, issued and outstanding. The Series A Preferred Stock pays dividends quarterly based on the 90 day United States Treasury Bill rate in effect on the previous payment date. Such dividends are cumulative. The Company declared dividends on the Series A Preferred Stock of $0.11 and $0.28 for the years ended December 31, 1995 and 1996, respectively. Declared but unpaid dividends totaling $223,300 are included in the Preferred Dividends Payable on the consolidated balance sheet at December 31, 1995 and 1996. The Series A Preferred Stock carries no voting rights and was issued as part of the Strategic Merger. Each share of Series A Preferred Stock is convertible into one share of Non-Voting Common Stock at the holder's election, or Voting Common Stock upon an initial public offering
(IPO). Pursuant to the Shareholders Agreement, if no IPO has occurred prior to August 11, 1998, the holders have a right to put their shares to General American at any time thereafter at fair value.

    On November 8, 1996, the Company commenced a private offering to certain employees and directors. This offering was for a new class of preferred stock designated Series B Convertible Preferred Stock (the "Series B Preferred Stock"). A total of 460,000 shares were sold at $5.33 per share adding $2,451,800 to preferred stock. In order to exercise the conversion, payment to the Company of an additional $1.67 per share is required.

    At December 31, 1996, 600,000 shares of Series B Preferred Stock were authorized and 460,000 shares were issued and outstanding. The Series B Preferred Stock pays dividends quarterly at a rate of 5% per annum and such dividends are cumulative. Declared but unpaid dividends totaling $12,515 are included in Preferred Dividends Payable on the consolidated balance sheet at December 31, 1996. The Series B Preferred Stock carries no voting rights. Each share of Series B Preferred Stock is convertible into one share of Non-Voting Common Stock at the holder's election and upon payment of the additional $1.67 per share to the Company.

    During January 1997, the Company issued an additional 15,000 shares of Series B Preferred Stock at $5.33 per share. If no IPO has occurred prior to November 22, 2001, the holders of the Series B Preferred Stock have a right to put their shares to the Company at any time thereafter at fair value.

NOTE 10--SHAREHOLDER'S EQUITY

    The board of directors of the Company is authorized to issue up to 20,000,000 shares each of Voting Common Stock and Non-Voting Common Stock, each with a par value of $.01 per share.

                     CONNING CORPORATION AND SUBSIDIARIES

NOTE 11--OTHER RELATED PARTY ACTIVITIES

    CAM acts as an investment adviser for the general and separate accounts of General American and its insurance subsidiaries as well as the General American Capital Company family of funds. Investment management fees earned from these affiliated entities for the years ended December 31, 1994, 1995 and 1996 amounted to $2,618,635, $12,573,489 and $14,300,267 respectively. The total investment management fees receivable from these affiliated entities at December 31, 1995 and 1996 amounted to $825,924 and $1,042,294, respectively. Certain officers and directors of the Company are also officers of General American and officers and/or directors of other General American affiliates.

    The Company is directly or indirectly, through intermediary partnerships, the managing general partner of certain private equity funds with an equity ownership interest of 1% in each fund. In total, the Company managed zero, seven and five funds during 1994, 1995 and 1996, respectively. Fees for managing these funds were $0, $1,295,330 and $4,006,038 for the years ended December 31, 1994, 1995 and 1996, respectively.

    The Company received underwriting fees and concessions in connection with the offering of shares of two companies which were partially owned by certain private equity funds managed by the Company. Such fees and concessions are included in research services and related fees and amounted to $0, $0 and $2,177,269 for the years ended December 31, 1994, 1995 and 1996.

    In connection with the November 8, 1996 private offering of Series B Preferred Stock, General American holds demand recourse notes from certain employees totaling $2,185,300. The notes bear interest of 6% which is payable semi-annually beginning July 1997.

    General American provides administrative services on request of the Company including disbursements, tax, facility management and other administrative support to the Company pursuant to an administrative services agreement. The following table list the expenses recorded by the Company for significant services provided by General American for the years ended December 31, 1995 and 1996:

                                      1995            1996
Employee costs................     $ 6,341,164     $ 7,103,724

Administrative accounting
fees..........................       2,108,624       2,765,129

Marketing and production
costs.........................         753,091       1,076,195

Professional services.........         802,221       1,002,482

Rent..........................         624,414         612,822

Computer services.............          50,591         118,008

All other operating costs.....       1,627,998       1,932,861
                                   -----------     -----------

                                   $12,308,103     $14,611,221
                                   ===========     ===========

    Costs for the year ended December 31, 1994 were not broken out in the components listed above, but rather were charged as one administrative fee in the amount of $871,221 and were included in other operating expenses.

    The above administrative costs are predominantly based on direct indentifiable costs incurred by General American on behalf of the Company and at the Company's request and are charged back to the Company at General American's cost. Where costs represent the result of allocations, such allocations are based on customary methodology such as square footage for rent and number of employees for payroll processing. The Company believes that such allocation methodologies are reasonable and that the resulting expenses incurred are not materially different from those that would have been incurred on a stand-alone basis.

                     CONNING CORPORATION AND SUBSIDIARIES

NOTE 12--STOCK OPTIONS

    On August 11, 1995, the shareholders approved the Company's 1995 Flexible Stock Plan which provides for the grant of options to purchase up to 2,100,000 shares of the Company's Non-Voting Common Stock to officers and other key employees of the Company and its affiliates. Terms and conditions (including price, exercise date and number of shares) are determined by the Board of Directors, which administers the plan. In the event of an initial public offering the options become 100% vested. All options were granted at fair value.

    On November 8, 1996, the shareholders approved the Company's 1996 Flexible Stock Plan which provides for the grant of options to purchase up to 2,100,000 shares of the Company's Non-Voting Common Stock to officers and other key employees of the Company and its affiliates. Terms and conditions (including price, exercise date and number of shares) are determined by the Board of Directors, which administers the plan.

                                                                         WEIGHTED AVERAGE
                                               NUMBER OF SHARES           EXERCISE PRICE
                                            ----------------------      -------------------
                                             DEC. 31,     DEC. 31,      DEC. 31,    DEC. 31,
                                              1995         1996          1995         1996

Outstanding, beginning of year..........           --    1,000,000       $  --        $5.33

Granted.................................    1,000,000      230,000        5.33         7.00

Exercised...............................           --           --          --           --

Canceled................................           --           --          --           --
                                            ---------    ---------       -----        -----

Outstanding, end of year................    1,000,000    1,230,000       $5.33        $5.64
                                            =========    =========       =====        =====
Exercisable, end of year................           --      200,000       $  --        $5.33
                                            =========    =========       =====        =====

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), in accounting for both the 1996 and 1995 Flexible
Stock Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The weighted-average grant-date fair value of stock options granted during the year and the weighted-average significant assumptions used to determine those fair values, using a modified Black-Scholes option pricing model, and the pro forma effect on earnings of the fair value accounting for stock options under FAS 123 are as follows:

                                                                    1995            1996
Grant-date fair value per share.............................     $     0.91  $        1.13

Significant assumptions:

    Risk-free interest rate at grant date...................           6.05%          5.70%

    Expected dividend payout................................     $        0     $        0

    Expected stock price volatility.........................            n/a            n/a

    Expected life to exercise (years).......................            2.5            2.5

Net Income..............................  As reported.......     $3,412,151     $6,212,231

                                          Pro forma.........     $3,336,484     $6,026,307

Pro forma earnings per common share.....  As reported.......                    $     0.57

                                          Pro forma.........                    $     0.55

NOTE 13--EMPLOYEE BENEFITS

    The Company has two retirement savings plans, a 401(k) Savings Plan (the "401(k) Plan") and the General American Life Insurance Company Progress Sharing Plan and Trust (the "Progress Sharing Plan"). The 401(k) Plan is available to substantially all Conning employees who were employed by Conning prior to the Strategic Merger. The Progress Sharing Plan is available to all employees employed by GAIMCO prior to the Strategic Merger and all employees employed subsequent to the Strategic Merger. The Company contributed $0, $286,170 and $547,127 on

                     CONNING CORPORATION AND SUBSIDIARIES
behalf of eligible employees for the years ended December 31, 1994, 1995 and 1996, respectively. Direct charges to the Company from General American for the Progress Sharing Plan were approximately $22,000, $359,000 and $310,000 for the years ended December 31, 1994, 1995 and 1996 which is included in the charges for administrative services from General American. One of the investment vehicles offered in the 401(k) Plan is managed by Conning.

    Pension Plan--Substantially all personnel who were employees of GAIMCO prior to the Strategic Merger were eligible for a defined benefit plan sponsored by General American through December 31, 1996. All costs are born and retained by General American. The plan is over funded as of December 31, 1995 and 1996. Therefore, no charges were made by General American to GAIMCO.

NOTE 14--LITIGATION

    One legal claim has arisen against Conning & Company during the normal course of the Company's non-securities and non-investment advisory services businesses. Although the matter is subject to uncertainty, as it remains in the preliminary stages and discovery has not been completed, the Company believes that Conning & Company has meritorious defenses to all claims and that the probable outcome should not have a material adverse effect upon the Company, its liquidity or its operations.

NOTE 15--COMMITMENTS AND CONTINGENCIES

    The Company through its subsidiary is, directly or through intermediary partnerships, a 1% general partner in certain private equity funds that the Company also manages. Capital contributions by the partners are called as needed for investments by the funds. At December 31, 1996, the Company's future commitment to fund such required capital contributions was approximately $273,000.

    The Company through its subsidiary has committed to Conning Connecticut Investors, L.L.C. (the "L.L.C."), a limited liability company of which the Company is the general partner and managing member, up to approximately $4,040,000 for purposes of capitalizing the general partner. The amount is payable only in the event of insolvency on the part of the L.L.C.

NOTE 16--NET CAPITAL REQUIREMENTS

    C&C is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and therefore is subject to a requirement of the SEC's Uniform Net Capital Rule, requiring the maintenance of certain minimal capital levels. At December 31, 1996, C&C had net capital, as defined by the Uniform Net Capital Rule, of $2,428,221 which was $1,824,367 in excess of the required net capital. CAM is also subject to minimum net capital requirements which are determined by state regulations in each of the states in which CAM is licensed to do business. As of December 31, 1996 and 1995, CAM was in compliance with all minimum state requirements.

NOTE 17--CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade account receivables and short term investments. Short term investments consist of investment grade commercial paper and approximate fair value because of the short maturity of these items. With the exception of trade receivables from General American and its affiliates, credit risk with respect to trade accounts receivable is limited due to the large number of customers and their dispersion across geographical areas. Investment management fees receivable from General American and their affiliated entities at December 31, 1995 and 1996 amounted to $825,924 and $1,042,294 respectively.

NOTE 18--PRO FORMA EARNINGS PER SHARE

    Pro forma earnings per share for the year ended December 31, 1996 is computed by dividing net income by the weighted average number of shares of common stock and dilutive common stock equivalents. For the purpose of this

                     CONNING CORPORATION AND SUBSIDIARIES
calculation, outstanding shares of Series A and Series B Convertible Preferred Stock and stock options are considered common stock equivalent shares for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued during the twelve month period prior to the date of the initial filing of the Company's Registration Statement have been included in the calculation, using the treasury stock method, as if they were outstanding for all periods presented. Specifically such common and common equivalent shares are comprised of (i) 475,000 shares of Series B Convertible Preferred Stock issued during such period (see Note 9), (ii) 230,000 options granted in 1996 (see Note 11) and (iii) 7,500 options granted in January 1997. The assumed initial public offering price for the purposes of this calculation only was $13.50 per share.

    Given that only 1996 results include full consolidated operations (see Note
1), the Company believes that presentation of historical earnings per share prior to 1996 would not be meaningful.

NOTE 19--INDUSTRY SEGMENT

    The Company is primarily engaged in a single line of business as a provider of investment management services, which comprises several types of services, such as discretionary asset management, investment accounting and reporting services, mortgage origination and servicing, private equity investments and institutional investment research. These activities constitute a single business segment.

NOTE 20--NEW ACCOUNTING PRONOUNCEMENT

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, reviewing the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS, (b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company has not yet determined the impact of the implementation of SFAS No. 128.

NOTE 21--SUBSEQUENT EVENTS

    In June, 1997, General American, pursuant to a call right, purchased 1,594,995 shares of the Company's Series A Preferred Stock from existing shareholders for $11.25 per share.

    In September, 1997, the Company filed a preliminary registration statement with the SEC to register 2,500,000 shares of Common Stock (excluding the over-allotment option) to be sold by the Company in an initial public offering.

                                  SCHEDULE I

                              CONNING CORPORATION
                             (PARENT COMPANY ONLY)

                           CONDENSED BALANCE SHEETS

                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                   1995            1996
                                  ASSETS
Cash and cash equivalents..................................................     $        --     $   424,263
Investments in subsidiaries................................................      31,079,378      31,230,081
Due from affiliates........................................................          30,150              --
Capitalized software, less accumulated depreciation of $0 and $311,667.....              --       1,388,333
Prepaid expenses and other assets..........................................          94,400           4,418
                                                                                -----------     -----------
            Total assets...................................................     $31,203,928     $33,047,095
                                                                                ===========     ===========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
Book overdraft.............................................................     $   349,959     $        --
Accrued expenses...........................................................         228,550         241,648
Due to affiliates..........................................................              --         848,282
Long term debt.............................................................       9,000,000       2,000,000
Other payable..............................................................              --         640,000
Deferred liabilities.......................................................              --         167,730
                                                                                -----------     -----------
            Total liabilities..............................................       9,578,509       3,897,660
                                                                                -----------     -----------
Series A convertible preferred stock, $.01 par value: 3,190,000 shares
  authorized, issued and outstanding.......................................      17,002,704      22,330,004
Series B convertible preferred stock, $.01 par value: 600,000 shares
  authorized, 460,000 issued and outstanding...............................              --       2,451,800
                                                                                -----------     -----------
            Total convertible preferred stock..............................      17,002,704      24,781,804
                                                                                -----------     -----------
Common stock, $.01 par value: 20,000,000 shares authorized; 6,710,000
  shares issued and outstanding............................................          67,100          67,100
Additional paid in capital.................................................       2,944,647       2,944,647
Retained earnings..........................................................       1,376,668       1,355,884
Unrealized appreciation on investments, net of deferred income taxes.......         234,300              --
                                                                                -----------     -----------
            Total common shareholder's equity..............................       4,622,715       4,367,631
                                                                                -----------     -----------
            Total liabilities and shareholder's equity.....................     $31,203,928     $33,047,095
                                                                                ===========     ===========

           See accompanying notes to condensed financial statements.

                                    CONNING CORPORATION
                                   (PARENT COMPANY ONLY)

                              CONDENSED STATEMENTS OF INCOME
                      FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                         1995           1996
Revenues:
    Dividend from subsidiary.....................................     $4,546,667     $5,925,000
    Management advisory fees.....................................             --        300,000
    Other income.................................................          5,291          5,644
                                                                      ----------     ----------
            Total revenues.......................................      4,551,958      6,230,644
                                                                      ----------     ----------

Expenses:
    Other expenses...............................................         18,317         67,899
    Interest expense.............................................        329,000        413,389
                                                                      ----------     ----------
            Total expenses.......................................        347,317        481,288
                                                                      ----------     ----------
    Income before benefit from income taxes......................      4,204,641      5,749,356
    Benefit from income taxes....................................        130,399         77,871
                                                                      ----------     ----------
    Income before equity in undistributed earnings of
      subsidiaries, net of taxes.................................      4,335,040      5,827,227
    Equity in undistributed earnings (loss) of subsidiaries, net
      of taxes...................................................       (922,889)       385,004
                                                                      ----------     ----------
    Net income...................................................      3,412,151      6,212,231
    Preferred stock dividends....................................        350,900        905,715
                                                                      ----------     ----------
    Net earnings available to common shareholders................     $3,061,251     $5,306,516
                                                                      ==========     ==========

           See accompanying notes to condensed financial statements.

                              CONNING CORPORATION
                             (PARENT COMPANY ONLY)

                      CONDENSED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                         1995            1996
Operating activities:
    Net income....................................   $  3,412,151    $  6,212,231
    Adjustment for items not affecting cash:
        Amortization of capitalized software......             --         311,667
        Changes in:
            Investment in subsidiaries............     (4,854,296)     (6,310,003)
            Due to/from affiliates................        (30,150)        878,432
            Prepaid expenses and other assets.....        (94,400)         89,982
            Accrued expenses......................        228,550          13,098
            Deferred liabilities..................             --         167,730
                                                     ------------    ------------
                Net cash provided by (used in)
                   operating activities...........     (1,338,145)      1,363,137
                                                     ------------    ------------
Investing activities:
    Purchase of software..........................             --        (940,000)
    Dividends received from subsidiaries..........      4,546,667       5,925,000
                                                     ------------    ------------
                Net cash provided by investing
                   activities.....................      4,546,667       4,985,000
                                                     ------------    ------------
Financing activities:
    Borrowings on long term debt..................     13,000,000              --
    Repayments on long term debt..................     (4,000,000)     (7,000,000)
    Repayments on other payables..................             --        (120,000)
    Acquisition of Conning, net of cash
      acquired....................................    (12,207,581)             --
    Issuance of Series B preferred stock..........             --       2,451,800
    Dividends on preferred stock..................       (350,900)       (905,715)
                                                     ------------    ------------
                Net cash provided by (used in)
                   financing activities...........     (3,558,481)     (5,573,915)
                                                     ------------    ------------
Net change in cash and cash equivalents...........       (349,959)        774,222
Book overdraft, beginning of year.................             --        (349,959)
                                                     ------------    ------------
Cash and cash equivalents (book overdraft), end of
  year............................................   $   (349,959)   $    424,263
                                                     ============    ============
Supplemental disclosure of cash flow information:
    Cash paid for:
        Interest..................................   $    323,750    $    412,806
        Income taxes..............................             --              --
    Supplemental disclosure of non-cash
      information:
        Contribution of GAIMCO....................   $  1,327,164              --
        Accretion on Series A Preferred Stock.....             --    $  5,327,300

           See accompanying notes to condensed financial statements.

                              CONNING CORPORATION
                             (PARENT COMPANY ONLY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                          DECEMBER 31, 1995 AND 1996

NOTE 1--ORGANIZATION

    The condensed financial statements of Conning Corporation (the "Company") should be read in conjunction with the consolidated financial statements of Conning Corporation and Subsidiaries and the notes thereto. Investment in subsidiary is accounted for under the equity method.

NOTE 2--RELATED PARTY TRANSACTIONS

    During 1996, the Company provided the use of its software to its subsidiaries through administrative services agreements. Charges were $312,000 during 1996 which approximated the amortization of the software during the period.

    The amount of cash dividends paid to the Company by consolidated subsidiaries of the Company amounted to approximately $4,547,000 and $5,925,000 for the years ended December 31, 1995 and 1996, respectively. There are no restrictions on the payment of dividends, except for those stipulated by certain regulatory authorities applicable to Conning & Company. Conning & Company's ability to pay dividends is limited to capital in excess of a defined minimum requirement as set forth in Securities and Exchange Commission Rule 15c3-1.

NOTE 3--CAPITAL TRANSACTIONS

    The board of directors of the Company is authorized to issue up to 20,000,000 shares of Common Stock with a par value of $0.01 per share. There were 6,710,000 shares issued and outstanding at December 31, 1995 and 1996.

    The preferred stock of the Company consists of (i) Series A Convertible Preferred Stock, par value $0.01 per share and (ii) Series B Convertible Preferred Stock, par value $0.01 per share.

    At December 31, 1995, 3,190,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") were authorized, issued and outstanding. The Series A Preferred Stock pays dividends quarterly based on the 90 day United States Treasury Bill rate in effect on the previous payment date. Such dividends are cumulative. The Company declared dividends on the Series A Preferred Stock of $0.11 and $0.28 per share for the years ended December 31, 1995 and 1996, respectively.

    On November 8, 1996, the Company commenced a private offering to certain employees and directors. This offering was for a new class of non-voting preferred stock designated Series B Convertible Preferred Stock (the "Series B Preferred Stock"). A total of 460,000 shares were sold at $5.33 per share adding $2,451,800 to preferred stock. At December 31, 1996, 600,000 shares of Series B Preferred Stock were authorized and 460,000 shares were issued and outstanding. The Series B Preferred Stock pays dividends quarterly at a rate of 5% per annum and such dividends are cumulative. The Series B Preferred Stock carries no voting rights and each share is convertible into one share of Non-Voting Common Stock at the holder's election and upon payment of an additional $1.67 per share to the Company.

    During January 1997, the Company issued an additional 15,000 shares of Series B Preferred Stock at $5.33 per share.

    The carrying value of the convertible preferred stock is at original issue price plus accretion relating to any increase in the redemption value of the stock during the period. During 1995 and 1996, such accretion was $0 and $5,327,300, respectively.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Conning, Inc.:

We have audited the accompanying consolidated balance sheet of Conning, Inc. and subsidiaries as of June 30, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the six-month period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conning, Inc. and subsidiaries as of June 30, 1995 and the results of their operations and their cash flows for the six-month period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                                     /s/  KPMG Peat Marwick LLP

St. Louis, Missouri
November 14, 1997
                                     F-28

                   CONNING INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEET
                           JUNE 30, 1995

                              ASSETS

Current assets:

    Cash and cash equivalents.....................     $ 3,408,483

    Short-term investments........................       4,487,422

    Accounts receivable, net......................       3,270,269

    Marketable equity securities..................       1,043,290

    Prepaid expenses and other current assets.....         422,752
                                                       -----------

            Total current assets..................      12,632,216

Non-marketable investments at value...............       1,341,771

Equipment and leasehold improvements, at cost,
  less accumulated depreciation and amortization
  of $2,330,448...................................       1,120,484

Deferred income taxes.............................         908,740
                                                       -----------

            Total assets..........................     $16,003,211
                                                       ===========

               LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Compensation payable..........................       1,436,526

    Deferred revenue..............................         288,959

    Accounts payable and other accrued expenses...       2,948,303

    Income taxes payable..........................          39,153
                                                       -----------

            Total current liabilities.............       4,712,941

Accrued rent liability............................       2,214,525
                                                       -----------

            Total liabilities.....................       6,927,466
                                                       -----------

8% Cumulative senior preferred stock, $0.01 par
  value: 1,000,000 shares authorized;
  160,000 issued and outstanding at stated value
  of $22.82 per share.............................       3,650,000
                                                       -----------

            Total preferred stock.................       3,650,000
                                                       -----------

Non-voting common stock, $0.01 par value: 100,000
  shares authorized; 24,350 shares issued and
  outstanding.....................................             244

Common stock, $.01 par value: 1,000,000 shares
  authorized; 83,204 shares issued and outstanding             832

Additional paid in capital........................       1,428,796

Retained earnings.................................       4,954,707

Unrealized appreciation on investments, net of
  deferred income taxes...........................         158,020

Treasury stock, at cost (22,633 common shares)....      (1,116,854)
                                                       -----------

            Total common shareholder's equity.....       5,425,745
                                                       -----------

            Total liabilities and shareholder's
             equity...............................     $16,003,211
                                                       ===========

   See accompanying notes to consolidated financial statements.

                   CONNING INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1995

Revenues:

    Asset management and related fees.............    $ 5,661,690

    Research services.............................      4,563,802

    Other income..................................        275,122
                                                      -----------

            Total revenues........................     10,500,614
                                                      -----------

Expenses:

    Employee compensation and benefits............      5,322,480

    Occupancy and equipment costs.................        715,532

    Marketing and production costs................      1,176,887

    Professional services.........................        548,325

    Other operating expenses......................        645,931
                                                      -----------

            Total expenses........................      8,409,155
                                                      -----------

    Income before provision for income taxes......      2,091,459

    Provision for income taxes....................        808,838
                                                      -----------

    Net income....................................    $ 1,282,621
                                                      ===========

    Preferred stock dividends.....................        160,000
                                                      -----------

    Net earnings available to common
      shareholders................................    $ 1,122,621
                                                      ===========

     See accompanying notes to consolidated financial statements.

                                                 CONNING INC. AND SUBSIDIARIES

                                    CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                                         FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1995

                                                                                         UNREALIZED
                                                                                         APPRECIATION                     TOTAL
                                                              ADDITIONAL                     ON                           COMMON
                                                   COMMON      PAID IN       RETAINED    INVESTMENTS,    TREASURY      SHAREHOLDERS'
                                                    STOCK      CAPITAL       EARNINGS        NET           STOCK           EQUITY
Balance, December 31, 1994.....................    $1,065    $1,357,382     $3,832,086    $ 46,728      $(1,051,327)    $4,185,934

Exercise of stock options for 1,100 common
  shares.......................................        11        71,414                                                     71,425

Purchase of 1,735 common shares of treasury
  stock........................................                                                             (65,527)       (65,527)

Change in unrealized appreciation of
  investment, net of
  deferred income taxes........................                                            111,292                         111,292

Dividend on Preferred Stock....................                               (160,000)                                   (160,000)

Net income.....................................                              1,282,621                                   1,282,621
                                                   ------    ----------     ----------    --------      -----------     ----------

Balance, June 30, 1995.........................    $1,076    $1,428,796     $4,954,707    $158,020      $(1,116,854)    $5,425,745
                                                   ======    ==========     ==========    ========      ===========     ==========

         See accompanying notes to consolidated financial statements.

                         CONNING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1995

Operating activities:

    Net income....................................    $ 1,282,621

    Adjustment for items not affecting cash:

        Depreciation..............................        150,441

        Net unrealized appreciation on
          non-marketable securities...............         (2,672)

        Accretion of discounts on short-term
          investments.............................       (130,886)

        Net appreciation on securities purchased
          held for market making..................       (247,040)

        Changes in:

            Accounts receivable...................        (18,599)

            Prepaid expenses and other assets.....       (632,510)

            Accounts payable and other accrued
              expenses............................      1,049,004

            Deferred revenue......................         23,303

            Accrued rent liability................        (49,012)

            Compensation payable..................       (488,297)
                                                      -----------

                Net cash provided by operating
                   activities.....................        936,353
                                                      -----------

Investing activities:

    Purchases of non-marketable securities........        (28,283)

    Purchases of short-term investments...........     (4,368,258)

    Maturities of short-term investments..........      4,600,000

    Purchases of equipment, net...................       (285,309)
                                                      -----------

                Net cash used in investing
                   activities.....................        (81,850)
                                                      -----------

Financing activities:

    Dividend on 8% Cumulative Senior Preferred
      Stock.......................................       (160,000)

    Purchase of treasury stock....................        (65,527)

    Exercise of stock options.....................         71,425
                                                      -----------

                Net cash used in financing
                   activities.....................       (154,102)
                                                      -----------

Net increase in cash and cash equivalents.........        700,401

Cash and cash equivalents, beginning of period....      2,708,082
                                                      -----------

Cash and cash equivalents, end of period..........    $ 3,408,483
                                                      ===========

Supplemental disclosure of cash flow information:

Cash paid for:

    Interest......................................    $        --

    Income taxes..................................      1,345,594

      See accompanying notes to consolidated financial statements.

                          CONNING INC. & SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1995

NOTE 1--ORGANIZATION

    Conning Inc. and subsidiaries (the "Corporation", formerly known as Conning Corporation), a Delaware corporation, is a holding company whose wholly-owned subsidiary, Conning & Company ("Conning"), is a registered investment adviser with the Securities and Exchange Commission under the Investment Advisers Act and is primarily an asset management and research company concentrating on the insurance industry. Conning is also a registered broker dealer and a member of the National Association of Securities Dealers, Inc. The Corporation also owns another inactive subsidiary having no operations or activity since 1992.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying consolidated financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles. The significant accounting policies followed by the Corporation and its subsidiaries are summarized below:

    Principles of Consolidation--The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany balances and transactions.

    Revenue Recognition--Asset management fees are determined based on contractual provisions and are earned at varying percentages of the assets under management. Such fees are accrued into income in the period in which the service is provided. Research fees, primarily in the form of commissions derived from securities transactions effected by the Company and, to a lesser extent, subscription fees for research publications, are recorded in income when services are provided or earned.

    Cash and Cash Equivalents--Cash and cash equivalents for purposes of the financial statements represent cash and highly liquid investments with original maturities of three months or less.

    Short-Term Investments--Short-term investments are comprised of U.S. Government Securities and investment grade commercial paper having a maturity of one year or less, and are carried at amortized cost, which approximates fair value.

    Investments--Marketable equity securities classified as trading securities are presented at fair value with corresponding unrealized gains or losses included in current period income. Marketable equity securities classified as available-for-sale are presented at fair value with corresponding unrealized gains or losses included as a separate component of shareholders' equity, net of deferred income taxes. Non-marketable investments in various private equity funds are held at fair value by the Company's broker-dealer in accordance with generally accepted accounting principles for broker-dealers. Such investments are recorded using the equity method basis of accounting (including unrealized gains and losses). The changes in fair values are included in the consolidated statements of income.

    Equipment and Leasehold Improvements--Equipment is stated at cost, less accumulated depreciation provided on an accelerated method over periods not exceeding eight years. Leasehold improvements are stated at cost, less accumulated amortization provided on a straight line basis over the term of the lease.

    Income Taxes--Income tax expense is based on income reported in the financial statements. Deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Corporation files consolidated federal and combined state income tax returns with its subsidiaries. The Corporation records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized.

    Rent Expense--The Corporation received financial incentives as well as a stepped rental rate structure regarding its lease at the Corporation's main premises. The Corporation is recording all incentives and rental rates in its results of operations as if they occurred evenly throughout the term of the lease. In connection with such incentives, the

                          CONNING INC. & SUBSIDIARIES

Corporation issued a $350,000 letter of credit to the landlord in the event of default under the lease. The letter of credit was outstanding at June 30, 1995.

    Compensation Payable--Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation programs during the normal course of business. Amounts are accrued in the period earned.

    Non-cash employee compensation--The Company uses the intrinsic value method to account for stock option plans as prescribed by the Accounting Principles Opinion Board No. 25, "Accounting for Stock Issued to Employees" ("APB
25"). Under this method, compensation expense is recognized for awards of options to purchase shares of stock to employees under compensatory plans if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock.

    Other income--Other income is comprised of investment income and other miscellaneous revenues.

    Use of estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities in the preparation of the financial statements. Actual results could differ from these estimates.

    New Accounting Pronouncement--In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 permits companies to adopt a new fair value based method to account for stock option plans or to continue using the intrinsic method and provide pro forma disclosures. This statement is effective for periods beginning after December 15, 1995. The Company intends to continue using the intrinsic value method and will provide the pro forma disclosures in the notes to the consolidated financial statements.

NOTE 3--ACCOUNTS RECEIVABLE

    Accounts receivable include primarily amounts due for management fees, selling concessions due from underwriters and amounts due from other business activities of the Corporation. At June 30, 1995, an allowance for doubtful accounts of $212,750 was applied as a reduction of accounts receivable.

NOTE 4--INVESTMENTS

    At June 30, 1995, the estimated fair value of marketable and non-marketable investments were as follows:

Marketable Equity Securities--Trading (cost
  $285,921)...........................................  $  283,290
Marketable Equity Securities--Available-for-sale (cost
  $490,000)...........................................     760,000
                                                        ----------
  Total marketable securities.........................  $1,043,290
                                                        ----------
Non-marketable equity securities (cost $16,625).......      18,933
Non-marketable partnership investments (cost
  $1,300,483).........................................   1,322,838
                                                        ----------
Total non-marketable investments......................  $1,341,771
                                                        ==========

    The Corporation is a 1% general partner in various private equity funds. The value of the non-marketable partnership investments is accounted for using the equity method and updated periodically based upon changes in fair values and recorded in the consolidated statements of income. Additionally, the Company had no derivative investments as of or during the six month period ended June 30, 1995.

                          CONNING INC. & SUBSIDIARIES

NOTE 5--EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements as of June 30, 1995 comprised the following:

Office equipment......................................  $1,300,406
Data processing equipment.............................   1,704,284
Leasehold improvements................................     446,242
                                                        ----------
                                                         3,450,932
Less accumulated depreciation and amortization........   2,330,448
                                                        ----------
                                                        $1,120,484
                                                        ==========

    Depreciation expense for the six month period ended June 30, 1995, was $150,441 on the above and is included in other operating expenses in the consolidated statement of income. The Corporation occupies premises and rents certain office equipment under leases that are accounted for as operating leases and that have expiration dates through 2005. Rentals under these leases aggregated approximately $511,700 for the six month period ended June 30, 1995, after reduction for rent received from subleases of approximately $75,050 during the period.

    At June 30, 1995, the minimum net rental commitments of the Corporation for the periods indicated under the terms of these operating leases in excess of one year were approximately $7,353,000 as follows: $417,000 remaining in 1995, $829,000 in 1996, $777,000 in 1997, $743,000 in 1998; $734,000 per year from
1999-2004, and $183,000 in 2005.

NOTE 6--INCOME TAXES

    The provision for federal and state income taxes for the six month period ended is as follows:

Current income tax provision..........................  $1,607,599
Deferred income tax benefit...........................    (798,761)
                                                        ----------
Total income tax provision............................  $  808,838
                                                        ==========

    The differences between the expected United States Federal income tax provision at the statutory rate of 34% and the Corporation's actual Federal income tax rate for the six month period ended June 30, 1995 are as follows:

Income before income taxes............................  $2,091,459
Federal income taxes at statutory rate................     711,096
Changes in income taxes resulting from:
    State tax, net of federal.........................     159,407
    Other, net........................................     (61,665)
                                                        ----------
Federal income tax provision..........................  $  808,838
                                                        ==========

    The components of deferred income taxes for the six month period ended June 30, 1995, are as follows:

Accrued rent liability................................  $  24,037
Partnership investments...............................   (719,167)
Accrued expense reserves..............................    (14,441)
Other, net............................................    (89,190)
                                                        ---------
Total deferred income tax benefit.....................  $(798,761)
                                                        =========

                          CONNING INC. & SUBSIDIARIES

    The Corporation's net deferred income tax assets represent the estimated future tax effects attributable to future taxable or deductible temporary difference between amounts recognized in the financial statements and income tax returns. At June 30, 1995, the net deferred income tax assets are as follows:

Accrued rent liability................................  $ 917,369
Partnership investments...............................    710,637
Other, net............................................    290,076
                                                        ---------
Gross deferred income tax assets......................  1,918,082
Valuation allowance...................................   (701,251)
                                                        ---------
Deferred income tax assets, net of valuation
  allowance...........................................  1,216,831
                                                        ---------
Depreciation..........................................   (158,961)
Unrealized appreciation on investments................   (149,130)
                                                        ---------
Gross deferred income tax liabilities.................   (308,091)
                                                        ---------
Net deferred income tax assets........................  $ 908,740
                                                        =========

NOTE 7--SHORT-TERM BORROWINGS

    At June 30, 1995, the Corporation had a line of credit with a commercial bank for $1,200,000. The interest rate is based on LIBOR plus 150 basis points. There were no outstanding borrowings during the six month period ended June 30, 1995.

NOTE 8--PREFERRED STOCK AND SHAREHOLDERS' EQUITY

    The board of directors of the Corporation is authorized to issue up to 1,000,000 shares of common stock, 100,000 shares of non-voting common stock and 1,000,000 shares of preferred stock. All shares have a par value of $.01 per share. The board of directors is authorized to set the terms, limitations, preferences and series of preferred stock.

    On February 25, 1993, a non-affiliated financial services insurance holding company (Insurance Holding Company) purchased all of the then outstanding Corporation's Non-Voting Series A Preferred Stock, which was subject to mandatory redemption, from the previous shareholders. On the same date, the Corporation entered into an agreement with the Insurance Holding Company to exchange the shares of Non-Voting Series A Preferred Stock for 160,000 shares of 8% Cumulative Senior Preferred Stock ("Senior Preferred Stock") valued at $22.8125 per share ($3,650,000 aggregate), all of the 24,350 shares of non-voting common stock valued at $36.50 per share ($888,775 aggregate) and cash of $261,225. The Senior Preferred Stock was issued at a discount from a face value of $4,000,000. The holders of the Senior Preferred Stock have voting rights only with respect to certain matters, including an election of two members of the board of directors representing less than a majority of the board, and are entitled to receive cumulative dividends at the annual rate of $2.00 per share payable semi-annually.

    The Senior Preferred Stock, plus any accrued and unpaid dividends, may be redeemed by the Corporation on or after March 31, 1994 with the approval of the Corporation's Board of Directors. No redemptions occurred during the six month period ended June 30, 1995. The Preferred Stock was redeemable at $24.0625 per share ($3,850,000 aggregate) if redeemed between March 31, 1994 through March 30, 1997; and at $25.00 per share ($4,000,000 aggregate) if redeemed on or after March 31, 1997. In connection with the exchanges as described above, the Corporation has issued warrants to subsidiaries of the Insurance Holding Company to purchase 31% of the Corporation's fully diluted common shares, at a price determined by the common stock book value per share, if the Senior Preferred Stock was not fully redeemed by February 25, 1999.

    The voting shareholders of common stock are entitled to vote on all matters requiring shareholder action. All voting common shares issued by the Corporation are subject to a Shareholder's Agreement. Under this agreement, no transfer of shares is permitted except with the consent of the Corporation's Board of Directors. Upon termination of

                          CONNING INC. & SUBSIDIARIES
employment, or other event as described in the agreement, all voting common stock shares of the Corporation held must be sold back to the Corporation at a price determined in accordance with the agreement.

    The Corporation did not declare any dividends on common stock shares outstanding during the six month period ended June 30, 1995. The Corporation is also restricted as to the amount of dividends that can be declared since Conning is a registered broker-dealer who is required to maintain a minimum net capital balance of approximately $273,000 at June 30, 1995, pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 9--RELATED PARTY ACTIVITIES

    The Corporation is the holder of notes receivable for the principal sum of $200,000 bearing interest at the rate of 8.0% per annum from a non-public reinsurance broker of which the Corporation owns a nominal interest. Members of the board of directors of the Corporation, who are also members of senior management, serve as Board members of the reinsurance broker. The notes were due in installments of $125,000 and $75,000 on September 1, 1995 and August 1, 1997, respectively. Subsequently, the notes were paid in full in October, 1995. Interest is due semi-annually and interest income of $8,000 is included in the statement of income for the six month period ended June 30, 1995.

    The Corporation provided investment management services to the holder of the non-voting common stock. Investment management fees of approximately $346,000 were earned for the six month period ended June 30, 1995. The Corporation also is the general partner for six affiliated private equity funds with a 1% equity ownership interest in each fund. Fees for managing these funds were approximately $1,632,000 for the six month period ended June 30, 1995.

NOTE 10--STOCK OPTIONS AND EMPLOYEE BENEFITS

    The Corporation has a Stock Option Plan (the "Plan") that allows the
Board of Directors to grant incentive and/or non-qualified stock options to key employees and directors of the Corporation and its affiliates. The options are exercisable in equal installments over a period of two years from the date of grant and no later than ten years from the date of grant. A total of 83,876 shares of the Corporation's common stock have been reserved for issuance pursuant to the Plan. Transactions under the stock option plan as of June 30, 1995 are summarized as follows:

                                                                                            AVERAGE
                                                                              NUMBER       EXERCISE
                                                                             OF SHARES       PRICE
                                                                             ---------     --------
Outstanding, beginning of period........................................      34,535         $35.92
Granted.................................................................          --             --
Exercised...............................................................       1,100          64.93
Canceled................................................................         826          38.11
                                                                              ------         ------
Outstanding, end of period..............................................      32,609         $34.89
                                                                              ======         ======
Exercisable, end of period..............................................      25,369         $28.13
                                                                              ======         ======

    401(k) Savings Plan--Conning has a 401(k) savings plan ("the 401(k)
Plan") for which substantially all employees are eligible. In addition to employee contributions, Conning accrued approximately $259,800 on behalf of the eligible employees for the six month period ended June 30, 1995. The 401(k) Plan offers six investment vehicles in addition to a self-directed option. One of the investment vehicles is managed by Conning.

NOTE 11--NET CAPITAL REQUIREMENTS

    The Corporation's principal subsidiary, Conning, is subject to a requirement of the SEC's Uniform Net Capital Rule, requiring the maintenance of certain minimal capital levels. At June 30, 1995, Conning had net capital, as defined by the Uniform Net Capital Rule, of approximately $6,263,000, which was approximately $5,990,000 in excess of the required net capital.

                          CONNING INC. & SUBSIDIARIES

NOTE 12--COMMITMENTS AND CONTINGENCIES

    Two legal claims have arisen during the normal course of business of the Corporation's non-securities and non-investment advisory services businesses. While the Corporation believes it has meritorious defenses against the suits, the ultimate resolution of the matters and the related impact on these financial statements is based upon estimates of the likely outcome. Management of the Corporation, after consultation with legal counsel, believes its aggregate accrual relating to litigation is adequate as of June 30, 1995. Subsequent to June 30, 1995, one of the two claims was resolved with no material impact to the financial statements.

    Conning is a 1% general partner in certain private equity funds that the subsidiary also manages. At June 30, 1995, Conning's future commitment to fund such required capital contributions was approximately $440,000.

NOTE 13--SUBSEQUENT EVENTS

    On August 11, 1995 all of the outstanding common stock of the Corporation was acquired by Conning Corporation, formerly known as Conning Asset Management Company--name change effective July 31, 1996. Conning Corporation is owned by General American Holding Company, a wholly owned subsidiary of General American Life Insurance Company.

    As a result of the acquisition by Conning Corporation, the shareholders of Conning Inc. contributed all of their stock to Conning Corporation in a Section 351 merger transaction (the "Strategic Merger") in exchange for cash and convertible preferred stock of Conning Corporation. Additionally, all of the outstanding shares of the 8% Cumulative Senior Preferred Stock were redeemed and retired.

    In September 1997, Conning Corporation filed a preliminary registration statement with the Securities and Exchange Commission to register 2,500,000 shares of Common Stock (excluding the over-allotment option) to be sold by Conning Corporation in an initial public offering.
                                     F-38

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 21, 1995, except for Note 12, as to which the date is September 19,
1997

To the Board of Directors and
Shareholders of Conning Inc.

    In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Conning Inc. & Subsidiaries (formerly known as Conning Corporation) at December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2 to the financial statements, the Company changed its method for accounting for equity investments in 1994.

/s/ Price Waterhouse LLP

                    CONNING INC. & SUBSIDIARIES

           CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                         DECEMBER 31, 1994
                      ASSETS
Cash and cash equivalents.........................  $ 2,708,082
Short-term investments............................    4,588,279
Underwriting fees and commissions receivable......      657,130
Accounts receivable...............................    2,205,076
Affiliate receivables.............................      389,464
Investments.......................................    1,917,066
Equipment and leasehold improvements, at cost,
  less accumulated depreciation and amortization
  of $2,180,005...................................      985,616
Prepaid expenses and deferred charges.............      308,668
Other assets......................................      469,021
                                                    -----------
    Total assets..................................  $14,228,402
                                                    ===========

       LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts and notes payable to former
  shareholders....................................  $   569,009
Compensation payable..............................    1,924,823
Deferred revenue..................................      265,656
Accrued rent expense..............................    2,263,537
Accounts payable and other accrued expenses.......    1,369,443
                                                    -----------
    Total liabilities.............................    6,392,468
                                                    -----------
8% Cumulative senior preferred stock, $.01 par
  value: 1,000,000 share authorized; 160,000
  issued and outstanding at stated value of
  $22.82 per share................................    3,650,000
                                                    -----------
Non voting common stock, $.01 par value: 100,000
  shares authorized; 24,350 shares issued and
  outstanding.....................................          244
Common stock, $.01 par value: 1,000,000 shares
  authorized; 82,104 shares issued and
  outstanding.....................................          821
Capital in excess of par value....................    1,357,382
Retained earnings.................................    3,832,086
Unrealized appreciation on investments, net of
  deferred income taxes...........................       46,728
Treasury stock, at cost (20,898 shares)...........   (1,051,327)
                                                    -----------
    Total common shareholders' equity.............    4,185,934
                                                    -----------
    Total shareholders' equity....................    7,835,934
                                                    -----------
    Total liabilities and shareholders' equity....  $14,228,402
                                                    ===========

     See accompanying notes to consolidated financial statements.

                          CONNING INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

Revenue
    Asset management and related fees.............  $ 9,839,771
    Research services.............................    8,164,765
    Other.........................................      472,211
                                                    -----------
        Total revenue.............................   18,476,747
                                                    -----------

Expenses
    Employee compensation and benefits............   10,195,854
    Occupancy and equipment costs.................    1,450,080
    Marketing and production costs................    2,029,390
    Professional fees.............................      784,507
    Other operating expenses......................    1,265,603
                                                    -----------
        Total expenses............................   15,725,434
                                                    -----------
    Income before provision for income taxes......    2,751,313
    Provision for income taxes....................    1,243,822
                                                    -----------
    Net income....................................  $ 1,507,491
                                                    ===========
   See accompanying notes to consolidated financial statements.

                          CONNING INC. & SUBSIDIARIES

          CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                  COMMON SHAREHOLDERS' EQUITY
                                              ---------------------------------------------------------------------
                                                          CAPITAL IN                    UNREALIZED
                              PREFERRED       COMMON     EXCESS OF PAR    RETAINED        STOCK
                                STOCK         STOCK          VALUE        EARNINGS     APPRECIATION   TREASURY STOCK
Balance, December 31,
  1993...................     $3,650,000      $  927      $  486,706     $2,644,595                    $  (579,871)
Issuance of 13,775 shares
  of common stock........                        138         870,676
Purchase of treasury
  stock, 7,830 shares....                                                                                 (471,456)
Unrealized appreciation
  of investments, net of
  deferred income
  taxes..................                                                                 $46,728
Dividend on 8% Cumulative
  Senior Preferred
  Stock..................                                                  (320,000)
Net Income...............                                                 1,507,491
                              ----------      ------      ----------     ----------       -------      -----------
Balance, December 31,
  1994...................     $3,650,000      $1,065      $1,357,382     $3,832,086       $46,728      $(1,051,327)
                              ==========      ======      ==========     ==========       =======      ===========

         See accompanying notes to consolidated financial statements.

                          CONNING INC. & SUBSIDIARIES

                    CONSOLIDATED STATEMENT OF CASH FLOWS
                    FOR THE YEAR ENDED DECEMBER 31, 1994

Operating activities:
    Net income....................................  $ 1,507,491
    Adjustment for items not affecting cash
        Depreciation and amortization.............      441,930
        Deferred income tax provision.............       49,272
        Net unrealized appreciation on
         non-marketable securities................      (39,639)
        Net purchases of securities held for
         market making............................      (23,000)
        Accretion of discounts on short-term
         investments..............................      (82,709)
        Changes in:
            Receivables...........................      572,924
            Prepaid expenses, deferred charges and
             other assets.........................       (3,780)
            Payables..............................     (613,395)
            Deferred revenue......................      (98,256)
            Accrued rent expense..................       (9,521)
            Compensation payable..................    1,664,625
                                                    -----------
                Net cash provided by operating
                  activities......................    3,365,942
                                                    -----------
Investing activities:
        Purchases of non-marketable securities....      (76,650)
        Distribution from non-marketable
         partnership investments..................      127,431
        Purchases of equipment, net...............      (29,094)
        Purchases of short-term investments.......   (6,005,570)
        Maturities of short-term investments......    1,500,000
                                                    -----------
                Net cash (used for) provided by
                  investing activities............   (4,483,883)
                                                    -----------
Financing activities:
        Dividend on 8% Cumulative Senior Preferred
         Stock....................................     (320,000)
        Issuance of common stock, net of issuance
         cost.....................................      870,814
        Issuance of employee loans................     (324,081)
        Repayments of employee loans..............      143,036
        Payments to former shareholders...........      (66,900)
        Purchase of treasury stock................      (26,845)
                                                    -----------
            Net cash provided by (used for)
             financing activities.................      276,024
                                                    -----------
Non-cash financing activities:
        Notes and amounts payable to former
         shareholders.............................      444,611
        Purchase of treasury stock................     (444,611)
                                                    -----------
Net non-cash financing activities.................           --
                                                    -----------
Net change in cash and cash equivalents...........     (841,917)
Cash and cash equivalents, beginning of year......    3,549,999
                                                    -----------
Cash and cash equivalents, end of year............  $ 2,708,082
                                                    ===========
Cash paid for:
    Interest......................................  $        --
    Income taxes..................................  $ 1,719,889

         See accompanying notes to consolidated financial statements.

                                     F-43

                          CONNING INC. & SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION

    Conning Inc. (the "Corporation", formerly known as Conning Corporation), a Delaware corporation, is a holding company whose wholly-owned subsidiary, Conning & Company ("Conning"), is a registered investment adviser with the Securities and Exchange Commission under the Investment Advisers Act and is primarily an asset management and research company concentrating on the insurance industry. Conning is also a registered broker dealer and a member of the National Association of Securities Dealers, Inc.

NOTE 2--SUMMARY OF ACCOUNTING POLICIES

    The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies followed by the Corporation and its subsidiaries are summarized below.

    Accounting Changes--Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115) which requires that investments be classified in one of three categories: held-to-maturity, available-for-sale or trading. The Corporation classified equity investments held for market making activities as trading securities and all other marketable equity securities as available-for-sale. At January 1, 1994, there was no effect on the financial position of the Corporation upon implementation of FAS 115 as investments held for market making activities were previously carried at fair value with corresponding gains or losses recorded through income. No other marketable equity securities were held at January 1, 1994.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of intercompany balances and transactions.

    Revenue Recognition--Asset management fees, institutional research fees and financial advisory fees are recorded in income when services are provided. Consulting fees are recorded as income at the completion of the contract or at the time of receipt in the case of non-refundable fees earned. Fee income for industry research publications is recorded as income ratably over the subscription period, which is generally one year. Related expenses are recorded as incurred.

    Cash and Cash Equivalents--Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

    Short-Term Investments--Short-term investments are comprised of U.S. Government Securities and are carried at amortized cost, which approximates fair value.

    Investments--Marketable equity securities classified as trading securities are presented at fair value with corresponding unrealized gains or losses included in current period income. Marketable equity securities classified as available-for-sale are presented at fair value with corresponding unrealized gains or losses included as a separate component of shareholders' equity, net of deferred income taxes.

    Non-marketable securities are valued at fair value as determined in good faith by the management of the Corporation. The changes in the resulting difference between cost and market (or fair value) are included in the consolidated statement of operations.

    Equipment and Leasehold Improvements--Equipment is stated at cost, less accumulated depreciation provided on an accelerated method over periods not exceeding eight years. Leasehold improvements are stated at cost, less accumulated amortization provided on a straight line basis over the term of the lease.

    Income Taxes--Income tax expense is based on income reported in the financial statements. Deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Corporation files consolidated

                          CONNING INC. & SUBSIDIARIES
federal and combined state income tax returns with its subsidiaries. Net deferred income taxes are included in other assets. The Corporation records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized.

    Deferred Charges--Deferred charges represent costs incurred to establish certain private equity funds. These costs are being amortized on a straight line method over an estimated useful life of eight years. Amortization of $81,386 was charged against revenue during 1994.

    Rent Expense--The Corporation received financial incentives as well as a stepped rental rate structure regarding its lease at the Corporation's main premises. The Corporation is recording all incentives and rental rates in its results of operations as if they occurred evenly throughout the term of the lease. In connection with such incentives, the Corporation issued a $350,000 letter of credit to the landlord in the event of default under the lease. The letter of credit was outstanding at December 31, 1994.

    Other revenue--Realized and unrealized gains on investments, interest income and other miscellaneous revenues are also included.

NOTE 3--UNDERWRITINGS, COMMISSIONS AND ACCOUNTS RECEIVABLE

    Accounts receivable include amounts due for management fees, consulting engagements and other business activities of the Corporation. Underwriting fees and commissions receivable are amounts due from customers for securities transactions and selling concessions due from underwriters. At December 31, 1994, an allowance for doubtful accounts of $212,750 was applied as a reduction of accounts receivable.

NOTE 4--INVESTMENTS

    At December 31, 1994 the estimated fair value of marketable and non-marketable investments were as follows:

Marketable Equity Securities--Trading
  (cost $37,150)........................  $   36,250

Marketable Equity
  Securities--Available-for-sale (cost
  $490,000).............................     570,000

Non-marketable equity securities (cost
 $16,625)...............................      18,310

Non-marketable partnership investments
 (cost $1,272,200)......................   1,292,506
                                          ----------

Total...................................  $1,917,066
                                          ==========

    The Corporation owns one security classified as available-for-sale with an original cost of $400,000 and a carrying value at the date of adopting FAS 115 of $490,000. The Corporation is directly, or indirectly through intermediary partnerships, the managing general partner for six private equity funds with an equity ownership interest of 1% in each fund. Fees for managing the six funds were $3,191,855 for the year ended December 31, 1994. The Corporation owns a 42.5% share in the joint venture. During 1994, the Corporation recorded $270,000 in revenue relating to this joint venture.

NOTE 5--EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements comprised the following:

Office equipment..............  $1,191,233

Data processing equipment.....   1,604,349

Leasehold improvements........     370,039
                                ----------

                                 3,165,621

Less accumulated depreciation
  and amortization............   2,180,005
                                ----------

                                $  985,616
                                ==========

                          CONNING INC. & SUBSIDIARIES

    Depreciation expense for the year ended December 31, 1994 was $360,544. The Corporation occupies premises and rents certain office equipment under leases that are accounted for as operating leases and that have expiration dates through 2005. Rentals under these leases aggregated $1,069,139 for the year ended December 31, 1994, after reduction for rent received from subleases of $150,041.

    At December 31, 1994, the minimum net rental commitments of the Corporation for the periods indicated under the terms of the operating leases in excess of one year were approximately $7,737,000 as follows: $834,000 in 1995; $819,000 in 1996; $769,000 in 1997; $740,000 in 1998; $732,000 per year from 1999 to
2004 and $183,000 in 2005. At December 31, 1994, the minimum due under a sublease agreement in excess of one year is approximately $100,000 as follows:
$63,000 in 1995, and $37,000 in 1996. The commitments include future repayments of approximately $2,264,000 in rent expense accrued and rent incentives recorded at December 31, 1994.

NOTE 6--INCOME TAXES

    The provision for federal and state income taxes for the year ended December 31, 1994 are as follows:

Current income tax provision............  $1,194,550

Deferred income tax provision...........      49,272
                                          ----------

Total income tax provision..............  $1,243,822
                                          ==========

    The components of deferred income taxes for the year ended December 31, 1994 are as follows:

Accrued rent............................   $   3,237

Realization of loss carryforwards.......     111,520

Change in valuation allowance...........      64,074

Accrued expense reserves................    (127,500)

Other, net..............................      (2,059)
                                           ---------
Total deferred income tax provisions....   $  49,272
                                           =========

    Under the provisions of FAS 109, the Corporation's net deferred income tax assets represent the estimated future tax effects attributable to future taxable or deductible temporary difference between amounts recognized in the financial statements and income tax returns. At December 31, 1994 the net deferred income tax assets are as follows:

Accrued rent............................  $  769,603

State income tax, net...................     176,447

Other, net..............................     231,479
                                          ----------

Gross deferred income tax assets........   1,177,529
                                          ----------

Depreciation............................    (145,897)

Unrealized appreciation on
 investments............................     (57,800)

Investments in affiliates...............      (6,973)
                                          ----------

Gross deferred income tax liabilities...    (210,670)
                                          ----------

Net deferred income tax assets before
  valuation allowance...................     966,859

Valuation allowance.....................    (778,172)
                                          ----------

Net deferred income tax assets..........  $  188,687
                                          ==========

                          CONNING INC. & SUBSIDIARIES

    The Corporation's effective federal income tax rate was 36.8% for the year ended December 31, 1994. The differences between the hypothetical United States federal income tax provision at the statutory rate of 34% and the Corporation's actual federal income tax rate are as follows:

Income before income taxes..............  $2,751,313

State income tax provision..............    (364,510)
                                          ----------

Income before federal income taxes......  $2,386,803
                                          ==========
Federal income taxes at statutory
 rates..................................     811,513

Changes in valuation allowance..........      23,215

Other, net..............................      44,584
                                          ----------

Federal income tax provision............  $  879,312
                                          ==========

NOTE 7--SHORT-TERM BORROWINGS

    At December 31, 1994 the Corporation had a line of credit with a commercial bank for $1,650,000. The interest rate is based on LIBOR plus 150 basis points. The line of credit reduces to $1,200,000 on April 1, 1995, $650,000 on April 1, 1996 and expires on April 1, 1997. There were no outstanding borrowings at December 31, 1994.

NOTE 8--SHAREHOLDERS' EQUITY

    The board of directors of the Corporation is authorized to issue up to 1,000,000 shares of common stock, 100,000 shares of non-voting common stock and 1,000,000 shares of preferred stock. All shares have a par value of $.01 per share. The board of directors is authorized to set the terms, limitations, preferences and series of preferred stock.

    On February 25, 1993, PennCorp Financial ("PennCorp") purchased all of the then outstanding Corporation's Non-Voting Series A Preferred Stock, which were subject to mandatory redemption, from the previous shareholders. On the same date, the Corporation entered into an agreement with PennCorp to exchange the shares of Non-Voting Series A Preferred Stock for 160,000 shares of 8% Cumulative Senior Preferred Stock ("Senior Preferred Stock") valued at
$22.8125 per share ($3,650,000 aggregate), all of the 24,350 shares of non-voting common stock valued at $36.50 per share ($888,775 aggregate) and cash of $261,225. The Senior Preferred Stock was issued at a discount from a face value of $4,000,000. The holders of the Senior Preferred Stock have voting rights only with respect to certain matters, including an election of two members of the board of directors representing less than a majority of the board, and are entitled to receive cumulative dividends at the annual rate of $2.00 per share payable semi-annually.

    The Senior Preferred Stock, plus any accrued and unpaid dividends, may be redeemed by the Corporation on or after March 31, 1994 with the approval of the Corporation's Board of Directors. No redemptions occurred during 1994. The Preferred Stock is redeemable at $24.0625 per share ($3,850,000 aggregate) if redeemed between March 31, 1994 through March 30, 1997; and at $25.00 per share ($4,000,000 aggregate) if redeemed on or after March 31, 1997. In connection with the exchanges as described above, the Corporation has issued warrants to subsidiaries of PennCorp to purchase 31% of the Corporation's fully diluted common shares, at a price determined by the common stock book value per share, if the Senior Preferred Stock is not fully redeemed by February 25, 1999.

    The voting shares of common stock are entitled to vote on all matters requiring shareholder action. All voting common shares issued by the Corporation are subject to a Shareholder's Agreement. Under this agreement, no transfer of shares is permitted except with the consent of the Corporation's Board of Directors. Upon termination of employment, or other event as described in the agreement, all voting common stock shares of the Corporation held must be sold back to the Corporation at a price determined in accordance with the agreement.

    The Corporation did not declare any dividends on common stock shares outstanding during 1994 and it is anticipated that there will be no dividends declared in the near future. The Corporation is also restricted as to the amount of dividends that can be declared since Conning is a registered broker-dealer who is required to maintain a

                          CONNING INC. & SUBSIDIARIES
minimum net capital balance of approximately $225,572 at December 31, 1994 pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

    On September 13, 1994, the Corporation held a private offering to certain employees which closed on September 28, 1994. A total of 7,575 shares were sold at $65.85 per share adding $498,814 to shareholders' equity. As of December 31, 1994, the Corporation was owed $211,041 from certain employees for their purchases of common stock, and such amounts were repaid in January 1995.

    During 1994, the Corporation purchased 7,830 shares of common stock for treasury at a total cost of $471,456.

NOTE 9--OTHER RELATED PARTY ACTIVITIES

    The Corporation is the holder of notes receivable for the principal sum of $200,000 bearing interest at the rate of 8.0% per annum from Tennant Risk Services, Inc. ("Tennant"), a Connecticut corporation of which the Corporation owns a nominal interest. Members of the board of directors of the Corporation who are also members of senior management serve as Board members of Tennant. The notes are due in installments of $125,000 and $75,000 on September 1, 1995 and August 1, 1997 respectively. Interest is due semi-annually and interest income of $16,000 is included in the statement of operations for the year ended December 31, 1994.

    The Corporation provided investment management services to PennCorp. Investment management fees of $638,142 were earned for the year ended December 31, 1994.

NOTE 10--STOCK OPTIONS AND EMPLOYEE BENEFITS

    The Corporation has a Stock Option Plan (the "Plan") that allows the
Board of Directors to grant incentive and/or non-qualified stock options to key employees and directors of the Corporation and its affiliates. The options are exercisable in equal installments over a period of two years from the date of grant and no later than ten years from the date of grant. A total of 83,876 shares of the Corporation's common stock have been reserved for issuance pursuant to the Plan. Transactions under the stock option plan are summarized as follows:

                                                          AVERAGE
                                             NUMBER OF    EXERCISE
                                              SHARES       PRICE

Outstanding, beginning of year..........      35,866       $24.32

Granted.................................       9,225        62.52

Exercised...............................          --           --

Canceled................................     (10,556)       19.76
                                             -------       ------

Outstanding, end of year................      34,535       $35.92
                                             =======       ======
Exercisable, end of year................      24,136       $28.81
                                             =======       ======

    401(k) Savings Plan--Conning has a 401(k) savings plan ("the 401(k)
Plan") for which substantially all employees are eligible. In addition to employee contributions, Conning contributed $351,286 on behalf of the eligible employees for the year ended December 31, 1994. The 401(k) Plan offers six investment vehicles in addition to a self-directed option. One of the investment vehicles is managed by Conning.

NOTE 11--NET CAPITAL REQUIREMENTS

    The Corporation's principal subsidiary, Conning, is subject to a requirement of the SEC's Uniform Net Capital Rule, requiring the maintenance of certain minimal capital levels. At December 31, 1994, Conning had net capital, as defined by the Uniform Net Capital Rule, of $5,324,070 which was $5,098,498 in excess of the required net capital.

                          CONNING INC. & SUBSIDIARIES

NOTE 12--SUBSEQUENT EVENTS

    On August 11, 1995, all of the outstanding common stock of the Corporation was acquired by Conning Corporation, formerly known as Conning Asset Management Company--name change effective July 31, 1996. Conning Corporation is owned by General American Holding Company, a wholly owned subsidiary of General American Life Insurance Company.

    In September 1997, Conning Corporation filed a preliminary registration statement with the Securities and Exchange Commission to register 2,500,000 shares of Common Stock (excluding the over-allotment option) to be sold by Conning Corporation in an initial public offering.

                                   GLOSSARY

    "ASSET" typically refers to anything having a commercial or exchange value that is owned by a business, institution or individual. In this context `asset' refers to the financial holdings of the Company's clients, primarily insurance companies.

    "ASSET BACKED SECURITIES" are bonds or notes typically backed by loan paper or accounts receivable originated by banks, credit card companies or other providers of credit.

    "ASSET LIABILITY MATCHING" refers to the quantitative analytic techniques applied to the estimation of the time frame in which a client's liabilities will become payable and the program designed to appropriately match the duration of the investment portfolio to that time frame.

    "ASSET MANAGEMENT" refers to the services offered by the Company which include the allocation of the clients funds to basic security classes and the active buying, trading and selling that accompanies the investment function.

    "CORPORATE BONDS" are debt instruments issued by a private corporation as distinct from a government agency or a municipality.

    "DISCRETIONARY ASSET MANAGEMENT" refers to the active management of an investment portfolio including the asset allocation and purchasing, trading and selling activities.

    "EQUITIES" are securities representing the ownership interest in a corporation.

    "GOVERNMENTS" are securities issued by the U.S. government, such as Treasury Bills, bonds, notes and savings bonds, as well as debt issues of federal agencies which are not directly backed by the U.S. government.

    "INDEXED EQUITIES" are pools of funds which are invested in a portfolio which seeks to match that of a broad-based securities index. This may include the Standard & Poor's 500 index, indexes of mid- and small-capitalization stocks, foreign stock indexes and bond indexes.

    "INVESTMENT ADVISORY SERVICES" are services which support the analysis and needs of clients and result in advice pertaining to the general structure of the client's portfolio, but do not include advice relative to specific investments.

    "MASTER SERVICER" is an entity which provides administrative services to securitized pools of mortgage-backed securities.

    "MORTGAGE LOANS" are debt instruments by which the borrower, either corporate or individual, grants the lender a lien on property as security for the repayment of the loan.

    "MUNICIPAL BONDS" are debt obligations of a state or local government entity.

    "NON-CAPTIVE INSURANCE COMPANY" refers to an insurance company that is not formed primarily for the purpose of providing insurance to its parent and affiliated entities.

    "PRIVATE EQUITY FUNDS" refer to the funds for which the Company has raised capital from institutional investors for the purpose of investing in privately held companies.

    "PRIVATE PLACEMENTS" refer to stocks, bonds or other investments which are sold directly to an institutional investor, and which are typically restricted as to resale.

    "REAL ESTATE" refers to a piece of land and all the physical property relating to it, and may include the air and subsurface rights.

    "RECURRING FEE BASED REVENUE" refers to the on going fees the Company collects, in the ordinary course of its business, from its clients on business including discretionary asset management, investment advisory, investment accounting & reporting, real estate, research, and private equity management.

    "SCHEDULE B" refers to the detail schedule of mortgages included in the standard insurance department regulatory statutory annual statement.

    "SCHEDULE D" refers to the detail schedule of investments included in the standard insurance department regulatory statutory annual statement.

    "SHORT-TERM OBLIGATIONS" typically refer to investments which have a maturity of one year or less.

    "SPECIAL SERVICER" means an entity which provides asset management and resolution services for non-performing or under-performing loans within a pool of performing loans or mortgages.

================================================================================

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ----------------

                                     TABLE OF CONTENTS
                                                                                        PAGE
                                                                                        ----
Prospectus Summary..............................................................          3
Cautionary Statement Regarding Forward-Looking Statements.......................          9
Risk Factors....................................................................          9
Use of Proceeds.................................................................         17
Dividend Policy.................................................................         18
Capitalization..................................................................         18
Dilution........................................................................         19
Business........................................................................         20
Selected Consolidated Financial Data............................................         33
Management's Discussion and Analysis of Financial Condition and Results of
  Operation.....................................................................         36
Regulation......................................................................         40
Management......................................................................         43
Certain Relationships and Related Transactions..................................         52
Principal Shareholders..........................................................         58
Shares Eligible for Future Sale.................................................         60
Description of Capital Stock....................................................         62
Certain Charter and Bylaw Provisions............................................         63
Underwriting....................................................................         67
Legal Matters...................................................................         69
Experts.........................................................................         69
Additional Information..........................................................         69
Index to Financial Statements...................................................        F-1
Glossary........................................................................        G-1

                              ------------------

UNTIL JANUARY 9, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                               2,500,000 SHARES

                                [CONNING LOGO]
                              CONNING CORPORATION

                                 COMMON STOCK

                                  -----------

                                  PROSPECTUS

                                ---------------

                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION


                           A.G. EDWARDS & SONS, INC.

                                December 15, 1997
================================================================================

                                APPENDIX

      Pages 23 and 27 contain bar graphs. The information contained in the graphs are presented in a tabular format that may be processed by the EDGAR system.